PROSPECTUS
--------------------------------------------------------------------------------

[LOGO]                            2,500,000 Shares
                             NAL FINANCIAL GROUP INC.
                                   Common Stock

--------------------------------------------------------------------------------

All 2,500,000 shares of common stock, $0.15 par value per share (the 'Common Stock') offered hereby (the 'Offering') are being sold by NAL Financial Group Inc. (the 'Company').

The Company's Common Stock is included in the Nasdaq Stock Market's National Market (the 'Nasdaq National Market') under the symbol 'NALF.' On December 23, 1996, the last reported sales price for the Common Stock on the Nasdaq National Market was $8.50 per share. See 'Price Range of Common Stock.'

SEE 'RISK FACTORS' ON PAGES 8 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               Underwriting
                       Price to               Discounts and              Proceeds to
                        Public               Commissions (1)             Company (2)

Per Share....           $7.50                     $0.47                     $7.03

Total (3)....        $18,750,000                $1,175,000               $17,575,000

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated to be $700,000.

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be

    $21,562,500, the total Underwriting Discounts and Commissions will be $1,351,250 and the total Proceeds to Company will be $20,211,250. See 'Underwriting.'

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York on or about December 30, 1996.

PRUDENTIAL SECURITIES INCORPORATED

                               PIPER JAFFRAY INC.

                                                      SANDS BROTHERS & CO., LTD.
December 23, 1996

                 [MAP of Headquarters and States of Operation]

                   States of Operation

                                     Currently    Currently Licensed
                       State         Operating    but not Operating
                   --------------    ---------    -----------------
                   Arizona               X
                   California            X
                   Colorado              X
                   Connecticut                            X
                   Delaware                               X
                   Florida               X
                   Georgia               X
                   Illinois              X
                   Indiana               X
                   Kansas                                 X
                   Kentucky              X
                   Louisiana             X
                   Maryland              X
                   Michigan                               X
                   Mississippi           X
                   Missouri              X
                   Nevada                                 X
                   New Hampshire                          X
                   New Jersey            X
                   New Mexico                             X
                   New York              X
                   North Carolina        X
                   Ohio                  X
                   Oklahoma                               X
                   Oregon                X
                   Pennsylvania          X
                   Rhode Island                           X
                   South Carolina        X
                   Tennessee             X
                   Texas                 X
                   Vermont                                X
                   Utah                                   X
                   Virginia              X
                   Washington            X
                   West Virginia                          X


As of December 23, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY HAVE ENGAGED IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE 'UNDERWRITING.'

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') and in accordance therewith files reports and other information with the Securities and Exchange Commission (the 'Commission'). Copies of these reports may be inspected and copied at the Public Reference Facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request addressed to the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under the caption 'Risk Factors.' Unless the context otherwise requires, the 'Company' or 'NAL' refers to NAL Financial Group Inc. and its wholly-owned subsidiaries.

                                  THE COMPANY

     NAL is a specialized automobile finance company engaged in the purchase and servicing of loan and lease contracts (the 'Contracts') originated by franchised and select independent dealers ('Dealers') in connection with sales or leases of used and new automobiles to consumers with non-prime credit. Consumers with non-prime credit are perceived to be relatively high credit risks due to various factors, including the manner in which they have handled previous credit, the absence or limited extent of their prior credit history and their limited financial resources. The Company purchases Contracts relating principally to the 'C' credit segment of the automobile finance market. In addition to purchasing Contracts directly from Dealers, the Company has established diverse programs that enable it to increase the volume of Contracts purchased from a variety of Dealers with whom the Company does not maintain a direct relationship. As of

September 30, 1996, the Company serviced 1,594 Dealers in 23 states and more than 90% of all Contracts acquired by the Company during the nine months ended September 30, 1996 were originated by franchised Dealers. The Company generated net income of approximately $394,000 and $2.8 million in 1994 and 1995, respectively. For the nine months ended September 30, 1995 and September 30, 1996, the Company generated net income of approximately $1.1 million and $6.1 million, respectively.

     The Company has experienced significant growth in its portfolio of purchased and serviced Contracts since June 1994, when the acquisition of Contracts became the principal focus of its business. Total Contracts purchased, which includes both loan contracts ('Loan Contracts') and lease contracts ('Lease Contracts'), increased from approximately $28.1 million through December 31, 1994 and $165.7 million through December 31, 1995, to approximately $205.8 million through September 30, 1996. As a result, the Company's servicing portfolio increased from approximately $44.4 million at December 31, 1994 and $153.8 million at December 31, 1995, to approximately $283.9 million at September 30, 1996. The Company's overall growth during this period was attributable to an increase in its Dealer relationships from 196 Dealers at December 31, 1994 to 1,594 Dealers at September 30, 1996, and an expansion of the sources and amounts of financing available to purchase Contracts. Loan Contracts purchased during the nine months ended September 30, 1996 had an average principal balance of $12,300, a weighted average annual percentage rate ('APR') of 19.48%, a weighted average purchase discount of 5.73% and a weighted average initial contract term of 54.7 months. Lease Contracts purchased during the nine months ended September 30, 1996 had an average principal balance of $15,800, a weighted average yield of 18.10%,which is based on the residual value assigned by the Company at the inception of the Lease Contract, and a weighted average initial contract term of 45.4 months.

     The Company has historically funded the purchase of its Contracts with borrowings from banks and other lenders. Currently, the Company's primary financing sources include a $100 million warehouse facility, $45 million of revolving credit facilities, including a $25 million facility with General Electric Capital Corporation ('GECC') and a specialized borrowing facility. Beginning in December 1995, the Company began securitizing the majority of its portfolio of Loan Contracts to increase the Company's liquidity, provide for the redeployment of capital, reduce risks associated with interest rate fluctuations and provide the Company with access to a cost-effective, diversified source of financing. During the last four fiscal quarters, the Company completed securitization transactions aggregating approximately $200 million. During this period, gains on sale from the securitization transactions have constituted the principal source of the Company's revenues. The Company plans to continue to employ its securitization program as an integral component of its funding strategy and anticipates that it will generally complete securitization transactions on a quarterly basis. The Company also generates revenues from interest income and fees earned on Contracts held in portfolio, as well as servicing fees from Loan Contracts sold in securitization transactions. In addition, the Company receives revenues from the sale of insurance and related products through its insurance subsidiary, NAL Insurance Services, Inc. ('NIS').

     The Company purchases Contracts directly from Dealers through its Dealer Program and through select third party entities that participate in the Company's Captive Program, Affinity Program, Correspondent Program, Recourse Program and Wholesale Program (collectively, the 'Origination Programs'). Participants in these Origination Programs offer Contracts to the Company under a variety of arrangements and allow the Company to increase its access to Dealers. The Company's main sources of Contracts are its Dealer Program and its Captive Program. The Captive Program includes the Company's arrangements with Special Finance, Inc. ('SFI'), which recently became a wholly-owned subsidiary of the Company. Under its Affinity Program, the Company has an agreement with General Electric Capital Auto Lease, Inc. ('GECAL') to purchase non-prime Lease Contracts through GECAL's network of Dealers in the Southeast region of the United States. As of September 30, 1996, the Company's servicing portfolio consisted of Contracts purchased through its Dealer Program (32%), Captive Program (46%), Affinity Program (5%), Correspondent Program (2%), Recourse Program (9%) and Wholesale Program (6%). Each of these programs, other than the Recourse Program, is designed to purchase Contracts relating primarily to the 'C' credit segment of the market. The Recourse Program is designed to purchase Contracts relating to the 'D' credit segment.

     The Company's principal objectives are to sustain controlled growth of its business and to maximize its profit potential. To achieve these objectives, the Company is currently implementing the following strategies:

          Expanding and Strengthening Relationships with Origination
     Sources. The Company plans to achieve a greater volume of business by expanding its origination sources in existing markets, by entering into new geographic markets and by strengthening its current relationships. The Company develops strong relationships with its Dealers and other origination sources by providing a high level of service specifically tailored to meet their needs. The Company typically responds to credit applications on the date received and in most cases within two to four hours, and generally pays for Contracts purchased within twenty-four hours of receipt of a complete funding package. In addition, the Company provides training to Dealer personnel on the use of the Company's credit underwriting guidelines.

          Providing Diverse Products and Services to Dealers. In addition to providing prompt, flexible service and a reliable source of financing, the Company increases its volume of business from Dealers by offering a 'one-stop shop' service. This service includes purchasing both Loan and Lease Contracts on used and new automobiles, addressing a broad range of credit profiles and offering insurance and related products.

          Employing Detailed Underwriting Guidelines. In order to evaluate and measure effectively the risks associated with lending to non-prime consumers, the Company's underwriting guidelines and approval procedures focus on balancing the creditworthiness of the borrower with the adequacy of the vehicle as collateral. The guidelines provide a high degree of credit and pricing specificity to Dealers, which enable them to improve service to their customers by increasing the efficiency of the credit application and funding process.


          Maintaining Effective Collection and Asset Disposition Systems. The Company employs efficient and aggressive collection policies and procedures. The Company contacts a borrower typically within 24 hours of a payment delinquency and manages accounts based on geographic regions. The Company also uses its subsidiary, Performance Cars of South Florida, Inc. ('PCSF'), with a J.D. Byrider car dealership franchise ('JDBR Franchise') to maximize recovery on some of its repossessed and off-lease vehicles. As geographic expansion requires, the

     Company intends to establish full service regional centers, which will include servicing and collection operations.

          Diversifying its Financing Sources. The Company plans to continue to expand and diversify its financing sources. The Company intends to continue to sell Loan Contracts through securitization transactions on a quarterly basis. Securitization enables the Company to increase its liquidity, redeploy capital, mitigate interest rate risk and reduce credit risk.

          Continuing the Growth of Related Businesses. The Company's related businesses, through NIS and PCSF, complement the purchasing and servicing of Loan and Lease Contracts and enhance the Company's profitability. The Company intends to continue to offer insurance and related products to Dealers, which provide an additional source of revenue to the Company. As the volume of Contracts purchased increases, the Company plans to open additional PCSF sites with JDBR Franchises to maximize recovery from remarketing activities.

          Recruiting and Retaining Experienced Management. Members of the Company's management team have an average of over 20 years of experience in automobile finance, consumer finance or banking. Management believes that hiring experienced management personnel is critical to the formulation and implementation of its strategies and the maintenance of its growth and profitability. The Company intends to continue to provide incentive compensation arrangements, including stock option plans, to attract and retain members of the management team.

     According to CNW Marketing/Research, an independent automobile finance market research firm, the automobile finance industry (which includes new and used vehicle lending and leasing) is the second largest consumer finance industry in the United States with over $410 billion in loan and lease originations in 1995. Management believes that captive finance companies, such as General Motors Acceptance Corporation, Ford Motor Credit Company and Chrysler Credit Corporation, financed between 25% and 30% of automobile purchases and leases nationwide in 1995, while the balance was provided by banks, credit unions and independent finance companies. The industry is generally segmented according to the type of car sold (new or used) and the credit characteristics of the borrower (prime or non-prime). Management believes that the non-prime segment of the automobile finance market is in the range of $80 billion to $100 billion in annual loan and lease originations.


     The Company was founded in February 1991 as a specialized consumer finance company. It became publicly held by virtue of a merger (the 'Merger') with a previously inactive public company on November 30, 1994. Until June 1994, the Company's principal activities involved the bulk purchase and servicing of seasoned and non-performing portfolios of consumer and mortgage loan and automobile loan and lease receivables. The principal focus of the Company's business since June 1994 has shifted to the purchase and servicing of automobile Loan and Lease Contracts.

     The Company's principal executive office is located at 500 Cypress Creek Road West, Suite 590, Fort Lauderdale, Florida 33309. Its telephone number is
(954) 938-8200.

                              RECENT DEVELOPMENTS

     On December 18, 1996, the Company completed the sale of approximately $88 million of Loan Contracts in a privately-placed securitization transaction, the terms of which are similar to the Company's four prior securitization transactions. The securities issued in the securitization transaction were rated 'A' and 'BBB' by Duff & Phelps Credit Rating Co. and Fitch Investors Service, L.P. and carry a weighted average coupon rate of 7.03%.

                                  THE OFFERING

Common Stock Offered Hereby..................    2,500,000 shares

Common Stock to be Outstanding after the
  Offering(1)(2).............................    9,847,367 shares

Use of Proceeds..............................    The proceeds will be used to
                                                 support growth and for
                                                 general corporate purposes,
                                                 including working capital,
                                                 future acquisitions, the
                                                 repayment of certain advances
                                                 totaling $2,413,869 to the
                                                 Company's Chief Executive
                                                 Officer and the repay-
                                                 ment of short-term
                                                 indebtedness of $2,000,000.
                                                 Pending such use, the net
                                                 proceeds will be used to
                                                 repay indebtedness under the
                                                 Company's warehouse and other
                                                 credit facilities. See 'Use
                                                 of Proceeds.'

Nasdaq National Market Symbol................    NALF

------------------

(1) As of December 23, 1996.

(2) Excludes the potential conversion of $25.0 million principal amount of outstanding debentures and the exercise of 2,913,625 outstanding related warrants. Assuming the conversion of $25.0 million of outstanding debentures into 3,355,330 shares of Common Stock (principal and interest) and the issuance of 2,913,625 shares upon the exercise of outstanding warrants, the Company would have 16,116,322 shares of Common Stock outstanding after the Offering. Of the 6,268,955 shares of Common Stock issuable upon the conversion of outstanding debentures and the exercise of outstanding related warrants, substantially all of such shares are subject to the terms of a lock-up agreement for a period of 180 days after the date of this Prospectus. In addition, assuming the conversion of such debentures and the exercise of such warrants, the Company would be released from its obligation to repay approximately $28.4 million of principal and interest, and the Company would secure additional working capital of approximately $29.3 million. See 'Risk Factors' and 'Description of Securities.'

    Certain debentures and warrants are subject to price protection and adjustment features. Based upon the current market price, the number of shares issuable upon conversion of such debentures would likely be subject to material increase. See 'Description of Securities -- Price Protection.'

                         SUMMARY FINANCIAL INFORMATION

     The financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere herein. In the opinion of management, the interim financial information for the nine-month periods ended September 30, 1996 and 1995 includes all of the adjustments necessary to fairly present the results of such interim periods and all such adjustments which are of a normal recurring nature. The interim financial information includes the accounts of the Company and its wholly-owned subsidiaries and should be read in conjunction with the audited financial statements, and the footnotes thereto, for the year ended December 31, 1995. Certain 1995 and 1994 amounts have been reclassified to conform with the current year presentation. Operating results for the nine-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

                                                            FOR THE NINE                  FOR THE
                                                            MONTHS ENDED                YEARS ENDED
                                                           SEPTEMBER 30,               DECEMBER 31,
                                                       ----------------------      ---------------------
                                                         1996          1995          1995         1994
                                                       --------      --------      --------      -------
                                                               (DOLLARS IN THOUSANDS EXCEPT FOR
                                                                      PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net interest income...............................     $  8,936      $  6,363      $  8,319      $ 3,430
Gain on sale of Contracts.........................       13,427           128         4,600        2,292
Servicing fees and other income...................        4,670         1,241         2,651          454
                                                       --------      --------      --------      -------
Total revenue.....................................       27,033         7,732        15,570        6,176
Provision for credit losses.......................       (2,801)       (1,412)       (2,762)        (573)
Operating expenses................................      (13,844)       (4,514)       (7,805)      (4,946)
Non-cash charge for escrow shares.................         (301)          (80)         (280)          --
                                                       --------      --------      --------      -------
Income before taxes...............................       10,087         1,726         4,723          657
Provision for income taxes........................       (3,945)         (656)       (1,926)        (263)
                                                       --------      --------      --------      -------
Net income........................................     $  6,142      $  1,070      $  2,797      $   394
                                                       --------      --------      --------      -------
                                                       --------      --------      --------      -------
Primary EPS.......................................     $    .81      $    .18      $    .45      $   .08
Fully diluted EPS.................................     $    .75      $    .18      $    .45      $   .07
PRO FORMA EPS:(1)
Net income........................................     $  6,750                    $  3,952
Primary EPS.......................................     $    .68                    $    .45
Fully diluted EPS.................................     $    .66                    $    .45

OPERATING DATA:
Loan Contracts purchased during the period........     $191,718      $ 92,368      $145,657      $23,382
Average Loan Contract purchased during the
  period(2).......................................     $   12.3      $   11.8      $   12.0      $   9.1
Weighted average Loan Contract APR................        19.48%        19.94%        19.72%       20.98%
Weighted average Loan Contract term (months)......         54.7          50.7         48.73        43.75
Lease Contracts purchased during the period.......     $ 14,071      $ 16,059      $ 20,048      $ 4,683
Average Lease Contract purchased during the period     $   15.9      $   16.8      $   17.7      $  17.6
Weighted average Lease Contract yield.............        18.10%        17.74%        16.93%       16.95%
Weighted average Lease Contract term (months).....         45.4          43.7          42.5         45.5
Principal balance of Contracts securitized during
  the period......................................     $160,302            --      $ 40,136           --
Number of states served (at end of period)........           23             4             8            1
Number of Dealers (at end of period)(3)...........        1,594           787           909          196
Operating expenses as a percentage of average
  servicing portfolio during the period(4)........         8.59%         7.76%         8.41%       14.39%
SELECTED PORTFOLIO DATA:
Servicing portfolio (at end of period)............     $283,887      $111,888      $153,764      $44,415
Delinquencies as a percentage of the servicing
  portfolio (at end of period)(5).................        11.69%         9.39%        13.97%        8.61%
Net charge-offs as a percentage of the average
  servicing portfolio during the period(4)(5).....         6.46%          .79%         3.15%           0%
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.........................     $  4,572      $  1,336      $  1,953      $ 1,726
Contracts receivable, net(6)......................       87,739        99,278       101,214       29,984
Excess servicing receivable.......................       22,898            --         4,999           --
Total assets......................................      144,833       112,206       122,035       34,518
Debt(7)...........................................       96,716        86,977        91,794       22,502
Total liabilities.................................      107,575        91,177        98,175       23,663
Stockholders' equity..............................       37,258        21,029        23,860       10,855

------------------
(1) Pro forma net income and pro forma primary and fully diluted earnings per share as adjusted to give effect to the sale by the Company of 2,500,000 shares of the Common Stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds therefrom to the repayment of a portion of the Company's debt as if such transaction had been consummated at the beginning of the periods presented.
(2) Excludes Recourse Program Loans.
(3) Includes Dealers with whom SFI has relationships.
(4) The percentages for the nine months ended September 30, 1996 and 1995 have been annualized.
(5) Excludes non-automobile bulk purchase contracts. Delinquency information reflects Contract delinquency greater than 30 days.
(6) Net of reserve available for credit losses.
(7) Amounts include discount arising from the issuance of common stock purchase warrants.

                                  RISK FACTORS

     An investment in the shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus in connection with the investment in the shares of Common Stock.

     When used in this Prospectus, the words 'may,' 'will,' 'expect,' 'anticipate,' 'continue,' 'estimate,' 'project,' 'intend' and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are described under the headings 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'The Company' and in the risk factors set forth below.

     DEPENDENCE UPON ADEQUATE SOURCES OF FINANCING. The Company is dependent upon its warehouse facility, revolving credit facilities and other financing arrangements to finance the purchase of its automobile Loan and Lease Contracts. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' Accordingly, the Company's ability to maintain and expand its portfolio of Loan and Lease Contracts, while dependent upon a number of factors, relies predominantly upon the availability of adequate financing at rates and upon terms acceptable to the Company. The Company also relies on the proceeds from its securitization transactions to pay down its warehouse facility, thereby permitting the purchase of additional Loan Contracts.

     The Company employs its securitization program as an integral component of its funding strategy. During the period from December 1995 through September 1996, the Company completed the sale of approximately $200 million of Loan Contracts in four privately-placed securitization transactions. The Company has historically applied the net proceeds from securitization transactions to repay indebtedness under its warehouse facility, thereby increasing the amounts available under such facility to fund future purchases of Loan Contracts. Any failure by the Company to effect additional securitizations of Loan Contracts on terms acceptable to the Company would restrict the Company's financing capabilities, could require the Company to curtail the purchase of Loan Contracts and could have a material adverse effect on the Company. Furthermore, the timing of any securitization transaction is affected by a number of factors beyond the Company's control, including, among others, conditions in the asset-backed securities markets, interest rates and approvals from third parties. Although the Company expects to complete future securitization transactions on a quarterly basis, some or all of these factors may cause delays in closing a securitization or may prevent such transactions entirely. Gains from the sale of Loan Contracts in securitization transactions constituted a significant portion of the net earnings of the Company during the nine months ended September 30, 1996 and are likely to continue to represent a significant portion of the Company's net earnings. If the Company were unable to securitize Loan Contracts in a financial reporting period, the Company would incur a significant decline in total revenues and net earnings for such period. In addition, in order for the Company to continue to fund the purchase of Contracts in accordance with its growth strategy, the Company will require financing in excess of that provided by its cash flow from operations, the net proceeds from the Offering and its credit facilities (or any successor facilities). No assurance can be given that additional financing sources, including securitization transactions, will be available on terms acceptable to the Company.

     The Company currently finances its Lease Contracts principally through its agreements with GECC. There can be no assurances that such financing would be available from another source upon similar terms and conditions. The inability of the Company to arrange new credit facilities or to extend its existing credit facilities would have a material adverse effect upon the Company's ability to purchase Lease Contracts.

     The Company remains in compliance with the terms of its existing credit facilities and other financing agreements. A default under any of these agreements in the future could have a material adverse effect on the Company's financial condition. The Company's ability to keep these financing sources in place depends on its continued compliance with the terms thereof. There can be no assurance that the Company's sources of financing will continue to remain available on terms acceptable to the Company, or that the Company will be able to secure increased sources of financing. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     SUSPENSION OR LOSS OF EXCESS SERVICING CASH FLOWS AND SERVICING FEE. The gain on sale of Contracts and the amount of the excess servicing receivable recognized by the Company in each securitization reflects management's estimate of future credit losses and prepayments for the Contracts included in that securitization. If the actual rates of credit losses, prepayments, or both, on such Contracts exceeded those estimated by management, the timing and the amount of the excess servicing cash flows could be adversely affected and the value of the excess servicing receivable impaired. On a quarterly basis, the Company updates its credit loss and prepayment assumptions for the remaining life of each securitization based on the past performance of the Loan Contracts within the securitization and market conditions. If the Company concludes that its ability to realize the excess servicing receivable has been impaired, the Company reduces the amount of the excess servicing receivable by recording a charge to earnings. To date, no such adjustment has been made. However, the Company's results of operations and liquidity could be adversely affected if credit losses or prepayment levels, or both, on Contracts substantially exceed anticipated levels. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     Under the terms of each securitization, the Company is required to maintain a reserve account at specific levels during the life of the securitization. Upon the occurrence of certain trigger events, which relate to delinquency, repossession or credit loss rates exceeding certain levels, the terms of the securitization transactions require the Company to maintain the reserve account at higher levels by restricting the distribution of both contractual servicing cash flows and excess servicing cash flows to the Company. Once the reserve account is maintained at the higher level and the trigger events cease to occur for a specified period, the Company would continue to receive its contractual servicing fees and excess servicing cash flows. The occurrence of trigger events could materially adversely affect the Company's liquidity and results of operations. Two of the Company's securitization transactions have recently experienced trigger events. As a result, the Company's rights to receive contractual servicing fees and excess servicing cash flows have been suspended from these two securitization transactions. Continued occurrence of the trigger events could delay cash flows to the Company which may have a material adverse impact. Although,based upon management's analysis, there has been no impairment of the excess servicing receivable to date, there can be no assurance that the excess servicing receivable will not be impaired in the future.

     NEGATIVE OPERATING CASH FLOWS. The Company's business requires substantial cash to support the funding of reserve accounts in connection with securitizations, the purchase of Contracts and other cash requirements, in addition to debt service. These cash requirements increase as the volume of Contracts purchased increases. The Company has operated historically on a negative operating cash flow basis and expects to continue to do so for so long as the Company's volume of Contracts purchased continues to grow at a significant rate. As a result of the Company's historical growth rate, the Company has used increasingly larger amounts of cash than it has generated from its operating activities. The Company has funded these negative operating cash flows principally through borrowings from financial institutions and private placements of debt and equity securities. The Company's ability to execute its growth strategy depends upon its continued ability to obtain substantial additional long-term debt and equity capital through access to the capital markets or otherwise. There can be no assurance that the Company will have access to the capital markets when needed or will be able to obtain financing upon terms reasonably satisfactory to the Company. Factors that could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions, the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects, and the performance of the Company's securitization trusts. In addition, covenants with respect to the Company's credit facilities may restrict the Company's ability to incur additional indebtedness.

     DEFAULT AND PREPAYMENT RISK. The Company's results of operations, financial condition and liquidity depend, to a material extent, on the performance of the Contracts. The performance of Contracts depends upon such factors as the underwriting criteria, the collection efforts employed to prevent defaults, and the proceeds from the sale of repossessed vehicles. The Company bears the risk of losses resulting from defaults on Contracts. In the event of a default, the liquidation proceeds from repossessed vehicles may not be sufficient to cover the outstanding Contract balance and costs of recovery. The Company, therefore, maintains a reserve for credit losses on its Contracts. The reserve reflects management's estimate of anticipated credit losses based upon expectations and historical performance of Contracts.

     Based on static pool analyses of the performance of Contracts, management has, from time to time, modified its credit underwriting criteria. In view of the performance of Contracts purchased during the six months ended December 31, 1995, the Company modified its underwriting criteria during the fourth quarter of 1995. Notwithstanding management's approach for establishing a reserve for credit losses, its estimates for anticipated credit losses may not be adequate because the Company has a limited operating history and its Contract portfolio is unseasoned. If the reserve is inadequate, the Company would recognize as an expense the losses in excess of such reserve and results of operations would be adversely affected. Additionally, such losses may impair the Company's ability to secure credit facilities and/or securitize its Contracts. While the Company believes that it maintains a reserve adequate to cover potential credit losses, there can be no assurance to that effect.

     The Company's servicing income can be adversely affected by defaults and prepayments on Contracts. The Company's servicing income is based on the outstanding balance of Contracts. If Contracts are prepaid or charged-off, the Company's servicing income will decline to the extent of such prepaid and charged-off Contracts. There can be no assurance as to what level of prepayment, if any, will occur on the Contracts. Prepayments may be influenced by a variety of economic, geographic, social and other factors, including borrowers' job transfers, casualty, trade-ins and declines in interest rates.

     IMPLEMENTATION OF BUSINESS STRATEGIES. The Company's ability to sustain the growth of its business and maximize its profit potential is dependent upon the implementation of its business strategies. The Company's strategies include:
(i) expanding and strengthening relationships with its origination sources in order to increase the volume of Contracts purchased; (ii) providing diverse products and services to Dealers; (iii) employing detailed underwriting guidelines to ensure that the Company purchases and services Contracts within acceptable levels of credit risk and loss; (iv) maintaining effective collections and asset disposition systems; (v) diversifying financing sources;
(vi) continuing the growth of related businesses; and (vii) recruiting and retaining experienced management. The Company's failure with respect to any or all of these strategies could impair its ability to increase the volume of Contracts purchased, which could have a material adverse effect on the Company's results of operations and financial condition. See 'The Company -- Business Strategy.'

     RELATIONSHIPS WITH DEALERS AND OTHER ORIGINATION SOURCES. The Company's business depends in large part upon its ability to establish and maintain relationships with Dealers and other origination sources. While the Company believes that it has been successful in developing and maintaining relationships with Dealers and other origination sources, these relationships are not long-standing, and there can be no assurance that the Company will be successful in maintaining such relationships or increasing the number of Dealers and other origination sources with which it does business, or that its existing Dealer base, and other origination sources, will continue to generate a volume of Contracts comparable to the volume of such Contracts historically generated by such Dealers and other origination sources. See 'The Company -- Business Strategy.'


     RISKS ASSOCIATED WITH THE NON-PRIME MARKET. The principal focus of the Company's business is the purchase of Contracts involving consumers with non-prime credit. The non-prime market is comprised of consumers who are perceived to be relatively high credit risks. Consequently, the Contracts acquired by the Company typically bear a higher rate of interest than contracts made to consumers with prime credit and are purchased at a discount. However, these Contracts involve a higher probability of default, higher delinquency rates and greater servicing costs than contracts made to consumers with prime credit. The Company's profitability depends on its ability to evaluate properly the credit risks, to price its Contracts accordingly and to service efficiently its Contracts. However, there can be no assurance that the rates of future defaults and losses will be consistent with prior experience or at levels that will maintain the Company's profitability, that the credit performance of its customers will be maintained, that the Company's credit analysis, servicing and collection systems and controls will continue to be adequate, or that the current interest rates and discount levels can be maintained in the face of competitive pressures.

     SENSITIVITY TO INCREASES IN INTEREST RATES. The Company's profitability is determined largely by the difference, or 'spread,' between the rate of interest collected from customers on their Contracts and the rate of interest on the funds obtained by the Company under its existing credit facilities and through securitization transactions to finance its Contracts. Generally, interest rates received by the Company on the Contracts it purchases are determined by many factors beyond the Company's control, including competition, state usury statutes and other consumer laws prohibiting or limiting the Company's ability to impose various charges on its borrowers. Significant increases in the interest rates at which the Company borrows under its revolving credit facilities could reduce the Company's spread and thereby adversely affect the Company's profitability with respect to the Contracts it purchases. In the case of securitization transactions, the interest rate demanded by investors is a function of prevailing market rates for comparable transactions and the general interest rate environment. Because the Contracts purchased by the Company have fixed interest rates, the Company bears the risk of interest rate increases during the period from the date the Contracts are purchased until the closing of its securitization for Contracts that are sold and for the entire term for Contracts that are held by the Company and are not match-funded. Moreover, the Company's warehouse facility gives the lender the right to make margin calls in the event of a specified decrease in the market value in the Contracts held for repurchase. The Company does not presently employ a hedging strategy. There can be no assurances that the Company will not sustain losses as a result of its policy relative to hedging. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     RECOVERY OF RESIDUAL VALUE. As of September 30, 1996, Lease Contracts represented approximately 10% of the Company's servicing portfolio. In connection with these Lease Contracts, the Company faces risks arising from its estimate at lease inception of the projected value of the vehicle at the end of the scheduled lease term (the 'Residual Value'). Although the Company uses industry guidelines to estimate the Residual Value and periodically reviews and updates the Residual Values as considered necessary throughout the lease term, there can be no assurance that the Residual Value will approximate the ultimate proceeds received on the disposition of the vehicle. At the end of the scheduled lease term, if the lessee does not purchase the vehicle, the Company generally sells the vehicle through wholesale auctions or through the Company's subsidiary, PCSF. To the extent that the Company realizes proceeds from such disposition in an amount less than the Residual Value, whether due to changes in the market for that vehicle, the used automobile market in general or otherwise, the Company will realize a loss on the disposition of the vehicle. Significant aggregate losses on the disposition of off-lease vehicles would have a material adverse effect on the Company's financial condition and results of operations. The Company's ability to realize a gain on the disposition of a vehicle will be substantially determined by the accuracy of the Residual Value previously estimated and by the Company's ability to remarket its off-lease vehicles in a cost-efficient manner. Due to the continued growth in the volume of Lease Contracts purchased and the trend towards shorter lease terms, the Company will likely be required to remarket increasing numbers of vehicles in the future. There can be no assurance that such increased remarketing volume will not have a material adverse effect on the Company's financial condition and results of operations. See 'The Company -- Lease Contracts.'

     COMPETITION. The Company is subject to a high level of competition in the retail automobile finance industry. The market is highly fragmented and historically has been serviced by a variety of financial entities, including the captive finance affiliates of major automobile manufacturers, banks, savings associations, independent finance companies, credit unions and leasing companies. Many of these competitors have greater financial resources than the Company and have significantly lower cost of funds. Many of these competitors may also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing or services not provided by the Company. Furthermore, during the past two years, a number of automobile finance companies have completed public offerings of securities, the proceeds from which are to be used, at least in part, to fund expansion and finance increased purchases of contracts. There can be no assurance that the Company will be able to compete successfully with such competitors in the future.

     GEOGRAPHIC AND CONTRACT PURCHASE CONCENTRATIONS. As of September 30, 1996, the Company purchased 54.0% of its outstanding Contracts from Florida, 14.4% from Georgia, 7.2% from Louisiana and 6.8% from North Carolina. As a result, the Company's profitability may be influenced by the general economic conditions prevailing in any of these states, particularly Florida.

     As of September 30, 1996, 9.0% of the Company's portfolio were Loan Contracts purchased through its Recourse Program, which consists of Loans to consumers with 'D' credit. While Loans to 'D' credit consumers involve higher credit risks than those to 'C' credit consumers, management believes that it mitigates the credit risk through large discounts on the purchase of such Loan

Contracts and full recourse to the originating entity to repurchase certain delinquent accounts. To date, the Company has not experienced any losses arising out of the failure of the originating entities to repurchase any such delinquent Loan Contracts. There can be no assurances, however, that the originating entities will continue to have sufficient resources to cover recourse obligations under this program; nor can there be any assurances that the level of discounts associated with Loan Contracts originated under this program would be sufficient to cover potential losses should the originating entity be unable to satisfy its recourse obligations thereunder. See 'The Company -- Recourse Program.'

     Prior to the acquisition by the Company of the business of SFI, it historically represented a significant source of Contracts for the Company. As of September 30, 1996, Loan Contracts purchased through SFI represented approximately 45% of the Company's outstanding Contracts purchased. Since the acquisition, SFI has continued to generate Loan Contract volume comparable to historic levels. As a result of a management contract with the former principals of SFI, and the retention by SFI of substantially all of the personnel necessary to the operation of the business, management believes that SFI will continue to generate Loan Contracts at a comparable volume to historic levels. However, there can be no assurance to that effect. In light of the volume of Loan Contracts purchased through SFI prior to the acquisition, a significant decline in the volume of Loan Contracts purchased through SFI could have a material adverse effect on the Company.

     MANAGEMENT OF RAPID GROWTH. The Company has experienced rapid growth and expansion of its business. The Company's ability to support, manage and control continued growth is dependent upon, among other things, its ability to train, supervise and manage increased personnel. The success of the Company's growth strategy is also dependent upon the Company's ability to maintain credit quality as its Contract portfolio grows, which requires, among other things, the maintenance of efficient collection procedures and adequate collection staffing, internal controls and automated systems. There can be no assurance that the Company will be successful in maintaining credit quality as its Contract portfolio grows or that the Company's personnel, procedures, staff, internal controls or systems will be adequate to support such growth.

     RELIANCE ON KEY PERSONNEL. The Company's future operating results depend in significant part upon the continued service of its executive officers. Should one or more of these individuals cease to be affiliated with the Company before acceptable replacements are found, there could be a material adverse effect on the Company's business and prospects. Mr. Robert R. Bartolini, the Company's Chairman and Chief Executive Officer, is the only executive officer with whom the Company has an employment agreement. Should any of the Company's executive officers elect to terminate their employment, there can be no assurance that suitable replacements could be hired without substantial additional costs. The Company does not presently maintain key-man insurance on any of its executives. The Company's continued success also depends on its ability to attract and retain a sufficient number of qualified employees to support its growth strategy. There can be no assurance that the Company will be able to recruit and retain such personnel. See 'Management.'

     CONTROL BY DIRECTORS AND OFFICERS. After the Offering, the Company's officers and directors will own approximately 26.27% of the Common Stock of the Company. See 'Principal Stockholders.' By virtue of the concentration of a substantial block of shares with the Company's directors and officers, these stockholders are in a position to elect all of the Company's directors and control the outcome of other corporate matters without the approval of the Company's other stockholders. In addition, applicable statutory provisions and the ability of the Board of Directors to issue one or more series of Preferred Stock without stockholder approval could deter or delay unsolicited changes in control of the Company by discouraging open market purchases of the Company's stock or a non-negotiated tender or exchange offer for such stock, which may be disadvantageous to a majority of the Company's stockholders who may otherwise desire to participate in such a transaction and receive a premium for their shares. See 'Description of Securities.'

     REGULATION. The Company's business is subject to numerous federal and state consumer protection laws and regulations, which, among other things, require the Company to obtain and maintain certain licenses and qualifications, to limit the interest rates, charges and other fees the Company is allowed to charge, to provide specified disclosures, and to define the Company's rights to repossess and sell collateral. A change in existing laws or regulations, or in the interpretation thereof, or the promulgation of any additional laws or regulations could have an adverse effect on the Company's business. See 'The Company -- Government Regulation.'

     Due to the consumer-oriented nature of the industry in which the Company operates, industry participants frequently are named as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against the Company or another industry participant in connection with any litigation could have a material adverse effect on the Company's financial condition and results of operations. See 'The Company -- Government Regulation.'

     SUBSTANTIAL DILUTION FROM CONVERTIBLE SECURITIES. The Company is presently authorized to issue 50,000,000 shares of Common Stock, of which 7,347,367 shares are outstanding as of the date of this Prospectus. During the period from April 1995 through September 1996, the Company sold in the aggregate $38.8 million principal amount of convertible debentures ('Debentures') in private placement transactions. Primarily in connection with the sale of such Debentures, the Company issued 2,873,625 common stock purchase warrants (the 'Warrants'). The Company has granted 40,000 Warrants in connection with directors joining the Board of Directors. The Company may be caused to issue 3,355,330 additional shares upon the conversion of the principal and interest due under the outstanding Debentures at their stated conversion prices and 2,913,625 shares upon the exercise of the Warrants, thus increasing the number of shares outstanding from 7,347,367 to 13,616,322. This number may be subject to material increase by virtue of price protection and adjustment features contained in certain Debentures and Warrants. If such Debentures were converted based upon a market price of $7.50, the Company would be caused to issue up to an additional 1,135,176 shares of Common Stock. See 'Description of Securities -- Price Protection.'


     The holders of the Debentures may exercise their rights of conversion, and the holders of the Warrants may choose to exercise the Warrants, at prices below the trading price of the Company's Common Stock at the time of conversion or exercise and at a time when the Company might be able to obtain additional capital through a new offering of securities at prevailing market prices. The terms on which the Company may obtain additional financing during this period may be adversely affected by the existence of such below market conversion and exercise prices.

     Conversion of all of the outstanding Debentures would, however, have the effect of releasing the Company from its obligation to repay approximately $28.4 million of principal and interest on the

Debentures. In addition, the exercise of all of the Warrants would have the effect of securing for the Company additional working capital of up to approximately $29.3 million. The proceeds to the Company of the Warrants may decrease by virtue of price protection and adjustment features contained in certain Warrants. See 'Description of Securities -- Price Protection.'

     As its rate of growth continues, the Company must secure increasing amounts of financing to fund the acquisition of additional Contracts. This may entail the sale of additional shares of Common Stock or Common Stock equivalents, which would have the effect of further increasing the number of shares outstanding.

     In connection with other business matters deemed appropriate by the Company's management, there can be no assurance that the Company will not undertake the issuance of more shares of Common Stock without notice to stockholders. This may be done in order to facilitate a business combination, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons in the discretion of the Company's Board of Directors. The Company has two stock option plans, which are presently authorized to grant options for the issuance in the aggregate of up to 1,250,000 shares of Common Stock. As of December 23, 1996, the Company had 564,166 options outstanding under such plans. See 'Management -- Executive Compensation.'

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have a total of 9,847,367 shares of Common Stock outstanding (10,222,367 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, a total of approximately 6,111,825 shares (6,486,825 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the 'Securities Act'). The remaining 3,735,542 shares of Common Stock outstanding are 'Restricted Securities' as that term is defined in Rule 144 under the Securities Act, of which approximately 2,596,752 are held by 'affiliates' (as defined in the Securities Act) of the Company.

     The Restricted Securities are subject to all of the limitations on resale imposed by Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 98,474 shares based upon the number of shares outstanding after the Offering) and the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Substantially all of the Restricted Securities were issued in November 1994. Accordingly, under Rule 144 (and subject to the conditions thereof), the Restricted Securities are eligible for public resale. However, a majority of such shares are held by executive officers and directors of the Company who have agreed to certain restrictions upon the resale of such shares.

     A substantial influx of shares into the market may have a significant depressive effect upon the trading price of the Company's Common Stock. This may occur upon the public resale of up to 3,355,330 shares issuable upon the conversion of outstanding Debentures or 2,913,625 shares issuable upon the exercise of outstanding Warrants. See 'Description of Securities.'

     As a result of certain registration rights granted by the Company in connection with the shares issuable upon the conversion of outstanding Debentures or upon the exercise of outstanding Warrants, the Company may have an obligation to register for public resale up to 5,802,565 shares of Common Stock. The holders of substantially all of such shares have agreed to defer their registration rights for a period of 120 or 180 days after the date of this Prospectus. See 'Description of Securities -- Registration Rights.'

     The Company, its executive officers and directors, certain debenture holders and certain warrant holders have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or private transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements. See 'Underwriting.'

     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such influx of shares into the market could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to influxes of shares into the market upon the conversion or exercise of outstanding convertible securities, variations in financial results or announcements of material events by the Company or its competitors. Developments in the automobile finance industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of the Common Stock.

     EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation, Bylaws and Delaware law may delay, defer or prevent a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. In particular, the existence of the Company's classified Board of Directors, the ability of the Board of Directors to issue 'blank check' preferred stock without further stockholder approval and the inability of stockholders to take action by written consent may have the effect of delaying, deferring or preventing a change in control of the Company. See 'Management -- Directors and Executive Officers' and 'Description of Securities.'

     DIVIDENDS. No dividends have been declared or paid by NAL since the Merger. The declaration or payment of dividends is not contemplated in the foreseeable future. Earnings are expected to be retained to finance the development of the Company's business. The declaration or payment of future dividends will be directly dependent upon the earnings of the Company, its financial needs and other similarly unpredictable factors.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $16,875,000 (approximately $19,511,250 if the Underwriters over-allotment option is exercised in full). The net proceeds will be used to support the growth of the Company's operations and for general corporate purposes, including working capital, future acquisitions, the repayment of advances totaling $2,413,869 to the Company's Chief Executive Officer and the repayment of short-term indebtedness of $2,000,000. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Certain Transactions -- Loans to the Company.' Pending such use, the net proceeds to the Company from the Offering will be used to repay indebtedness under the Company's warehouse and other credit facilities.

                          PRICE RANGE OF COMMON STOCK

     Commencing December 1994, the Company's Common Stock was quoted on the

Over-the-Counter Bulletin Board under the symbol 'NALF.' In May 1995, the Company's Common Stock was included in the Nasdaq National Market under the same symbol.

     The following table sets forth the high and low market prices of the Common Stock for the period from January 1995 through December 23, 1996.

1995                                                  HIGH      LOW
--------------------------------------------------   ------    ------
First Quarter.....................................   $12.00    $ 9.50
Second Quarter....................................   $13.38    $10.25
Third Quarter.....................................   $18.38    $11.25
Fourth Quarter....................................   $17.38    $ 9.75


1996
--------------------------------------------------
First Quarter.....................................   $14.75    $10.63
Second Quarter....................................   $16.13    $12.38
Third Quarter.....................................   $14.88    $11.75
Fourth Quarter (through December 23, 1996)........   $14.50    $ 8.38

     On December 23, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $8.50 per share.

     As of December 23, 1996, the Company had approximately 144 holders of record of its Common Stock. Since a number of the shares of the Company are held by financial institutions in 'street name,' it is likely that the Company has more stockholders than indicated above.

                                DIVIDEND POLICY

     No dividends have been declared or paid by NAL since the Merger. The declaration or payment of dividends is not contemplated in the foreseeable future. Earnings are expected to be retained to finance and develop the Company's business. The declaration or payment of future dividends will be directly dependent upon the earnings of the Company, its financial needs and other similarly unpredictable factors.

                                 CAPITALIZATION

     The following table sets forth, as of September 30, 1996, the actual capitalization of the Company and the capitalization of the Company as adjusted to give effect to the issuance and sale of 2,500,000 shares of Common Stock by the Company in the Offering and the application of the estimated net proceeds therefrom as described in 'Use of Proceeds.'

                                                         SEPTEMBER 30, 1996
                                                     ---------------------------
                                                      ACTUAL     AS ADJUSTED (1)
                                                     --------    ---------------
                                                       (DOLLARS IN THOUSANDS)
Debt:
  Warehouse and other credit facilities...........   $ 49,191       $  32,316
  Specialized borrowing facility..................     21,682          21,682
  Convertible subordinated debentures.............     25,843          25,843
                                                     --------    ---------------
     Total debt...................................     96,716          79,841
                                                     --------    ---------------
Stockholders' Equity:.............................
  Preferred Stock, $1,000 par value, 10,000,000
     shares authorized;
     none issued and outstanding..................         --              --
  Common Stock, $0.15 par value, 50,000,000 shares
     authorized;
     7,252,935 issued and outstanding;
     9,752,935 shares issued and outstanding as
     adjusted.....................................      1,088           1,463
Paid in capital...................................     25,698          42,198
Retained earnings.................................     10,472          10,472
                                                     --------    ---------------
Total stockholders' equity........................     37,258          54,133
Total capitalization..............................   $133,974       $ 133,974
                                                     --------    ---------------
                                                     --------    ---------------

------------------

(1) Reflects the capitalization of the Company on a pro forma basis as adjusted to give effect to the partial repayment of the Company's warehouse and other credit facilities and the sale of 2,500,000 shares of Common Stock offered by the Company hereby, after deducting the underwriting discounts and commissions and estimated offering expenses, and the receipt of the estimated net proceeds therefrom.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with the Consolidated Financial Statements (including the notes thereto) and other financial data included elsewhere in this Prospectus.

     The Company is a specialized automobile finance company engaged in the purchase and servicing of Contracts originated by franchised and select independent Dealers in connection with sales or leases of used and new automobiles to consumers with non-prime credit. Consumers with non-prime credit are perceived to be relatively high credit risks due to various factors, including the manner in which they have handled previous credit, the absence or limited extent of their prior credit history and their limited financial resources. The Company purchases Contracts relating principally to the 'C' credit segment of the automobile finance market. More than 90% of all Contracts acquired by the Company during the nine months ended September 30, 1996 were originated by franchised Dealers. The Company is also engaged in offering insurance and related products to its Dealers and customers through its insurance subsidiary, NIS. The Company has a remarketing subsidiary, PCSF with a JDBR Franchise, which provides a cost-effective means of disposing of some of the Company's repossessed and off-lease vehicles.

  Contract Acquisition

     The Company acquires Contracts from diverse sources through its Origination Programs. In order to adjust for credit risk and achieve an acceptable rate of return, the Company typically purchases Loan Contracts from Dealers at a discount from the principal amounts of such Contracts. This discount is non-refundable to the Dealer. Currently, the discount is being allocated to the reserve for credit losses. See 'Acquisition Discounts.' During the period from July 1, 1994 through September 30, 1996, the Company purchased $360.8 million in Loan Contracts and $38.8 million in Lease Contracts through its Origination Programs. The following table provides certain material information relative to the Contracts acquired by the Company and its servicing portfolio during each of the last nine quarters.

                                                                     FOR THE QUARTERS ENDED
                                ------------------------------------------------------------------------------------------------
                                SEP. 30,   JUN. 30,   MAR. 31,   DEC. 31,   SEP. 30,   JUN. 30,   MAR. 31,   DEC. 31,   SEP. 30,
OPERATING DATA:                   1996       1996       1996       1995       1995       1995       1995       1994       1994
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                      (DOLLARS IN THOUSANDS)
Contracts purchased during the
  period:
Loan Contracts:
  Dealer Program..............  $ 23,001   $ 15,019   $ 12,143   $ 26,522   $ 16,540   $ 5,267    $ 4,805    $ 1,809    $   395
  Other Origination
    Programs(1)(2)............    46,555     35,952     36,183     20,071     15,084    16,097     13,980     10,279         --
  Recourse Program............     7,091     10,568      5,206      6,696      8,203     6,554      5,838      5,415      5,484
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
    Total Loan Contracts......    76,647     61,539     53,532     53,289     39,827    27,918     24,623     17,503      5,879
Lease Contracts...............     6,776      3,609      3,686      3,989      4,085     5,241      6,733      3,446      1,237
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
    Total Contracts...........  $ 83,423   $ 65,148   $ 57,218   $ 57,278   $ 43,912   $33,159    $31,356    $20,949    $ 7,116
Number of Dealers (at end of

  period)(3)..................     1,594      1,381      1,271        909        787       406        296        196         83
Servicing portfolio (at end of
  period):
  Owned.......................  $108,208   $111,928   $117,210   $113,830   $111,888   $87,938    $65,824    $44,415    $33,028
  Serviced for securitization
    trusts....................   175,679    118,818     73,741     39,934         --        --         --         --         --
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
    Total servicing
      portfolio...............  $283,887   $230,746   $190,951   $153,764   $111,888   $87,938    $65,824    $44,415    $33,028
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
                                --------   --------   --------   --------   --------   --------   --------   --------   --------

------------------
(1) Includes Contracts purchased during the period through the Company's Captive, Affinity, Correspondent and Wholesale Programs.
(2) Includes Contracts purchased through the Company's Captive Program with SFI.
(3) Includes Dealers for the Company's Captive Program with SFI.

     The Company has experienced significant growth in the volume of Contracts purchased. Contract volume has increased to $83.4 million for the quarter ended September 30, 1996 from $7.1 million for the quarter ended September 30, 1994, representing an average quarterly growth rate of 36%. The growth in Contract volume is attributable primarily to the increase in the number of Dealers participating in the Company's Dealer and Captive Programs, as well as an expansion of the sources and amounts of financing available to purchase Contracts. The Dealers participating in these two programs increased to 1,594 Dealers at September 30, 1996 from 83 Dealers at September 30, 1994, representing an average quarterly growth rate of 45%. The growth in Contract volume has resulted in an increase in the Company's servicing portfolio, which at September 30, 1996 was $283.9 million compared to $33.0 million at September 30, 1994, representing an average quarterly growth rate of 31%.

     The Company experienced a significant increase in the volume of Loan Contracts purchased under its Dealer Program during the six months ended December 31, 1995, partly as a result of the relaxation of certain underwriting criteria. As a result of its analysis of the performance of the Loan Contracts originated under the Dealer Program during this period, the Company decided to strengthen its underwriting criteria during the fourth quarter of 1995 and, upon phasing-in these standards, the Company experienced a significant decline in the volume of Loan Contracts purchased under its Dealer Program during the first quarter of 1996. The volume of Loan Contracts purchased through its Dealer Program increased during the second and third quarters of 1996, however, not to the level achieved during the fourth quarter of 1995. Management expects that the volume of Loan Contracts in this program will continue to increase and may achieve, during the fourth quarter of 1996, the levels realized during the fourth quarter of 1995. The Company experienced an increase in the volume of Loan Contracts purchased through its Recourse Program for the quarters ended

June 30 and September 30, 1996, when compared to the quarter ended March 31, 1996, due primarily to the addition of a participant to the program during this period.

  Revenues

     The increase in Contract volume and the servicing portfolio has led to an increase in revenues as demonstrated in the following table:

                                                                     FOR THE QUARTERS ENDED
                            --------------------------------------------------------------------------------------------------------
                            SEP. 30,    JUN. 30,    MAR. 31,    DEC. 31,    SEP. 30,    JUN. 30,    MAR. 31,    DEC. 31,    SEP. 30,
REVENUE DATA:                 1996        1996        1996        1995        1995        1995        1995        1994        1994
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
                                                                      (DOLLARS IN THOUSANDS)
Interest income:
  Loan Contracts.........   $ 4,072     $ 4,054      $3,326     $ 3,573      $2,978      $1,847      $  978      $  192      $    5
  Lease Contracts........     1,284       1,206       1,101       1,020         919         796         587         335         118
  Recourse Programs......       763         650         644         662         660         603         492         482         277
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
    Total interest
      income.............     6,119       5,910       5,071       5,255       4,557       3,246       2,057       1,009         400
Non-automobile interest
  income.................        92         133         114         222         319         346         476         541         831
Gain on sale of Loan
  Contracts..............     7,147       3,283       2,997       4,123         478          --          --         155         697
Servicing fees, net......        --         302         557         104          --          --          --          --          --
Insurance fees...........       460         407         236         280         155          43         102          17           7
Other fees...............       760       1,225         722         580         372         167          53         214          94
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
    Total revenues.......   $14,578     $11,260      $9,697     $10,564      $5,881      $3,802      $2,688      $1,936      $2,029
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
                            --------    --------    --------    --------    --------    --------    --------    --------    --------

     The Company generates revenues primarily through the purchase, sale and ongoing servicing of Contracts. The Company earns interest income and fees on Contracts purchased and held in portfolio, including those awaiting securitization. Upon the sale of Loan Contracts through the Company's securitization program, the Company recognizes a gain on sale on the Loan Contracts. The Company continues to service these Loan Contracts and earns a servicing fee currently equal to three percent per year of the outstanding principal balance of the Loan Contracts sold. The Company also receives revenues from the sale of insurance and related products, and other miscellaneous fees.

     During the quarter ended March 31, 1996, interest income declined slightly from that reported during the quarter ended December 31, 1995, due primarily to a decrease in the average balance of the Contracts held in the portfolio. This decrease was associated with the Company's first sale of Loan Contracts under a securitization transaction in December 1995.

     Interest income on the non-automobile portfolio consists of interest earned on mortgage loans, marine loans and other consumer loans acquired by the Company through bulk purchases prior to June 30, 1994. The decline in interest income is due to the run-off of this portfolio.

     Gain on sale of Loan Contracts decreased during the quarters ended March 31, and June 30, 1996 when compared to that for the quarter ended December 31, 1995. The decrease was due primarily to a decline in the net spread on the March and June 1996 securitization transactions when compared to that for the December 1995 securitization transaction. See 'Gain on Sale of Loans.' The decline is also attributable to an increase in the required level of reserve account necessary to credit enhance the March and June 1996 securitization transactions when compared to the reserve account for the December 1995 transaction. The reserve account is funded upon the closing of a securitization transaction, whereby a portion of the proceeds from the sale is set aside in the reserve account to protect the purchasers of the asset-backed securities from potential losses. Gain on sale subsequently increased during the quarter ended September 30, 1996, reflecting a larger securitization with a higher net spread than the previous two securitizations. See 'Liquidity and Capital Resources -- Securitization.'

     The Company experienced a decline in servicing fee income since the quarter ended March 31, 1996 despite the completion of two additional securitization transactions. During the quarters ended June 30 and September 30, 1996, the Company did not receive its distribution of servicing cash flows associated with two of its securitization trusts due to an increase in the rates of delinquency, repossession and losses beyond those allowable by the structure of the securitization transaction. Consequently, the reduced level of servicing fee income was entirely offset by amortization of the Excess Servicing Receivable. The Company will receive these servicing cash flows, which are currently accumulating in the relevant reserve accounts, if the delinquency, repossession and loss rates fall below the allowable levels for a specified period. Management believes that these factors do not currently result in an impairment to the Excess Servicing Receivable relating to these securitization transactions. See 'Risk Factors.'

  Net Interest Income

     Net interest income ('Net Interest Income') is the difference between the interest earned on Contracts held in portfolio, including those awaiting securitization and the interest costs associated with the Company's borrowings to finance such Contracts. Net Interest Income will fluctuate and be impacted by the spread between the portfolio yield and the cost of the Company's borrowings, changes in overall Contract acquisition volume and the timing of securitization transactions. The following table illustrates the weighted average net interest rate spread (expressed as a percentage) earned on Contracts acquired:

                                                                     FOR THE QUARTERS ENDED

                            --------------------------------------------------------------------------------------------------------
                            SEP. 30,    JUN. 30,    MAR. 31,    DEC. 31,    SEP. 30,    JUN. 30,    MAR. 31,    DEC. 31,    SEP. 30,
NET INTEREST SPREAD:          1996        1996        1996        1995        1995        1995        1995        1994        1994
                            --------    --------    --------    --------    --------    --------    --------    --------    --------

Interest income:(1)
  Loan Contracts.........     20.65%      20.09%      18.71%      21.76%      22.01%      23.02%      26.62%      21.63%      21.48%
  Lease Contracts........     18.02       18.85       18.22       18.78       19.89       20.58       19.13       21.07       19.64
  Recourse Program.......     18.75       17.31       18.60       19.96       20.43       20.11       19.69       22.93       17.83
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
    Total automobile
      Contracts..........     19.80       19.48       18.58       20.88       21.31       21.80       22.26       21.22       17.98
Non-automobile
  Contracts..............     13.27       17.41       13.18       22.21       29.22       27.51       27.10       23.93       35.36
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
  Total..................     19.65       19.43       18.42       20.93       21.70       22.24       23.03       22.64       26.90
Interest expense(2)......     10.32       10.80       10.12       11.07       10.93       11.04       11.54       10.50       13.59
                            --------    --------    --------    --------    --------    --------    --------    --------    --------
Net interest spread......      9.33%       8.63%       8.30%       9.86%      10.77%      11.20%      11.49%      12.14%      13.31%
                            --------    --------    --------    --------    --------    --------    --------    --------    --------

------------------
(1) Represents interest income plus discount accretion (if any) and fees less amortization of capitalized costs, expressed as a percentage of average receivables outstanding.
(2) Represents interest expense as a percentage of average total debt outstanding.

     During the period from September 30, 1994 to March 31, 1996, the Company has generally experienced a decline in the net interest spread. This reflected the shift in the composition of the Company's portfolio from bulk purchase non-automobile contracts purchased prior to 1995 at large discounts, which yielded higher rates, to a gradually greater concentration in automobile Contracts, which yielded lower rates. The net interest spread subsequently increased during the quarter ended June 30, 1996 as the Company began to benefit from the expansion into additional states with higher allowable rates of interest when compared to the allowable rate of interest in Florida, where the Company has a large concentration. See 'The Company -- Origination Sources.' This increase was partially offset by an increase in the cost incurred on borrowings in connection with the additional placement of convertible subordinated debentures during the quarter ended June 30, 1996.

  Gain on Sale of Loans

     The Company has sold Loan Contracts through its securitization program in each of the last four quarters. The Company recognizes a gain on sale of Loan Contracts in an amount equal to: (i) the excess servicing receivable ('Excess

Servicing Receivable') from the trust during the life of the securitization, plus (ii) the net proceeds received from the securitization less the aggregate book value of the Loan Contracts transferred to the trust. The Excess Servicing Receivable represents the estimated present value of excess servicing cash flows ('Excess Servicing Cash Flows') based on the Company's estimates for loss and prepayments during the life of the securitization transaction. Quarterly, the Company reviews the assumptions made in determining the Excess Servicing Receivable. If the present value of future aggregate Excess Servicing Cash Flows is less than the aggregate capitalized amount, a valuation adjustment would be recorded. Excess Servicing Cash Flows represent the difference between the cash flows on Loan Contracts in a securitization trust and the sum of (i) payments of principal and interest required to be made to investors in the securitized pool,
(ii) the contractual servicing fee, currently at the rate of three percent per year, and (iii) other on-going expenses of such trust. See 'Liquidity and Capital Resources -- Securitization.'

     The gain on sale of Loan Contracts is affected by, among other things, the amount of Loan Contracts sold in the securitization transaction, the net spread on the transaction, the up-front costs of the transaction and estimated losses and prepayments on the Loan Contracts. Net spread is the major component of the total gain on sale. The following table illustrates the net spread for each of the Company's securitization transactions:

                                             WEIGHTED
                                             AVERAGE     INTEREST RATE
                                 ORIGINAL    CONTRACT       PAID TO         GROSS         NET
SECURITIZATION:                  BALANCE       RATE      INVESTORS(1)     SPREAD(2)    SPREAD(3)
                                 --------    --------    -------------    ---------    ---------
                                                     (DOLLARS IN THOUSANDS)
1996-3 Securitization Trust...   $ 70,052     19.37%          7.42%         11.95%       8.95%
1996-2 Securitization Trust...     49,500     19.20%          7.58%         11.62%       8.62%
1996-1 Securitization Trust...     40,750     19.26%          7.47%         11.79%       8.79%
1995-1 Securitization Trust...     40,136     19.58%          7.10%         12.48%       9.48%
                                 --------
  Total.......................   $200,438
                                 --------
                                 --------

------------------
(1) Weighted average interest rate paid to investors in the securitization transaction.
(2) Difference between weighted average Contract rate and weighted average interest rate paid to investors.
(3) Difference between gross spread less contractual servicing fees.

     The increase in the net spread for the 1996-3 Securitization Trust, compared to the prior two securitization transactions, was attributable to a higher weighted average coupon rate due primarily to the Company's expansion outside the State of Florida. A corresponding decrease in the interest rate paid to investors, due primarily to a decrease in market rates, also contributed to a higher net spread.

     The decrease in the net spread from the 1995-1 Securitization Trust to the 1996-1 Securitization Trust, and the further decline in the net spread on the 1996-2 Securitization Trust, was primarily due to an increase in the interest rate paid to investors, due primarily to an increase in market interest rates.

  Servicing Fee Income

     Throughout the life of the Loan Contract, the Company earns a contractual servicing fee from the securitization trust, currently equal to three percent per year of the principal balance outstanding of the Loan Contracts sold to the trust. Servicing fee income increased from $104,000 for the quarter ended December 31, 1995, representing one month's servicing income from the December securitization transaction, to $557,000 for the quarter ended March 31, 1996, and then decreased to $302,000 for the quarter ended June 30, 1996. During the quarters ended June 30 and September 30, 1996, the Company did not receive its distribution of servicing cash flows associated with two of its securitization trusts due to an increase in the rates of delinquency, repossession and losses beyond those allowable by the structure of the securitization transaction. Consequently, the reduced level of servicing fee income was entirely offset by amortization of the Excess Servicing Receivable. The Company will receive these servicing cash flows, which are currently accumulating in the relevant reserve accounts, if the delinquency, repossession and loss rates fall below the allowable levels for a specified period. Management believes that these factors do not currently result in an impairment to the Excess Servicing Receivable relating to these securitization transactions. See 'Risk Factors.'

     Servicing fee income and the Excess Servicing Receivable may be impacted by changes in the amount of losses and levels of prepayments from those assumed by the Company at the time of the securitization. To the extent the assumptions used are materially different from actual results, the amount of Excess Servicing Cash Flows received by the Company over the remaining life of the securitization could be significantly affected. See 'Risk Factors.'

  Other Income

     The Company generates revenues from the sale of a variety of insurance and related products to Dealers and its customers, acting as agent for third party insurance companies. The Company recognizes as revenue the commissions or fees received upon the sale of these products to customers. Other fees consist primarily of late fees earned on the Company's servicing portfolio. Insurance and other fees have continued to increase due primarily to the increase in the volume of Contracts purchased and the growth in the servicing portfolio.

RESULTS OF OPERATIONS

     The following table provides the principal components of the Company's net income for the periods presented:

                                                  FOR THE NINE MONTHS ENDED           FOR THE YEARS ENDED
                                                ------------------------------    ----------------------------
                                                  SEP. 30,         SEP. 30,         DEC. 31,        DEC. 31,
RESULTS OF OPERATIONS:                              1996             1995             1995            1994
                                                -------------    -------------    ------------    ------------
                                                                     (DOLLARS IN THOUSANDS)
Net interest income..........................      $ 8,936          $ 6,363         $  8,319         $3,430
Gain on sale of Loan Contracts...............       13,427              128            4,600          2,292
Servicing fees and other income..............        4,670            1,241            2,651            454
                                                -------------        ------       ------------       ------
  Total revenue..............................       27,033            7,732           15,570          6,176
Provision for credit losses..................       (2,801)          (1,412)          (2,762)          (573)
Operating expenses...........................      (13,844)          (4,514)          (7,805)        (4,946)
Non-cash charge for escrow shares............         (301)             (80)            (280)            --
                                                -------------        ------       ------------       ------
Income before taxes..........................       10,087            1,726            4,723            657
Provision for income taxes...................       (3,945)            (656)          (1,926)          (263)
                                                -------------        ------       ------------       ------
  Net income.................................      $ 6,142          $ 1,070         $  2,797         $  394
                                                -------------        ------       ------------       ------
                                                -------------        ------       ------------       ------

  Nine Months Ended September 30, 1996 and 1995.

     Net Interest Income. Net Interest Income for the nine months ended September 30, 1996 was $8.9 million compared to $6.4 million for the nine months ended September 30, 1995, representing a 40% increase. This increase was primarily a result of the growth in average Contracts held in portfolio and those awaiting securitization from $77.5 million for the nine months ended September 30, 1995 to $112.8 million for the nine months ended September 30, 1996.

     Gain on Sale of Loans. Gain on Sale of Loans for the nine months ended September 30, 1996 was $13.4 million compared to $128,000 for the nine months ended September 30, 1995 because no securitization transactions were completed during the nine months ended September 30, 1995.

     Servicing Fees and Other Income. During the period from December 1995 through September 1996, the Company completed four securitization transactions aggregating approximately $200.4 million. As a result, the Company received servicing fee income of $859,000 for the nine months ended September 30, 1996. Prior to this period, the Company did not complete a securitization transaction. Other income, consisting primarily of insurance and other fees, increased from $892,000 to

$3.8 million for the nine months ended September 30, 1995 and 1996, respectively. These increases were primarily due to an increase in the volume of Contracts purchased and the growth in the servicing portfolio to $283.9 million at September 30, 1996 from $111.9 million at September 30, 1995. In addition, the Company recorded approximately $517,000 to other income relating to the settlement of outstanding litigation during June 1996.

     Provision for Credit Losses. The Company's provision for credit losses for the nine months ended September 30, 1996 was $2.8 million compared to $1.4 million for the nine months ended September 30, 1995. This increase related primarily to provisions recorded for an estimate of possible losses that may be incurred in connection with the acquisition of new Contracts during 1996 and the performance of previously purchased Contracts.

     Operating Expenses. Operating expenses increased to $13.8 million for the nine months ended September 30, 1996 compared to $4.5 million for the nine months ended September 30, 1995. This increase was attributable to the hiring of additional personnel in almost all areas of the Company's operations to support its growth. The increase is also due to the absorption of the operating expenses of SFI, which was acquired in June 1996. As a percentage of average total servicing portfolio, operating expenses were approximately 9% and 8% for the nine months ended September 30, 1996 and 1995, respectively, on an annualized basis.

     Non-Cash Charge For Escrow Shares. The Company recorded a non-cash charge to earnings of $301,000 for the nine months ended September 30, 1996 compared to $80,000 for the nine months ended September 30, 1995 for shares released from the escrow arrangement that was established in connection with the Merger. See 'Principal Stockholders.'

     Net Income. The Company reported net income of $6.1 million or $0.75 per fully diluted share for the nine months ended September 30, 1996 compared to net income of $1.1 million or $0.18 per fully diluted share for the nine months ended September 30, 1995. Net income, excluding the non-cash charge for releasing escrow shares, was $6.4 million or $.78 per share for the nine months ended September 30, 1996, in comparison to $1.2 million or $0.19 per fully diluted share for the nine months ended September 30, 1995.

  Years Ended December 31, 1995 and 1994.

     Net Interest Income. Net interest income for the year ended December 31, 1995 was $8.3 million compared to $3.4 million for the year ended December 31, 1994, representing a 143% increase. This increase was primarily a result of the growth in average Contracts held in portfolio and those awaiting securitization from $15.5 million for the year ended December 31, 1994 to $84.8 million for the year ended December 31, 1995.

     Gain on Sale of Loans. The Company completed a $40 million securitization during the fourth quarter of 1995 resulting in a $4.0 million gain. Total gain on sale for the year ended December 31, 1995 was $4.6 million compared to $2.3 million for the year ended December 31, 1994. Although no securitization transactions were completed during 1994, the Company recognized gains from selling loan portfolios through bulk sale arrangements.


     Servicing Fees and Other Income. During the period from December 31, 1994 to December 31, 1995, the Company completed a securitization transaction aggregating $40 million. As a result, servicing fee income was $104,000 for the year ended December 31, 1995 compared to $0 for the preceding year. Other income, consisting of insurance and other fees, increased from $332,000 for the year ended December 31, 1994 to $1.7 million for the year ended December 31, 1995. These increases were primarily due to an increase in the volume of Contracts purchased and the growth in the servicing portfolio to $153.8 million for the year ended December 31, 1995 from $44.4 million for the year ended December 31, 1994.

     Provision for Credit Losses. The Company's provision for credit losses for the year ended December 31, 1995 was $2.8 million compared to $573,000 for the year ended December 31, 1994. This increase related primarily to provisions recorded for an estimate of possible losses that may be incurred in connection with the acquisition of new Contracts during 1995 and the performance of previously purchased Contracts.

     Operating Expenses. Operating expenses increased to $7.8 million for the year ended December 31, 1995 compared to $4.9 million for the year ended December 31, 1994, a 59% increase. This increase was attributable to the hiring of additional personnel in almost every area of the Company's operations to support its growth. As a percentage of average total servicing portfolio, operating expenses decreased to 8.41% in 1995 from 14.39% in 1994.

     Non-Cash Charge For Escrow Shares. The Company recorded a charge to earnings of $280,000 for the year ended December 31, 1995 for shares released from the escrow arrangement that was established in connection with the Merger.

     Net Income. The Company reported net income of $2.8 million or $0.45 per fully diluted share for the year ended December 31, 1995 compared to net income of $394,000 or $0.07 per fully diluted share for the year ended December 31, 1994. Net income, excluding the non-cash charge for releasing escrow shares, was $3.0 million, or $0.50 per share for the year ended December 31, 1995.

DELINQUENCY AND CREDIT LOSS EXPERIENCE

     The Company's profitability depends largely upon its ability to effectively manage delinquency and credit losses. The Company maintains a reserve available to absorb future credit losses on Contracts that are held in portfolio and on Loan Contracts while they are awaiting securitization. The Company evaluates historical charge-off experience against the reserve and performs analyses of portfolio performance and delinquency trends to determine if the reserve is adequate to absorb estimated future losses.

     Collection and Charge-off Procedures. Typically within 24 hours of an account becoming delinquent, a collector establishes contact with the customer. If the delinquency is not promptly resolved, the collector pursues a resolution through additional telephone contacts with the customer followed by demand letters as appropriate. In the event that a delinquency cannot be resolved, the account is turned over for repossession of the vehicle by an outside agency, typically within 45 days. When a vehicle is repossessed and not redeemed by the customer within a period prescribed by statute, the vehicle is assigned for disposal. At the time of repossession, the vehicle is reviewed by management and its carrying value is written down, if necessary, to its net realizable value. Write-downs of carrying value, which include costs of disposition, are charged against the Company's reserve available for credit losses. Vehicles typically are disposed of at wholesale auctions, or remarketed through PCSF or through the JDBR Franchise. The Company may establish a dialogue with a delinquent borrower and formulate a short-term payment arrangement that would allow the borrower to retain the automobile beyond a delinquency of 45 days. Accounts that reach 90 days of delinquency are placed on non-accrual status and any previously accrued interest income is reversed. In the event that the Company is unable to locate the customer or the vehicle by the time an account reaches 150 days of delinquent status, the account is fully charged off against reserves available for credit losses. If the customer declares bankruptcy, the account is charged off to the lesser of any court-ordered settlement or the wholesale value of the vehicle. The Company's collection staff continues to pursue customers, to locate and repossess vehicles and to collect losses incurred. Any amount received after a Contract has been charged-off is recorded as a recovery and an increase in the reserves available for credit losses.

     Acquisition Discounts. The Company purchases Contracts from Dealers at discounts from their stated principal amount to provide for credit risk. The discounts typically range from 3% to 10%. The amount of the discount varies primarily based on the credit risk and the terms of the Contract and the quality of the collateral. See 'The Company -- Underwriting.' Any discount that management considers necessary to absorb future credit losses is allocated to the reserves available for credit losses. The remaining portion of the discount, if any, is recognized as income using the level-yield method of accretion. Currently, the Company allocates the entire discount to the reserve available for credit losses and expects to do so for the foreseeable future. However, the Company will continue to evaluate the ability to collect on its Contracts in conjunction with the allocation of discounts.

     Reserve Available for Credit Losses. In the event of a payment default, proceeds from the liquidation of the vehicle may not cover the outstanding Contract balance and costs of recovery. The Company maintains a reserve available for credit losses in an amount that management believes is adequate to absorb future credit losses on Contracts. The reserve available for credit losses is comprised of the acquisition discounts, an allowance for credit losses and, in limited cases, dealer reserves. On a monthly basis, the Company evaluates the adequacy of the reserve available for credit losses by analyzing the Contract portfolios in their entirety using a 'static pool analysis' method in which the historical charge-offs are stratified according to the Contract origination date. These Contracts are grouped together by calendar month of origination, and the related historical charge-off experience on such Contracts is analyzed to evaluate the reasonableness and adequacy of the reserve available for credit losses. This analysis takes into consideration historical loss experience, current economic conditions, levels of repossessed assets, delinquency experience, seasoning of Contracts, and other relevant factors. Should management deem the level of acquisition discounts and dealer reserves, in limited cases, to be inadequate, an additional provision for credit losses will be recorded to increase the allowance for credit losses and, therefore, increase the overall level of the reserve available for credit losses.

     The Company has prepared analyses of its Contracts, based on its credit experience and available industry data, to identify the delinquency and default rates at the various stages of a Contract's repayment term. The results of the analyses suggest that the probability of a Contract becoming delinquent or going into default is highest during the 'seasoning period,' which begins 3 to 4 months, and ends 12 to 14 months, after the origination date. If the volume of Contracts purchased by the Company continues to grow, an increasingly greater portion of the Company's portfolio is expected to fall into the 'seasoning period' described above, causing a rise in the overall portfolio delinquency and default rates. Assuming no changes in any other factors that may affect delinquency and default rates, the Company's management believes that this trend should stabilize or reverse when the volume of mature Contracts (with lower delinquency and default rates) is sufficient to offset the delinquency and default rates on newer Contracts.

     The following table sets forth information regarding credit loss experience of the total servicing portfolio for the periods presented:

                                                          FOR THE NINE MONTHS ENDED          FOR THE YEAR ENDED
                                                       --------------------------------      ------------------
                                                         SEP. 30,           SEP. 30,              DEC. 31,
CREDIT LOSSES:(1)(4)                                       1996               1995                  1995
                                                       -------------      -------------      ------------------
                                                                       (DOLLARS IN THOUSANDS)

Loan Contracts serviced:..........................       $ 220,108          $  68,543             $107,926
  Gross charge-off percentage(2)..................           10.65%              1.07%                3.68%
  Net charge-off percentage(3)....................            7.69%              1.07%                3.68%

Lease Contracts serviced:.........................       $  29,893          $  19,699             $ 22,518
  Gross charge-off percentage(2)..................            6.09%              0.91%                4.19%
  Net charge-off percentage(3)....................            4.09%              0.91%                4.19%

Total Loan and Lease Contracts serviced:..........       $ 250,001          $  88,242             $130,444
  Gross charge-off percentage(2)..................           10.02%              1.02%                3.78%
  Net charge-off percentage(3)....................            7.20%              1.02%                3.78%

Recourse Contracts serviced:......................       $  24,412          $  16,322             $ 18,129
  Gross charge-off percentage(2)..................              --                 --                   --
  Net charge-off percentage(3)....................              --                 --                   --

Total servicing portfolio:........................       $ 274,413          $ 104,564             $148,573
  Gross charge-off percentage(2)..................            9.00%              0.79%                3.15%

  Net charge-off percentage(3)....................            6.46%              0.79%                3.15%

------------------
(1) This table excludes non-automobile bulk purchase contracts.
(2) Gross charge-offs are computed as principal balance less liquidation proceeds received expressed as a percentage of average balance outstanding during the period.
(3) Net charge-offs are computed as gross charge-offs less any recoveries expressed as a percentage of average balance outstanding during the period.
(4) Percentages for the nine months ended September 30, 1996 and 1995 have been annualized.

     The increase in the level of credit losses is due primarily to the seasoning of the Company's servicing portfolio when comparing the net charge-off percentage for the nine months ended

September 30, 1996 to that for the nine months ended September 30, 1995 and the year ended December 31, 1995.

     Delinquency Experience. The following table reflects the Company's delinquency experience for the periods presented:

                                                AS OF SEPTEMBER 30,      AS OF DECEMBER 31,
                                                --------------------    --------------------
DELINQUENCY:(1)                                   1996        1995        1995        1994
                                                --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS)
Loan Contracts serviced......................   $219,787    $ 67,484    $107,191    $  8,175
Delinquencies:
  31-60 days.................................       7.36%       6.42%       8.83%       2.17%
  61-90 days.................................       2.62%       2.24%       2.99%       0.18%
  Greater than 90 days.......................       2.14%       1.53%       2.18%       0.13%
                                                --------    --------    --------    --------
    Total....................................      12.12%      10.19%      14.00%       2.48%
Lease Contracts serviced.....................   $ 29,098    $ 18,324    $ 21,361    $  5,918
Delinquencies:
  31-60 days.................................       4.69%       5.12%       7.51%       6.88%
  61-90 days.................................       1.39%       1.19%       1.90%       1.21%
  Greater than 90 days.......................       2.65%       1.46%       1.83%       1.28%
                                                --------    --------    --------    --------
    Total....................................       8.73%       7.77%      11.24%       9.37%
Total Loan and Lease Contracts serviced......   $248,885    $ 85,808    $128,552    $ 14,093
Delinquencies:
  31-60 days.................................       7.04%       6.14%       8.61%       4.15%
  61-90 days.................................       2.47%       2.01%       2.81%       0.61%
  Greater than 90 days.......................       2.20%       1.52%       2.12%       0.61%

                                                --------    --------    --------    --------
    Total....................................      11.71%       9.67%      13.54%       5.37%
Recourse Contracts serviced..................   $ 24,412    $ 16,322    $ 18,129    $ 14,521
Delinquencies:
  31-60 days.................................      11.52%       7.89%      16.99%      11.75%
  61-90 days(2)..............................        N/A         N/A         N/A         N/A
  Greater than 90 days(2)....................        N/A         N/A         N/A         N/A
                                                --------    --------    --------    --------
    Total....................................      11.52%       7.89%      16.99%      11.75%
Total Contracts serviced.....................   $273,297    $102,130    $146,681    $ 28,614
Delinquencies:
  31-60 days.................................       7.44%       6.42%       9.65%       8.01%
  61-90 days.................................       2.25%       1.69%       2.46%       0.30%
  Greater than 90 days.......................       2.00%       1.28%       1.86%       0.30%
                                                --------    --------    --------    --------
    Total....................................      11.69%       9.39%      13.97%       8.61%
                                                --------    --------    --------    --------

------------------
(1) This table excludes non-automobile bulk purchase contracts. In addition, this table excludes two automobile bulk purchase portfolios which were non-performing at the time of purchase in 1994 and are accounted for on a cost recovery basis, whereby income is recognized only to the extent that the Company's investment in these portfolios has been fully recouped. As of September 30, 1996, the combined investment in these portfolios totaled $1,115,000.

(2) Contracts delinquent 61 days or more are repurchased by the originator of the Contracts under the Recourse Program.

     Management believes that the increase in the overall delinquency from December 31, 1994 to December 31, 1995 is primarily the result of an increase in the percentage of Contracts falling in the 'seasoning period.'

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires substantial cash to support the growth in Contracts purchased. In general, the Company finances the purchase of Contracts through various credit facilities. The Company funds through these facilities between 80% and 90% of the principal balance of the Contracts. The Company funds the remainder of the purchase price through its capital. As the Company continues to increase the volume of Contracts purchased, it must secure additional capital to support its growth. The Company's growth has been facilitated by its ability to complete private placements of debt and equity securities and through securitization transactions.

     Through September 30, 1996, the Company had secured its principal sources of financing through senior indebtedness comprised of its warehouse facility, revolving credit facilities and its specialized borrowing facility, as well as subordinated indebtedness consisting of unsecured subordinated debentures. In addition, the Company secures liquidity through the securitization of its Loan Contracts. During the last four quarters, the Company has completed an aggregate of approximately $200 million of securitization transactions.

                                                      AS OF                 AS OF
                                                  SEPTEMBER 30,          DECEMBER 31,
                                                ------------------    ------------------
SOURCES OF FINANCING:                            1996       1995       1995       1994
                                                -------    -------    -------    -------
                                                          (DOLLARS IN THOUSANDS)

Warehouse Facility:
  Available line.............................   $50,000    $50,000    $50,000    $    --
  Outstanding balance........................    21,457     10,000     11,585         --
Revolving Credit Facilities:
  Available line.............................    45,000     45,000     45,000     30,000
  Outstanding balance........................    27,231     21,733     21,844     11,998
Revolving Line of Credit Facility:
  Available line.............................     3,500         --         --         --
  Outstanding balance........................       503         --         --         --
Specialized Borrowing Facility:
  Outstanding balance........................    21,682     47,144     42,381     10,212
Subordinated Debentures:
  Issued -- cumulative.......................    38,825     15,400     21,325         --
  Converted to Common Stock -- cumulative....   (12,825)    (7,200)    (8,260)        --
                                                -------    -------    -------    -------
  Outstanding balance........................    26,000      8,200     13,065         --
Unsecured notes..............................        --         35         --        230
Note due to stockholder......................        --        854      2,919         62
                                                -------    -------    -------    -------
Total outstanding borrowings.................   $96,873    $87,966    $91,794    $22,502
                                                -------    -------    -------    -------
                                                -------    -------    -------    -------

     Warehouse Facility. During September 1995, the Company entered into a $50 million warehouse facility (the 'Warehouse Facility') with Greenwich Capital Financial Products, Inc. ('Greenwich'). In November 1996, the Warehouse Facility was increased to $100 million. This facility is structured as a reverse repurchase agreement, which is characterized as a borrowing for financial reporting purposes. Under the terms of this facility, the Company receives an advance of approximately 90% of the outstanding principal balance of the Loan Contract at an interest rate of 2.25% over 30-day LIBOR. If, at any time during the financing period, 90% of the market value of the Contract is less than the amount advanced, Greenwich may require the Company to transfer funds or additional Contracts to Greenwich until the deficiency ('margin') amount is satisfied. Market value of Loan Contracts may be affected by such factors as changes in interest rates, delinquency rates and credit losses. Although management believes that this is unlikely to occur to any significant degree, a margin call could require an allocation of certain of the Company's liquidity and capital resources. The Warehouse Facility expires in September 1997 and is renewable for an additional year subject to certain conditions. At September 30, 1996, the Company had $21.5 million outstanding under this facility.

     The Warehouse Facility includes certain financial and operational covenants, including the maintenance of a minimum net worth of $30 million, the prohibition of a debt to equity ratio in excess of 8 to 1, and maintenance of certain loan portfolio performance criteria. For the purpose of the Warehouse Facility, net worth has been defined as total stockholders' equity plus subordinated indebtedness not due within 90 days. At September 30, 1996, the Company was in compliance with all relevant financial and operational covenants. Management continues to monitor closely the performance of its Loan portfolios in order to ensure compliance with all financial and operational covenants.

     An event of default is also deemed to occur under the Warehouse Facility in the event of the death of two of the Company's executive officers (or if both of these individuals cease serving as officers) or if the Company is unable to securitize at least $250 million of loans over a two-year period, with at least $100 million securitized in any 365-day period.

     The Company uses the Warehouse Facility to purchase Loan Contracts with the objective of selling such Contracts through securitization transactions. Since the fourth quarter of 1995, the Company has completed in the aggregate the sale of approximately $200 million of Loan Contracts through privately-placed securitization transactions. The proceeds from the securitization transactions have been used to pay down the Warehouse Facility, thereby making the Warehouse Facility available to fund purchases of additional Contracts.

     Revolving Credit Facilities. In March 1993, the Company entered into a $20 million three- year revolving credit facility (the 'Congress Facility') with Congress Financial Corporation ('Congress'), which has been extended until March 1997. The Congress Facility bears interest at a floating rate of 2% over the prime rate of CoreStates Bank, N.A., with interest payable monthly, and the facility is secured by Loan and Lease Contracts. The facility can be utilized for the financing of additional Contract purchases that meet certain credit guidelines established by Congress, in its sole discretion. As of September 30, 1996, the Company had $3.5 million outstanding under this facility.

     During February 1994, the Company entered into a $5 million one-year revolving credit facility with GECC (the 'GECC Facility'). In September 1994 and March 1995, the GECC Facility was increased to $10 million and $25 million, respectively. The GECC Facility bears interest payable monthly at rates fixed at the time of financing and is secured by certain Lease Contracts. Principal is repaid monthly according to an agreed-upon schedule. At September 30, 1996, the Company had drawn down approximately $23.7 million under the facility. The GECC Facility is automatically renewed annually unless GECC provides the Company with notice of termination 90 days prior to such renewal date.


     The Congress Facility and the GECC Facility (collectively, the 'Revolving Credit Facilities') are also subject to certain financial and operational covenants that are similar to those imposed under the Warehouse Facility.

     Revolving Line of Credit Facility. During September 1996, the Company entered into a one-year $3.5 million revolving line of credit (the 'LOC Facility') with a private third party. The LOC Facility bears interest at a fixed rate of 13% with interest payable monthly. The LOC Facility is secured by certain Loan Contracts. As of September 30, 1996, the Company had drawn down approximately $503,000 under this facility. The LOC Facility is renewable at the lender's discretion for an additional one-year period, provided that the Company meets certain conditions.

     Specialized Borrowing Facility. The Company historically has secured a significant amount of its financing through borrowings classified as debt participation agreements, in which the Company has sold an undivided interest, typically 80% to 90%, in portfolios of receivables to financial institutions and individual lenders on a full recourse basis. As of September 30, 1996, the Company had an existing series of borrowings under a specialized borrowing facility (the 'Specialized Borrowing Facility') with Fairfax Savings, a Federal Savings Bank ('Fairfax') in the approximate amount of $21.7 million. Approximately $21 million of the Fairfax financing has been used to acquire Contracts. Borrowings under this facility are subject to interest at prime plus 2.5% fixed at the time of financing. Approximately $700,000 of the remaining advances under the Specialized Borrowing Facility were used to acquire bulk purchase portfolios prior to 1995. These amounts are subject to interest at fixed rates from 10% to 13.5%, respectively.

     In general, under the terms of the participation agreements, the lender's principal advance is repaid in proportion to the principal received from the underlying collateral. Interest on the outstanding principal balance of the advance is due monthly. Collections received in excess of the principal and interest due Fairfax are allocated to a restricted cash reserve account on deposit with Fairfax until certain specified balances are maintained, generally calculated as a percentage of the outstanding balance of the advance. Any remaining collections are paid to the Company.

     Short-term Financing. During the fourth quarter of 1996, Mr. Robert R. Bartolini, Chairman and Chief Executive Officer, made advances to the Company in an aggregate amount of $2,413,869, repayable on the earlier of February 18, 1997 and the completion of the Offering. These advances bear interest at a fixed rate of 11%. During December 1996, the Company entered into a $2.0 million secured short-term note with a private third party, repayable on the earlier of December 31, 1996 and the completion of the Offering. This note bears interest at a fixed rate of 10% and is secured by certain Loan Contracts. See 'Use of Proceeds.'

     Private Placement of Convertible Subordinated Debentures, Warrants and Common Stock. The Company has secured a significant component of its capital through the private placement of equity and debt securities. During the period from April 1995 through September 1996, the Company issued: (i) 176,500 shares of its Common Stock, which yielded net proceeds of approximately $2.1 million;
(ii) $38.8 million principal amount of convertible subordinated debentures (the 'Debentures'); and (iii) 2,913,625 common stock purchase warrants (the 'Warrants'). The Warrants were issued to Debenture holders in connection with the sale of the Debentures, to certain consultants and advisors in consideration for financial advisory services and to certain members of the Board of Directors in connection with joining the Board.

     In April and September 1996, the Company concluded institutional placements of $10 million principal amount of 9% Debentures with 675,000 Warrants, and $5 million principal amount of 10% Debentures with 62,500 Warrants, respectively.

     Through December 23, 1996, an aggregate of approximately $13.8 million principal amount of the Debentures was converted into 1,452,849 shares of Common Stock. The principal amount and accrued interest due under the remainder of the Debentures is convertible into shares of Common Stock (at the option of the holders thereof) at conversion prices ranging from $7.50 to $11.00. The conversion price of certain Debentures is subject to decrease by virtue of price protection and adjustment features contained in such Debentures. See 'Description of Securities -- Price Protection.'

     The following table provides a summary of the Company's outstanding Debentures.(1)

 PRINCIPAL                     MATURITY      INTEREST     CONVERSION       SHARES
  AMOUNT       ISSUE DATE        DATE          RATE        PRICE(2)      ISSUABLE(3)
-----------    ----------     ----------     --------     ----------     -----------
$   200,000    Dec. 1995      Dec. 1996          9%          11.00            19,814
  2,000,000    Dec. 1995      May  1997          9%          11.00           206,364
  2,300,000    Dec. 1995      Jun. 1997          9%          11.00           237,266
 10,000,000    Apr. 1996      Oct. 1997          9%           7.50         1,513,333
  2,000,000    Jul. 1995      Jul. 1998          9%           9.00           282,167
  1,000,000    Aug. 1995      Aug. 1998          9%           9.00           141,083
  5,000,000    Sep. 1996      Sep. 1998 (4)     10%(4)        7.50           666,667
  2,500,000    Jan. 1996      Jan. 1999          9%          11.00           288,636
-----------                                                              -----------
$25,000,000                                                                3,355,330
-----------                                                              -----------
-----------                                                              -----------

------------------
(1) Reflects information as of December 23, 1996.
(2) These Debentures are convertible into shares of the Company's Common Stock at the lesser of the amount indicated and a discount to the market price of the Company's Common Stock, which ranges from 75% to 85% pursuant to the terms of the Debentures.
(3) Represents shares of Common Stock issuable upon conversion of the Debentures (principal and interest at maturity) at their stated conversion price. If such Debentures were converted based upon a market price of $7.50, the Company would be caused to issue up to an additional 1,135,176 shares of Common Stock.
(4) These Debentures bear interest at a rate of 10% for 2 years and at a rate of 9% thereafter. Maturity is subject to extension by the holder.

     As of December 23, 1996 the Company had $25.0 million principal amount of Debentures outstanding with maturity dates as follows: (i) $0.20 million in December 1996; (ii) $2.0 million in May 1997; (iii) $2.3 million in June 1997;
(iv) $10.0 million in October 1997; (v) $3.0 million in July/August 1998; (vi) $5.0 million in September 1998 (subject to extension by holder); and (vii) $2.5 million in January 1999. See 'Description of Securities -- Debentures.'

     If the Company's Common Stock achieves certain trading prices ranging from $18 to $25, the Company has the right to serve notice of redemption on the holders of approximately $15 million of the Debentures for the principal amount thereof (together with accrued interest). A notice to redeem would likely yield conversion of the Debentures (since the average trading price of the stock necessary to redeem would yield a greater profit to the Debenture holders upon conversion rather than redemption). Notwithstanding rights of redemption, management believes that a substantial number of the remaining Debentures will be subject to conversion prior to their maturity, however, a possibility exists that the Company could be required to allocate liquidity and capital resources to the retirement of these Debentures.

     The Company may also secure certain amounts of capital in the future from the exercise of existing Warrants. The Company has issued 2,913,625 Warrants at exercise prices between $7.50 and $15.00. To date, none of the Warrants have been exercised. If exercised, the Company would receive aggregate gross proceeds of approximately $29.3 million. The exercise price of certain Warrants and the proceeds thereof are subject to decrease by virtue of price protection and adjustment features contained in such Warrants. See 'Description of Securities -- Price Protection.'

     The following table provides a summary of outstanding Warrants.(1)

                                                                     SHARES         PROCEEDS TO
    ISSUE DATE           EXPIRATION DATE       EXERCISE PRICE      ISSUABLE(2)     THE COMPANY(3)
-------------------    -------------------     ---------------     -----------     --------------
Apr.-Aug. 1995         Apr.-Aug. 1998          $          9.00       1,360,000      $ 12,240,000
Nov. 1995-Dec. 1995    Nov. 1998-Dec. 1998               13.50         175,000         2,362,500
Dec. 1995-Feb. 1996    Dec. 1998-Feb. 1999      14.00 to 14.38         195,000         2,737,500
Jul.-Aug. 1995         Jul.-Aug. 1998           12.00 to 12.30          62,500           765,000
Jul.-Dec. 1995         Jul.-Dec. 1998                    15.00         363,625         5,454,375
Mar. 1996              Mar. 1999                         11.50          20,000           230,000
Apr. 1996              Apr. 1999                          7.50         615,000         4,612,500

Apr. 1996              Apr. 2001                          7.50          60,000           450,000
Sep. 1996              Sep. 2001                          7.50          62,500           468,750
                                                                   -----------     --------------
                                                                     2,913,625(4)   $ 29,320,625(5)
                                                                   -----------     --------------
                                                                   -----------     --------------

------------------
(1) Reflects information as of December 23, 1996.
(2) Represents shares of Common Stock issuable upon exercise of the Warrants.
(3) Represents proceeds to the Company upon the exercise of the Warrants.
(4) Includes 40,000 Warrants in the aggregate issued to Mr. DeVoe and Mr. Jones in connection with joining the Board of Directors.
(5) Includes proceeds of $517,500 from Warrants issued to Mr. DeVoe and Mr. Jones. See Footnote 4.

     Exercise of the Warrants is largely a function of the spread between the trading price of the Company's Common Stock and the exercise price of the Warrants. Thus, there can be no assurances that the future trading prices of the Company's Common Stock will be sufficient to encourage the exercise of a material number of the Warrants in the near term, if at all.

     Exercise of the Warrants is also a function of other factors such as the term of the Warrant and any associated rights of redemption. Substantially all of the outstanding Warrants remain outstanding until 1998 and 1999, and some remain outstanding until 2001. In addition, certain of the Warrants contain features that permit redemption (at $.001 per Warrant) based upon average trading prices of the Company's Common Stock between $15 and $25. Any call for redemption will have the likely effect of causing the exercise of these Warrants.

     The Company's liquidity and capital resources may continue to be affected by the trading price of the Company's Common Stock. Trading prices at levels consistently higher than the conversion prices of the Debentures will likely facilitate conversion of the Debentures in the near term. A conversion of the Debentures would positively affect the Company's liquidity by eliminating the need to repay the principal amount (and in certain instances, interest) due thereunder. Trading prices at levels consistently lower than the conversion prices of the Debentures, however, will make conversion of the Debentures less likely, thus requiring the Company to allocate certain of its capital resources towards the retirement of the Debentures at maturity. If all of such Debentures were converted, the Company would not be required to repay approximately $28.4 million of principal and interest as of December 23, 1996. In addition, an exercise of all of the Warrants would have the effect of securing approximately $29.3 million of additional working capital. However, there can be no assurances that the issuance of such shares would not have a depressive effect upon the market for the Company's Common Stock. See 'Risk Factors.'

     Securitization. Securitization of Loan Contracts is an integral part of the Company's continuing financing strategy. Securitization: (i) provides a lower cost of financing; (ii) allows the Company to increase its liquidity;
(iii) provides for redeployment of capital; (iv) reduces risks associated with interest rate fluctuations; (v) reduces credit risk; and (vi) properly matches the duration of the financing to the assets financed. The Company uses the net proceeds from a securitization to repay the advances outstanding under its Warehouse Facility, thereby creating availability to purchase additional Loan Contracts. Through September 30, 1996, the Company completed four securitization transactions totaling approximately $200 million. See 'Recent Developments.' The following is a summary of the basic structure of the Company's securitization transactions through September 30, 1996. There can be no assurances, however, that the Company will continue to use this structure for future securitization transactions.

     The Company transfers a pool of Loan Contracts to a trust (the 'Trust'), which simultaneously issues one or more classes of securities (the 'Securities') backed by the assets of the Trust. The assets of the Trust include the Loan Contracts and a reserve account. Initially, the Company makes a deposit into the reserve account; and thereafter, it maintains the reserve account at certain levels (the 'Maintenance Level') during the life of the securitization by depositing certain cash flows from the Trust that the Company would otherwise have received. The Company continues to service the Loan Contracts and earns a contractual servicing fee, currently equal to 3.0% per year (the 'Contractual Servicing Fee').

     The Securities were rated 'A', 'BBB' and 'BB' in the first three securitization transactions and 'A' and 'BBB' in the last securitization by Duff & Phelps Credit Rating Co. and Fitch Investors Service, L.P., and are sold to investors in a private offering. These Securities carry fixed interest rate coupons, payable quarterly. Generally, all collections of interest and principal from Loan Contracts are used to pay interest due on the Securities and to reduce the principal balance of the Securities. Collections of interest in excess of that required to pay for (i) the interest due on the Securities, (ii) ongoing fees and expenses of the Trust, and (iii) the Contractual Servicing Fees (the 'Excess Servicing Cash Flows') are deposited into the reserve account only to the extent necessary to maintain it at the required Maintenance Level. The remaining Excess Servicing Cash Flows, if any, are paid to the Company. In the event that the collections of interest and principal from the Loan Contracts are not sufficient to cover the required distributions of interest and principal on the Securities, the trustee may withdraw funds from the reserve account to make up for the shortfall.

     The Company recognizes a gain on sale of the Loan Contracts from the securitization in an amount equal to (i) the Excess Servicing Receivable from the Trust during the life of the securitization, plus (ii) the net proceeds received from the securitization less the aggregate book value of the Loan Contracts transferred to the Trust. The Excess Servicing Receivable represents the present value of the Excess Servicing Cash Flows after taking into account the Company's estimates for the net credit loss and prepayment on the Loan Contracts in the Trust.

     The gain on sale through securitization has been a significant component of the Company's revenues in each of the quarters in which the securitization transactions have been completed. Management believes that such gain on sale will continue to represent a significant source of the Company's revenues in all financial reporting periods in which the Company completes a securitization. If, for any reason whatsoever, the Company is unable to complete a securitization during a quarter, the Company's revenues for such period would decline. Also, failure to complete a securitization of the Loan Contracts or delays in completing such securitization could further subject the Company to interest rate risk since the Company finances the Loan Contracts through a floating interest rate Warehouse Facility.

     The Company continues to explore alternative structures for the securitization of its Loan Contracts in order to achieve a lower cost of financing and to maximize the net proceeds from the securitization. Management believes that it would lower the cost of financing by structuring the securitization in a manner that results in the issuance of triple-A rated Securities backed by the assets of the Trust, and then by selling such Securities in a public offering. However, there can be no assurance that the Company will be able to achieve this in the near future.

OTHER USES OF CAPITAL

     In June 1996, the Company purchased certain assets constituting the business of SFI pursuant to the exercise of an option agreement entered into on August 1, 1995 for the purchase price of $1,000,000, plus 125,000 shares of the Company's Common Stock and options to purchase 65,000 shares of Common Stock at $6.00 per share. The option price of $250,000 paid on August 1, 1995 was credited against the purchase price. This acquisition was recorded utilizing the purchase method of accounting and the Company recognized goodwill in the amount of $3.8 million. In conjunction with the acquisition, the Company entered into a management agreement with the former principals of SFI and retained substantially all of its operating personnel. Since the acquisition, SFI has continued to generate Loan Contract volume comparable to historic levels. While management believes that such levels of Contract volume will continue, there can be no assurances to that effect. See 'Risk Factors.'

     During June 1996, the Company repaid an outstanding stockholder loan in the amount of approximately $3.0 million. See 'Certain Transactions -- Loan to the Company.'

EFFECTS OF INFLATION

     Inflationary pressures may have an effect on the Company's internal operations and on its overall business. The Company's operating costs are subject to general economic and inflationary pressures. Operating costs have increased during the past years due primarily to the expansion of the Company's operations. The Company's business is subject to risk of inflation. Significant increases in interest rates that are normally associated with strong periods of inflation may have an impact upon the number of individuals that are likely or able to finance the purchase or lease of an automobile.


RECENT DEVELOPMENTS

     On December 18, 1996, the Company completed the sale of approximately $88 million of Loan Contracts in a privately-placed securitization transaction, the terms of which are similar to the Company's four prior securitization transactions. The Securities issued in the securitization transaction were rated 'A' and 'BBB' by Duff & Phelps Credit Rating Co. and Fitch Investors Service, L.P. and carry a weighted average coupon rate of 7.03%.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards No. 123 ('SFAS No. 123'), 'Accounting for Stock-Based Compensation.' SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement defines a 'fair value based method' of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation costs for those plans using the 'intrinsic value based method' of accounting, which the Company currently uses. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years beginning after December 15, 1995. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. Management has determined that the Company will continue to measure compensation costs using the 'intrinsic value based method' and will disclose the effect on net income and earnings per share using the 'fair value based method' in the footnotes to the Company's financial statements upon the adoption of SFAS No. 123.

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125 ('SFAS No. 125'), 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.' SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial-components approach that focuses on control. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be prospectively applied. However, a proposal has recently been developed to defer, for one year, certain provisions of SFAS No. 125. Management is currently assessing the impact of the adoption of SFAS No. 125 on the Company's financial position and results of operations.

                                  THE COMPANY

GENERAL

     NAL is a specialized automobile finance company engaged in the purchase and servicing of Contracts originated by franchised and select independent Dealers in connection with sales or leases of used and new automobiles to consumers with non-prime credit. Consumers with non-prime credit are perceived to be relatively high credit risks due to various factors, including the manner in which they have handled previous credit, the absence or limited extent of their prior credit history and their limited financial resources. The Company purchases Contracts relating principally to the 'C' credit segment of the automobile finance market. The Company is also engaged in providing insurance and related products to its Dealers and customers through its insurance subsidiary, NIS. The Company has a remarketing subsidiary, PCSF, with a JDBR Franchise, which provides a cost-effective means of disposing of some of the Company's repossessed and off-lease vehicles.

     The Company purchases Contracts directly from Dealers through its Dealer Program and through select third party entities that participate in the Company's Captive Program, Affinity Program, Correspondent Program, Recourse Program and Wholesale Program. Participants in these Origination Programs offer Contracts to the Company under a variety of arrangements and allow it to increase the volume of Contracts purchased from Dealers with whom the Company does not maintain a direct relationship. The Company's main sources of Contracts are its Dealer Program and its Captive Program. The Captive Program includes the Company's arrangements with SFI, which recently became a wholly-owned subsidiary of the Company. Under its Affinity Program, the Company has an agreement with GECAL to purchase non-prime Lease Contracts through GECAL's network of Dealers in the Southeast region of the United States. As of September 30, 1996, the Company's servicing portfolio consisted of Contracts purchased through its Dealer Program (32%), Captive Program (46%), Affinity Program (5%), Correspondent Program (2%), Recourse Program (9%) and Wholesale Program (6%). Each of these programs, other than the Recourse Program, is designed to purchase Contracts relating primarily to the 'C' credit segment of the market. The Recourse Program is designed to purchase Contracts relating to the 'D' credit segment.

     The Company has experienced significant growth in its portfolio of purchased and serviced Contracts since June 1994, when the acquisition of Contracts became the principal focus of its business. Total Contracts purchased, which includes both Loan Contracts and Lease Contracts, increased from approximately $28.1 million through December 31, 1994 and $165.7 million through December 31, 1995, to approximately $205.8 million through September 30, 1996. As a result, the Company's servicing portfolio increased from approximately $44.4 million at December 31, 1994 and $153.8 million at December 31, 1995, to approximately $283.9 million at September 30, 1996. The Company's overall growth during this period was attributable to an increase in the Company's Dealer relationships from 196 Dealers at December 31, 1994 to 1,594 Dealers at September 30, 1996, and an expansion of the sources and amounts of financing available to purchase Contracts. The Company currently purchases Contracts from Dealers in 23 states, with a major concentration in Florida. More than 90% of all Contracts acquired by the Company during the nine months ended September 30, 1996 were originated by franchised Dealers.

     The Company has historically funded the purchase of its Contracts with borrowings from banks and other lenders. Currently, the Company's primary financing sources include a $100 million Warehouse Facility, $45 million of Revolving Credit Facilities, including the $25 million GECC Facility, and a Specialized Borrowing Facility. Beginning in December 1995, the Company began securitizing the majority of its portfolio of Loan Contracts to increase the Company's liquidity, provide for the redeployment of capital, reduce risks associated with interest rate fluctuations and provide the Company with access to a cost-effective, diversified source of financing. During the last four fiscal quarters, the Company completed securitization transactions aggregating approximately $200 million. During this period, gains on sale from the securitization transactions have constituted the principal source of the Company's revenues. The Company plans to continue to employ its securitization program as an integral component of its funding strategy and anticipates that it will generally complete securitization transactions on a quarterly basis. The Company also generates revenues from interest income and fees earned on Contracts held in portfolio, as well as servicing fees from Loan Contracts sold in securitization transactions. In addition, the Company receives revenues from the sale of insurance and related products through its insurance subsidiary, NIS.

BACKGROUND

     NAL was founded in February 1991 as a specialized consumer finance company. It became publicly held by virtue of the Merger on November 30, 1994 with a previously inactive public company, which was incorporated in Delaware on November 14, 1986. Effective upon completion of the Merger, the Company assumed the historic operations of NAL and changed its name to 'NAL Financial Group Inc.'

     Because of the opportunities presented by the insolvency and reorganization of many financial institutions at the time, the Company's principal activities until the second quarter of 1994 involved the bulk purchase and servicing of seasoned and non-performing portfolios of consumer and mortgage loans and automobile lease receivables that had been administered by the Resolution Trust Corporation or the Federal Deposit Insurance Corporation. The principal focus of the Company's business since June 1994 has shifted to the purchase and servicing of automobile Loan and Lease Contracts originated by Dealers in connection with the sale or lease of automobiles to consumers with non-prime credit.

INDUSTRY AND COMPETITION

     According to CNW Marketing/Research, an independent automobile finance market research firm, the automobile finance industry is the second largest consumer finance industry in the United States with over $410 billion in loan and lease originations in 1995. Management believes that captive finance companies, such as General Motors Acceptance Corporation, Ford Motor Credit Company and Chrysler Credit Corp., financed between 25% and 30% of automobile purchases and leases nationwide in 1995, while the balance of automobile financing was provided by banks, credit unions and other independent finance companies. The industry is generally segmented according to the type of car sold (new or used) and the credit characteristics of the borrower (prime or non-prime).

     Sales information for new and used vehicles indicates that the market for used cars increased at approximately three times the rate for new cars for the period from 1990 to 1995. According to industry analysts, sales of used automobiles, excluding private sales, increased from 24.9 million vehicles in 1990 to 29.8 million vehicles in 1995, an increase of 19.7%. In contrast, sales of new automobiles, excluding private sales, increased from 13.9 million vehicles in 1990 to 14.8 million vehicles in 1995, an increase of 6.5%. Industry analysts have concluded that the market for retail sales of used automobiles will expand further due to a combination of increases in the average useful life of automobiles, the number of late-model used automobiles in service and the number of late-model used automobiles available for sale (including off-lease and former rental cars).

     In the leasing market, according to CNW Marketing/Research, used-car leasing has followed the lead of new-car leasing and shown growth. According to their findings, this growth is likely to amount to more than one million used vehicles being leased by the year 2000. The reason for this growth is the same as for the growth in new car leasing, which is that customers can receive a higher quality vehicle for their budgeted amount, lower monthly payments and the ability to have a better secondary vehicle in the household. The vast majority of used cars being leased prior to 1994 were luxury models. However, there has recently been a growing number of non-luxury automobiles being leased.

     The Company primarily focuses on the 'C' credit segment of the automobile finance market and to a limited extent, on the 'D' credit segment through its Recourse Program. Management believes that the non-prime segment of the automobile finance market is in the range of $80 billion to $100 billion in annual loan and lease originations.

     Competition in the field of retail automobile finance is intense. The market is highly fragmented and historically has been serviced by a variety of financial entities, including the captive finance affiliates of major automobile manufacturers, banks, savings associations, independent finance companies, credit unions and leasing companies. Many of these competitors have greater financial resources than the Company and may have significantly lower cost of funds. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing or services not provided by the Company. Furthermore, during the past two years, a number of automobile finance companies have completed public offerings of common stock, the proceeds from which are to be used, at least in part, to fund expansion.


     The Company's ability to compete successfully depends largely upon its relationships with its origination sources, particularly Dealers, and the ability and willingness of such origination sources to offer Contracts that meet the Company's underwriting criteria for purchase. Management believes that by diversifying its origination sources through its Affinity Program, Correspondent Program, Recourse Program and Wholesale Program, the Company increases the number of Contracts purchased without significantly increasing its marketing costs. Management believes that its multi-tier underwriting quidelines which balances the creditworthiness of the borrower with the value of the collateral, enables it to evaluate effectively and measure the risks associated with lending to consumers with non-prime credit. The Company also believes that its servicing and collection procedures, specialized servicing functions and asset disposition enable it to manage its portfolio of Contracts profitably and in a cost-effective manner. However, there can be no assurance that the Company will be able to continue to compete successfully in the markets that it serves.

BUSINESS STRATEGY

     The Company's business is to purchase and service non-prime Loan and Lease Contracts through its Origination Programs. The Company's principal objectives are to sustain controlled growth of its business and to maximize its profit potential. To achieve these objectives, the Company is currently employing the following key strategies:

          Expanding and Strengthening Relationships with Origination
     Sources. The Company plans to achieve a greater volume of business by expanding its origination sources in existing markets, entering into new geographic markets and strengthening current relationships. The Company plans to expand its origination sources through strategic arrangements with independent entities and relationships with individual Dealers and networks of Dealers. The Company develops strong relationships with its Dealers and other origination sources by providing a high level of service specifically tailored to meet their needs. The Company typically responds to credit applications on the date received, and in most cases, within two to four hours, and generally pays the Dealer for Contracts purchased within twenty-four hours of receipt of a complete funding package. In addition, the Company provides training to Dealer personnel on the use of the Company's credit underwriting and pricing guidelines.

          Among its origination sources, Dealers, including those with whom SFI has relationships, represent a principal source of business for the Company. To service the Dealers, the Company employs a value-added approach. Specifically, the Company's local representatives provide training on the Company's products and services to their respective Dealers. The Company's offices are open six days a week, and sales and marketing personnel attend dealer-sponsored promotional sales events to provide 'on-site' financing approval. The Company's regional sales representatives and senior management maintain an ongoing dialogue with Dealers to enhance such relationships. In addition, the Company has sales and marketing resources dedicated to expanding its origination sources.

          Providing Diverse Products and Services to Dealers. In addition to providing prompt, flexible service and a reliable source of financing, the

     Company increases its volume of business from Dealers by offering a 'one-stop shop' service. This service includes purchasing both Loan and Lease Contracts on used and new automobiles from a broad range of credit profiles and offering insurance and related products.

          Employing Detailed Underwriting Guidelines. In order to evaluate and measure the risks associated with lending to consumers with non-prime credit, the Company uses multi-tiered credit underwriting and pricing guidelines for purchasing both Loan and Lease Contracts. These guidelines balance, among other factors, the creditworthiness of the borrower with the adequacy of the vehicle as collateral. These guidelines are designed to enable Dealers to: (i) assess a borrower's credit risk category; (ii) determine the maximum term of the loan or lease for used and new automobiles; (iii) calculate the maximum payment affordable by the borrower; and (iv) estimate their profit from selling the Contracts to the Company.

          By providing a high degree of credit and pricing specificity to the Dealer, the Company's underwriting guidelines aid in the assessment of credit risk and the development of financing terms for a borrower. These guidelines not only enhance the rapid execution of the transaction for the Dealer, but enable the Dealer to provide improved service to its customers.

          Maintaining Effective Collection and Asset Disposition Systems. To minimize delinquencies and losses, the Company employs aggressive collection policies and procedures, which typically include contacting a borrower within 24 hours of a payment delinquency and managing accounts based on geographic regions. The Company also uses collection specialists to address certain servicing functions, such as insurance claims, deficiency collection, bankruptcy, skip tracing and asset management. In addition, the Company uses its subsidiary, PCSF and its JDBR Franchise, to maximize its recovery on some of its repossessed and off-lease vehicles by providing an alternate means of disposition.

          The Company currently has a servicing operation that utilizes both local area and wide area network systems for servicing its portfolio. In order to accommodate future growth, the Company plans to enhance its current systems, which will facilitate the decentralization of collection activities to regions based upon the concentration of business in those areas. As geographic expansion requires, the Company intends to establish full service regional centers. The Company expects to open regional centers in Orlando, Florida and Atlanta, Georgia.

          Diversifying its Financing Sources. The Company plans to continue to expand and diversify its financing sources, and to increase the amount of financing available. The Company intends to continue to securitize its Loan Contracts on a quarterly basis. Current financing sources include a $100 million Warehouse Facility, $45 million of Revolving Credit Facilities, including the $25 million GECC Facility, a securitization program and a Specialized Borrowing Facility.


          During each of the last four quarters, the Company has sold a significant portion of its Loan Contracts in securitization transactions to increase the Company's liquidity, to provide for redeployment of capital and to mitigate interest-rate risk. The Company has completed four private placement securitization transactions totaling approximately $200 million. When the quarterly volume of Loan Contracts reaches over $100 million, the Company intends to complete securitization transactions through the public market, which management believes will reduce its financing cost. The Company plans to complete securitization transactions of its Lease Contracts when the volume of Lease Contracts reaches a level that is cost-effective for securitization.

          Continuing the Growth of Related Businesses. The Company's related businesses complement the purchasing and servicing of Loan and Lease Contracts and enhance the Company's profitability. The Company's insurance subsidiary, NIS, offers insurance and related products. In 1995, NIS generated revenues of $548,000. For the nine months ended September 30, 1996, NIS generated revenues of $1.1 million. The Company plans to continue to market its insurance and related products to its Dealers and customers.

          The Company uses its subsidiary, PCSF (including its JDBR Franchise), as an efficient means of disposing of some of its repossessed and off-lease vehicles. For the nine months ended September 30, 1996, PCSF generated revenues of $971,000. As the volume of Contracts purchased increases, the Company plans to open additional PCSF sites with JDBR Franchises in

     Florida and other markets. Currently, the Company expects to open a PCSF site with a JDBR Franchise in Orlando, Florida.

          Recruiting and Retaining Experienced Management. Members of the Company's management team have an average of over 20 years of experience in automobile finance, consumer finance or banking. Management believes that hiring experienced management personnel is critical to the formulation and implementation of its strategies, and the maintenance of its growth and profitability. The Company intends to continue to provide incentive compensation arrangements, including stock option plans, to retain members of the management team.

BUSINESS

     The Company's lines of business include the purchase and servicing of Loan and Lease Contracts on used and new automobiles relating to consumers with non-prime credit from Dealers and other origination sources, and the sale of insurance and related products to its customers directly and through Dealers.

  Loan Contracts

     The following table provides certain material information relative to the Loan Contracts acquired by the Company during each of the last nine quarters.


                                                               FOR THE QUARTERS ENDED
                           -----------------------------------------------------------------------------------------------
                            SEP.       JUN.       MAR.       DEC.       SEP.       JUN.       MAR.       DEC.       SEP.
                             30,        30,        31,        31,        30,        30,        31,        31,        30,
LOANS:(1)                   1996       1996       1996       1995       1995       1995       1995       1994       1994
                           -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                              (DOLLARS IN THOUSANDS)

Contracts purchased......  $69,556    $50,971    $48,326    $46,593    $31,624    $21,364    $18,785    $12,088    $  395
Weighted average
  Contract amount........  $ 12.3     $ 12.3     $ 12.1     $ 12.5     $ 12.0     $ 11.2     $ 12.2     $ 10.5     $  7.3
Weighted average initial
  term (months)..........    54.4       53.6       56.1       53.0       51.1       48.0       42.8       43.0       44.5
Weighted average
  APR....................   19.50 %    19.33 %    19.60 %    19.35 %    19.90 %    20.56 %    19.05 %    20.73 %    28.51 %
Weighted average
  discount...............    8.24 %     4.21 %     4.73 %     5.53 %     5.93 %     5.26 %     4.82 %     2.04 %     4.30 %
Percentage of
  Contracts secured
  by new vehicles........   19.61 %    29.72 %    38.39 %    34.62 %    31.05 %    21.30 %    18.43 %     8.17 %     7.46 %
Percentage of
  Contracts secured
  by used vehicles.......   80.39 %    70.28 %    61.61 %    65.38 %    68.95 %    78.70 %    81.57 %    91.83 %     92.6 %

------------------
(1) Excludes Loan Contracts purchased under the Company's Recourse Program.

     The Company purchases Loan Contracts, which are secured by used and new automobiles, from diverse sources through its Origination Programs. Loan Contracts relate to borrowers which, according to the Company's underwriting guidelines, fall within the 'C' credit segment of the automobile finance market, except in the case of its Recourse Program, which is designed for 'D' credit borrowers. Contracts generally have terms of 36 to 60 months and carry interest rates ranging from 16% to 30% per year. A majority of the loans are based on the Rule of 78's method; however, a small portion are simple interest loans and actuarial loans.

     The Company purchases Loan Contracts at discounts to the face amount of the Loans. The discounts are nonrefundable and vary depending upon the credit category of the borrower, as determined by the Company's underwriting guidelines, and any special arrangements between the Company and the origination source. In addition to the discount, the Company generally charges an administration fee. The purchase price of the Loan Contracts is, therefore, reduced from its face amount by both the discount and the administration fee. The purchase price of the Loan Contracts generally ranges from 110% to 120% of the collateral value of the underlying vehicle, except in the case of the Recourse Program where it ranges from 60% to 75% of the principal amount of the Loan Contract, which approximates the value of the vehicle.

     The Company purchases Loan Contracts in 23 states with a concentration in Florida (50.0% of the Company's Loan portfolio as of September 30, 1996). The average size of the Loan Contract acquired for the nine months ended September 30, 1996 was $12,300. The Company finances Loan Contracts on both a floating and fixed rate basis through its credit facilities. The Company has sold, for the last four quarters, a substantial majority of its Loan Contracts through securitization transactions and services all Loan Contracts including those sold through securitization transactions.

     In the event of a default by a borrower, the Company repossesses the vehicle and remarkets the vehicle through one of the following four channels:
(i) wholesale auctions; (ii) on a wholesale basis through the Company's subsidiary, PCSF; (iii) on a retail basis through the Company's subsidiary, PCSF; or (iv) on a retail basis through the JDBR Franchise, depending on, among other factors, the age and condition of the vehicle. To the extent that the net proceeds from remarketing a vehicle exceed the Company's book value of the Loan Contract, the Company recognizes a gain, and to the extent such net proceeds are less, the Company recognizes a loss. As a result, employing an efficient remarketing channel for repossessed vehicles is an important aspect of the Company's operations.

  Lease Contracts

     The following table provides certain material information relative to the Lease Contracts acquired by the Company during each of the last nine quarters.

                                                             FOR THE QUARTERS ENDED
                            -----------------------------------------------------------------------------------------
                             SEP.       JUN.      MAR.       DEC.      SEP.      JUN.      MAR.       DEC.      SEP.
                              30,       30,        31,       31,       30,       30,        31,       31,       30,
LEASES:                      1996       1996      1996       1995      1995      1995      1995       1994      1994
                            -------    ------    -------    ------    ------    ------    -------    ------    ------
                                                             (DOLLARS IN THOUSANDS)

Contracts purchased......   $6,776     $3,609    $3,686     $3,989    $4,085    $5,241    $6,733     $3,446    $1,237
Weighted average
  Contract amount........   $ 15.9     $15.9     $ 15.8     $16.8     $16.5     $17.2     $ 20.2     $17.9     $16.9
Weighted average initial
  term (months)..........     45.8      44.9       45.3      43.1      45.2      42.8       39.0      45.4      45.7
Weighted average yield...    17.93 %   18.03 %    18.36 %    17.5 %   18.09 %   17.62 %    14.49 %   16.82 %   15.87 %
Percentage of
  Contracts secured
  by new vehicles........    40.47 %   43.61 %    41.63 %   54.43 %   64.92 %   67.11 %    64.67 %   64.58 %   76.71 %
Percentage of
  Contracts secured

  by used vehicles.......    59.53 %   56.39 %    58.37 %   45.57 %   35.08 %   32.89 %    35.33 %   35.42 %   23.29 %

     The Company purchases substantially all of its Lease Contracts from its Dealer Program and Affinity Program. Generally, Lease Contracts involve customers with better credit than customers relating to Loan Contracts. Lease Contracts relate to many makes and models of both used and new vehicles. As of September 30, 1996, the Company's lease portfolio consisted of 55.5% new automobiles and 44.5% used automobiles. The Leases are closed-end leases and generally have terms of 24, 36 and 48 months, with 48 months as the most common term. A vast majority of the Lease Contracts are amortized according to the Rule of 78's method. The Lease Contracts also require that the lessee pay all fees and expenses relating to the use and maintenance of the vehicle.

     The Company purchases Lease Contracts from its origination sources at the implied principal amount of the Lease less an administration fee. The administration fee is nonrefundable and varies depending upon the credit category of the borrower, as determined by the Company's underwriting guidelines, and any special arrangements between the Company and the origination source. The purchase price of the Lease Contract ranges from 110% to 120% of the collateral value of the underlying vehicle.

     The Company purchases Lease Contracts in 23 states with a concentration in Florida (78.3% of the Company's Lease portfolio as of September 30, 1996). The average size of Lease Contracts is $18,000 for new automobiles and $15,100 for used automobiles. The Company uses its GECC Facility to finance all of its Lease Contracts. Under this facility, GECC provides fixed-rate financing for the full term of the Lease Contract and generally advances 100% of the Company's investment in the Lease Contract. The Company currently holds all Lease Contracts on its books and services them for their full term.

     The Company purchases both direct finance leases and operating leases, with the vast majority of the Lease Contracts being direct finance leases. Generally, Lease Contracts having a term in excess of 48 months are classified as direct finance leases, and Lease Contracts having a term of less than 48 months are classified as operating leases. The Company's sources of revenues from Lease Contracts include: (i) an administration fee; (ii) interest income in the case of direct finance leases and rental revenue in the case of operating leases; and
(iii) proceeds from the sale of the vehicle in excess of the Residual Value at the end of the lease term.

     In establishing the amount of the lease payments, the Company makes an estimate of the Residual Value of the vehicle at the end of the lease term. The Company's ability to realize proceeds approximating the Residual Value will be substantially determined by the accuracy of the Residual Value previously estimated and the Company's ability to effectively remarket its off-lease vehicles. The Company uses Automobile Leasing Guide guidelines in estimating the Residual Value, which are based on, among other things, the lease term, the vehicle's make and model, the vehicle's remarketing and mechanical history, new automobile price increases for the model and how the vehicle is equipped.

Furthermore, the Company periodically reviews and updates the Residual Values as necessary throughout the lease term.

     The Company remarkets the vehicle at the end of the lease term by attempting to sell the vehicle to the lessee. In the event that the lessee does not purchase the vehicle, the Company remarkets the vehicle through the same channels it uses for the disposition of its repossessed vehicles under its loan program, which include wholesale auctions and the Company's subsidiary PCSF and its JDBR Franchise. To the extent the proceeds from remarketing a vehicle exceed the Residual Value of the vehicle, the Company recognizes a gain, and to the extent such proceeds are less than the Residual Value, the Company recognizes a loss. As a result, the estimation of the Residual Value at lease inception is an important aspect of the Company's operations. As of September 30, 1996, the Company had a Residual Value exposure of approximately $16.8 million, representing an average of 34% of the original aggregate gross Lease Contracts receivable. Management believes that it adequately reserves against exposure to risks associated with realizing the underlying Residual Value. See 'Risk Factors.'

     In the event of an early termination of the Lease or default by the lessee, the lessee is generally obligated to pay the remaining payments due under the Lease, plus the Residual Value, less any unearned lease income calculated using the Rule of 78's method, and less the proceeds received from the disposition of the vehicle.

  Sales and Marketing

     The Company focuses its sales and marketing efforts on developing strong relationships with Dealers and expanding and diversifying its other origination sources. Since Dealers represent the Company's primary source of Contracts through the Company's Dealer Program and through SFI, the Company's sales and marketing team focuses on increasing the number of Contracts purchased from existing Dealers and developing relationships with new Dealers. Management believes that it increases its Contract volume from Dealers by providing both Loan and Lease financing alternatives and insurance and related products. The Company develops strong relationships with its Dealers by providing a high level of service specifically tailored to meet their needs. The Company offers its Dealers fast turnaround of Contract approval and funding, consistent and detailed credit underwriting and pricing guidelines and feedback on the performance of their portfolios. The Company's offices are open six days a week and sales and marketing personnel attend dealer-sponsored promotional sales events to provide 'on-site' financing approval. In an effort to attract additional non-prime borrowers, the Company provides advertising subsidies to key Dealers. The Company's regional sales representatives and senior management maintain an ongoing dialogue with Dealers to enhance relationships. With respect to its other origination sources, the Company's special program manager, who has 30 years of experience in the automobile finance industry, focuses his sales and marketing efforts on developing and expanding the Captive Program, Affinity Program, Correspondent Program, Recourse Program and Wholesale Program.


     The Company solicits business from Dealers through its sales and marketing team, which principally consists of regional managers, area sales managers and dealer service representatives. As of September 30, 1996, the sales and marketing team had 70 members. Each regional sales manager manages approximately 6 area sales managers. The regional sales managers, in conjunction with area sales managers, are responsible for maintaining and expanding existing Dealer relationships and developing new Dealer relationships, including educating Dealer personnel in the area of non-prime automobile finance.

     The area sales managers are each assigned to a territory of approximately 75 to 100 franchised new car Dealers. The area sales managers are responsible for making initial contact with Dealers in their territory with the goal of establishing a minimum origination volume of 45 Contracts per month from a group of 5 to 8 Dealers. Once this volume goal is achieved, the primary responsibility for maintaining day-to-day contact with the newly-established Dealer group shifts from the area sales manager to a dealer service representative who is responsible for visiting the Dealers, coordinating the submission of the funding packages and assisting the Dealers in Contract closing. The sales and marketing team receives a daily list indicating the credit application approvals for the prior day designated by the submitting Dealer. In order to increase the likelihood that an approved application results in a completed Contract, a member of the team responsible for servicing the submitting Dealer visits that Dealer to request submission of the Contract to the Company and to assist in Contract closing.

     Members of the Company's sales and marketing staff are trained by the Company's training manager, who is also responsible for training the finance personnel of Dealers. The training manager periodically conducts formal two-day training sessions for Dealer personnel focusing on the Company's underwriting policies, procedures and documentation.

     The sales and marketing team of the Company's wholly-owned subsidiary, SFI, operates substantially as described above. As of September 30, 1996, the sales and marketing staff of SFI consisted of 61 persons, including regional managers, area sales managers and dealer service representatives. The sales and marketing team of SFI coordinates with the Dealer Program its activities in maintaining and expanding its network of Dealers in existing and new markets in order to maximize Dealer relationships and the volume of Contracts generated.

  Origination Sources

     The Company purchases Contracts directly from Dealers through its Dealer Program and through select third party entities that participate in its other Origination Programs. Although the Dealer Program and the Captive Program are the primary sources of Contracts, the other programs offer the Company the opportunity to purchase Contracts with a minimal increase in sales and marketing costs. Generally, under each program, the entity from which the Company purchases Contracts makes certain representations and warranties to the Company with respect to the Contracts purchased. Under the terms of the agreement between the Company and a Dealer in the Dealer Program, the Dealer agrees to repurchase any Contracts from the Company if certain conditions are not met. Under this program, the Dealer also indemnifies the Company for certain breaches of the dealer agreement.


     Dealer Program. In its Dealer Program, the Company enters into a non-exclusive agreement with a Dealer, under which the Company purchases Loan and Lease Contracts originated by the Dealer in accordance with the Company's underwriting guidelines and procedures. Under this program, a Dealer submits loan and lease applications that it believes would satisfy the Company's underwriting guidelines. The Company applies its underwriting guidelines and procedures to determine whether to approve or decline the application. If the Company approves the application, it will seek to purchase the Contract. The Company's sales and marketing team establishes and maintains direct relationships with Dealers, and when necessary, a member of the team works with the Dealer throughout every stage of the application approval and the Contract purchase process.

     As of September 30, 1996, the Company purchased Contracts through its Dealer Program in 23 states with concentrations in Florida (54.0%), Georgia (14.4%), Louisiana (7.2%) and North Carolina (6.8%). For the nine-month period ended September 30, 1996, the Dealer Program generated a volume of 7,564 Contracts, which represented 29.5% of the Contracts purchased during the period.

     Captive Program. In its Captive Program, the Company enters into an exclusive agreement with an entity (the 'Captive') whereby the Captive originates, through its Dealer relationships, Loan and Lease Contracts in accordance with the Company's underwriting guidelines; and the Company has the right of first refusal to purchase such Contracts. Under this program, the Captive submits the Contracts and the Company verifies that each Contract meets its underwriting guidelines prior to the purchase of such Contracts.

     The Company currently has two Captive relationships, one with SFI and the other with First Financial Acceptance, Inc. ('FFA'), a company which originates Contracts exclusively from a network of Dealers who have ownership interests in FFA.

     SFI, a Florida-based finance business founded in 1987, is engaged in originating and selling non-prime automobile Loan Contracts. From September 1994 to August 1995, the Company purchased Loan Contracts originated by SFI with an aggregate volume of $41.7 million. In August 1995, the Company entered into an exclusive agreement with SFI under its Captive Program whereby SFI originated, through its Dealer relationships, Loan Contracts in accordance with the Company's underwriting guidelines and the Company had the right of first refusal to purchase such Contracts.

     In June 1996, the Company acquired the business of SFI by exercising its purchase option. SFI became a wholly-owned subsidiary of the Company without any material change in the operations of SFI. The Company entered into a management agreement with the former principals of SFI and retained substantially all of the operating personnel of SFI. SFI has continued its operations consistent with historic practice and the Company has continued to account for the origination of Loan Contracts by SFI as part of the Captive Program. SFI has continued to maintain its relationships with Dealers in coordination with the Company's own Dealer relationships.

     SFI has originated under the Captive Program increasing volume of Loan Contracts. During the period from October 1, 1994 to September 30, 1996, the Company purchased an aggregate volume of $165.9 million of Loan Contracts through SFI, representing approximately 47.0% of the total volume of Loan Contracts purchased by the Company during this period through all of its Origination Programs. For the nine-month period ended September 30, 1996, the Company's Captive Program generated a volume of 11,160 Contracts, which represents 45.1% of the Contracts purchased during the period.

     Affinity Program. In its Affinity Program, the Company enters into an agreement with an independent entity (the 'Affinity'), which typically lends to consumers with 'A' and 'B' credit. Under this program, the Affinity originates, through its Dealer relationships, Loan and Lease Contracts that do not meet its own underwriting guidelines but may satisfy the Company's underwriting guidelines. The Company has the right of first refusal to purchase such Contracts. The Affinity submits such Loan and Lease applications and the Company applies its underwriting guidelines and procedures to determine whether to approve or decline the application. Upon approval, the Company purchases the Contract. The purpose of this program is primarily to develop strategic relationships with third party financing sources that do not otherwise finance consumers with non-prime credit.

     The Company currently has three Affinity relationships. One of the relationships is with GECAL, an affiliate of GECC. In July 1995, the Company entered into a two-year agreement, automatically renewable for successive one-year periods thereafter, under which the Company is given the opportunity to evaluate all applications that do not meet GECAL's underwriting criteria. The Company, utilizing its underwriting guidelines, then approves or declines the submissions. While not an exclusive arrangement, management believes that the Company continues to be the only non-prime company operating this program with GECAL in the Southeast. The program currently includes all of GECAL's dealers in Florida and the Company is in the process of initiating the program in North Carolina, South Carolina and Tennessee, with the long-term plan of establishing the program in the entire Southeast region during fiscal 1997. The Company anticipates that the relationship with GECAL will give it access to GECAL's network of 1,500 dealerships in 11 Southeastern states with minimal increases in sales and marketing costs.

     For the nine-month period ended September 30, 1996, theAffinity Program generated a volume of 903 Contracts, which represented 3.5% of the Contracts purchased during the period.

     Correspondent Program. In its Correspondent Program, the Company enters into an agreement with an independent entity (the 'Correspondent') whereby the Correspondent originates, through its Dealer relationships, Loan Contracts that the Correspondent believes would satisfy the Company's underwriting guidelines;

but the Company does not have the right of first refusal to purchase such Contracts. Under this program, the Correspondent submits loan and lease applications which it believes would satisfy the Company's underwriting guidelines. The Company applies its underwriting guidelines and procedures to determine whether to approve or decline the application. Upon approval, the Company purchases the Contract.

     The Company currently has four Correspondent relationships. During the nine-month period ended September 30, 1996, the Correspondent Program generated a volume of 564 Contracts, which represented 2.2% of the Contracts purchased during the period.

     Recourse Program. In its Recourse Program, the Company enters into an arrangement with an independent entity (the 'Originating Entity') that originates, through its Dealer relationships, Loan Contracts that meet pre-established credit criteria; and the Company purchases such Contracts with full recourse to the Originating Entity. The Company accounts for the arrangement as a financing to the Originating Entity. Under this program, the Originating Entity submits the Contracts and the Company verifies that each Contract meets the pre-established credit criteria prior to the purchase of such Contract. The Company purchases the Contracts typically at 60% to 70% of the principal amount of the Contracts. The pre-established credit criteria generally relate to 'D' credit borrowers.

     The Company currently has two Recourse relationships, which include a finance company and a large used-car dealer. Management believes that the Recourse Program offers the Company the opportunity to purchase Contracts outside its 'C' credit target market and, at the same time, to mitigate the credit risk through a large discount and full recourse. The advance rate is determined based upon, among other factors, the credit of the Originating Entity and the value of the underlying collateral. For the nine-month period ended September 30, 1996, the Recourse Program generated a volume of 3,928 Contracts, which represented 15.2% of the Contracts purchased during the period.

     Wholesale Program. The Company engages in opportunistic purchases of portfolios of Loan Contracts that meet the Company's underwriting guidelines and Contract documentation requirements. The Company purchases such portfolios at a discount and subject to verification that: (i) a sample of the Contracts, typically 10% to 15% of the portfolio, complies with the Company's underwriting guidelines; and (ii) each Loan Contract in the portfolio satisfies the documentation requirements of the Company.

     For the nine-month period ended September 30, 1996, the Company purchased one $15 million portfolio of Contracts as part of its Wholesale Program.

  Underwriting

     The Company evaluates and purchases Loan and Lease Contracts in accordance with its underwriting guidelines and procedures. The underwriting guidelines focus on balancing the credit risk of the borrower or lessee with the adequacy of the vehicle as collateral, as well as the purchase price of the Contract on a case by case basis. The underwriting procedure focuses upon ensuring the compliance of the Contract with the underwriting guidelines, the completeness of the documentation required for the Contract and the timely response of the Company's decision to the entity submitting the Contract (the 'Originator').

     Underwriting Guidelines. The Company's basic criteria for assessing credit risk takes into account principally the following factors: (i) Stability: the applicant's history with regard to his or her residency, occupation and employment; (ii) Credit History: the applicant's history with regard to timely payments on his or her past and present obligations, defaults, bankruptcies and repossessions; (iii) Affordability: a monthly debt service-to-gross income ratio test not to exceed 50%, and monthly payment not to exceed 20% of the monthly gross income; (iv) Risk Exposure: the ratio of the principal amount of the Contract net of the purchase discount and the administration fee to the market value of the vehicle; and (v) Downpayment: the downpayment on the vehicle, which is generally a minimum of 10% of the vehicle's sale price. The Company's underwriting guidelines also incorporate certain criteria for the vehicle underlying the Loan or Lease Contract, the maximum term of the Loan or Lease Contract and the level of discount and administration fee required for the purchase of such Contract.

     Management believes that gradations exist with respect to the credit profiles of non-prime consumers in the automobile finance market according to the above generalized factors. The Company's underwriting guidelines provide for four tiers of credit profiles: Tier I, Tier II, Tier III and Tier IV (the 'Multi-tier Underwriting Guidelines'). Management believes that its Tier I and Tier II credits correspond to the 'B' credit segment and Tier III and Tier IV correspond to the 'C' credit segment of the automobile finance market. Consumers who do not meet the profile of a Tier IV credit are classified by the Company as consumers with 'D' credit. While such gradations are by nature inexact, the Company primarily focuses on the 'C' credit segment of the automobile finance market. Furthermore, the Company believes that its Multi-tier Underwriting Guidelines provide a greater degree of specificity to the Originator than its competition in assessing the credit risk of, and developing the financing terms for, the applicant, enhancing the rapid execution of the transaction for the Originator and enabling the Originator to provide improved service to its customers.

     As of September 30, 1996, the Company's servicing portfolio of Loan Contracts (excluding the Recourse Program) consisted of approximately 2% Tier I and Tier II combined, 18% Tier III and 80% Tier IV, and Lease Contracts consisted of approximately 6% Tier I and Tier II combined, 48% Tier III and 46% Tier IV.

     Underwriting Procedure. The Company has an underwriting department with an underwriting staff, which is organized into teams based upon geographic regions. Each team consists of a processor, credit analyst, funder and senior funder. Management believes that this regional team approach promotes efficient communication and expedites the underwriting process, giving the Company a competitive edge while maintaining consistent underwriting performance. As geographic expansion requires, the Company intends to establish full service regional centers, which will include an underwriting department. The underwriting procedure consists of three steps: Step I -- Application Processing, Step II -- Credit Review and Step III -- Contract Funding, as described below.

     STEP I -- Application Processing: Upon receipt of an application from an Originator, the processor enters the information into the Company's computer system, which automatically provides for the tracking and processing of the application. The application sets forth, among other things, the applicant's income, liabilities, credit and employment history, proposed downpayment and a description of the vehicle. Simultaneously with the processing of the application, the processor obtains credit reports from Equifax and TRW through its computer system, and immediately proceeds to: (i) verify the employment of the applicant and his or her spouse/co-signer, if applicable, with their respective employers; (ii) verify credit references, if applicable; (iii) verify current residence and duration of current and past residence; (iv) verify and evaluate the value of the vehicle as collateral through the use of the 'Black Book' or NADA Book, as appropriate; and (v) review a budget screen automatically produced by the computer system, which estimates funds the applicant will have available for paying his or her monthly payment. Once this process is completed, the application is passed on-line to the team's credit analyst.

     STEP II -- Credit Review: The credit analyst reviews the application and evaluates the applicant's credit risk with respect to the Company's Multi-tier Underwriting Guidelines. Regardless of the decision on the application, the credit analyst will promptly respond to the Originator, typically within two to four hours of receipt of the application, indicating that the application is approved with or without stipulations, or declined. If the application is declined, the credit analyst will give a detailed explanation as to what circumstances dictated the rejection of the application and what, if any, changes could be made in order to make a subsequent application more likely to be approved. Typical items that the Company might require to be amended include proving additional income, requiring a co-applicant, amending the length of the proposed term, requiring additional downpayment, substantiating credit information and requiring proof of the resolution of certain credit deficiencies as noted on the customer's credit history. Approximately 44% of applications are approved or conditionally approved, of which approximately 25% are ultimately funded. Management believes that this direct contact between the credit analyst and the Originator and the development of a relationship over time results in a better understanding by the Originator of the underwriting guidelines and leads to more accurate pre-screening by the Originator of applicants and higher approval rates of Contracts.

     STEP III -- Contract Funding: If the credit analyst approves the application, the Originator provides a funding package to the Company, which includes legal documentation and the credit information. Upon receipt by the Company, the funding package is referred to the team's funder. At that time, all information concerning the funding package, including both legal documentation and credit are reverified by the funder. Any deficiencies are noted and the

Originator is advised. The funder works directly with the Originator to complete the funding package. While the funding package is being processed, the team's interviewer conducts a customer telephone interview with the applicant to verify the information provided in the application and the funding package. The telephone interview with the applicant typically concentrates on verifying the downpayment, the monthly payment amount, the payment due date, the Dealer add-ons, and the make, model and mileage of the vehicle. If there are any discrepancies, the file is referred back to the credit analyst who then contacts the Originator and/or the applicant to see if the discrepancy is capable of being resolved. If the problem is not capable of being resolved, the application is terminated.

     Prior to final approval for funding the Contract, the computer system automatically verifies the Contract information, such as the APR, verifies the proceeds to be distributed to the Originator and alerts the funder to any discrepancies between the calculations automatically performed by the computer system and the information included in the funding package. Prior to issuance of a check to the Originator, the team's senior funder reviews the entire funding package including any discrepancies between the computer analysis and the funding package, verifies the completeness of the legal and credit documentation, confirms that the applicant has adequate insurance as verified by NIS (see 'NAL Insurance Services, Inc.') and that the telephone interview was successfully completed. After approval by the senior funder, the Contract is referred to the accounting department and the funds are delivered to the Originator by check or wire transfer. The Company typically funds within 24 hours of receipt of a properly completed funding package.

     Underwriting for Origination Programs. The Company applies the Mutli-tier Underwriting Guidelines to each of the Origination Programs, except in the case of the Recourse Program. The underwriting and pricing guidelines for the Recourse Program are pre-agreed upon between the Originator of the Contracts under this program and the Company. The terms of the Contract are based upon, among other factors, the credit history of the borrower or lessee and the value of the underlying collateral. The Company also applies its underwriting procedure to each of the Origination Programs as appropriate, except in the case of the Wholesale Program. The underwriting procedure for the Wholesale Program involves evaluating the overall quality of the portfolio for compliance with the Company's underwriting guidelines based upon a sample review of generally 10% to 15% of the Contracts in the portfolio prior to purchase. In addition, the Company conducts a documentation review of each Contract in the portfolio for accuracy and completeness prior to purchasing the portfolio.

     SFI, a Captive Program participant, applies the Company's underwriting guidelines and procedures from application to the preparation of the funding package through its independent staff of 22 processors, credit analysts, funders and senior funders. Prior to purchase, the Company verifies that the Contract meets its underwriting guidelines and conducts the customer telephone interview.


  Quality Control

     The Company's quality control group conducts a post-funding credit review of its Contracts on a monthly basis. The staff reviews all of the Contract files for completeness of documentation. The staff also conducts a credit review of approximately 15% to 20% of the Contracts purchased each month to determine whether the Contracts comply with the Company's underwriting guidelines and procedures and records the nature and frequency of all exceptions that were approved. In the event that a Contract contains unapproved exceptions to the Company's underwriting guidelines, it is referred to management for resolution. The quality control group also performs a monthly trend analysis to determine whether any adjustments should be made to the Company's underwriting guidelines based upon recurring approved exceptions and the performance of Contracts with these exceptions.

  Asset Servicing and Collections

     The Company has a servicing and collections operation that utilizes experienced staff and computer technology and software tailored to the Company's specific needs. Servicing and collections functions are organized into departments, which consist principally of Customer Service, Collections, Repossession, Asset Management and Disposition, and Asset Recovery. To minimize losses and delinquencies, the Company: (i) employs pro-active collection policies and procedures based upon each collector managing the contract from origination to settlement; (ii) manages the accounts based upon geographic regions; (iii) employs experienced personnel with proven expertise whose performance is continuously evaluated and rewarded based upon performance of the Contracts serviced; and (iv) utilizes servicing and collection specialists to provide technical expertise as required to address specific circumstances.

     Customer Service. The Company's customer service department is responsible for resolving customer problems, quoting customer pay-off amounts, arranging substitutions of collateral, re-leasing vehicles at lease-end and processing customer payments.

     The Company also uses its customer service department to enhance the efficiency of its account management by routing all incoming calls through the collection department. Management believes that this procedure promotes efficient account management through continuous updating of information prior to the provision of other services to the customer. The Company facilitates collections from customers by using Western Union 'Quick Collect,' which allows a customer to make payments at numerous locations. The Company also accepts walk-in payments. However, any delinquent customer making a walk-in payment must be interviewed by a collector.

     Collections. The collectors are organized into five regions consisting of South Florida, North Florida, East Coast states, Central states and West Coast states. Within each region, the collectors are organized into teams of four, which include three collectors and a team leader. Management believes that this regional team approach enables the Company to identify and efficiently tailor its servicing and collection activities to each region, and permits accounts to be monitored more closely by management, thereby enhancing collector performance and minimizing delinquencies and losses. The collections staff has 54 persons, including collectors and collection specialists, and management. As the volume of Contracts increases, the Company continues to expand to maintain its collection and servicing staff at a level that provides for approximately one collector for every 500 Contracts serviced. As geographic expansion requires, the Company intends to establish full service regional centers, which will include asset servicing and collections departments. The Company is in the process of opening regional centers in Orlando, Florida and Atlanta, Georgia. See 'Facilities.'

     Collection Procedures. The collections staff uses its management information systems to process and track the accounts in order to ensure that data is immediately available for continuous evaluation and collection of accounts. See 'Management Information Systems.' Within 24 hours of a delinquency, a collector will telephone the customer to resolve the delinquency. If the collector fails to reach the customer, the collector attempts to contact the customer by calling the customer's employers and credit references. If the delinquency is not resolved, the collector will send demand letters as appropriate. The Company's policy permits Contracts to be extended or revised payment schedules to be made no more than once a year on a case-by-case basis, as determined by its collection supervisors. In the event that the delinquency cannot be resolved, the collector typically recommends repossession within 45 days. Authorization for repossession typically requires the approval of the collector, the team leader and the team supervisor. Management believes that this team approach prevents premature repossession and prevents the collector from improving the delinquency experience of his or her accounts through repossession by terminating his or her responsibility for the account. Accounts that are approved for repossession are turned over to outside agencies for repossession. Repossession is typically accomplished within 72 hours of repossession approval and the vehicle is assigned to the Company's asset management staff. See 'Asset Management and Disposition.'

     Collector Training and Incentives. The Company's servicing and collection program emphasizes continuous evaluation and training of its collection staff; and a compensation system for collectors, supervisors and managers that rewards efficient management of the accounts through salary and bonuses. Management believes that this incentive compensation system motivates employees to effectively manage accounts by increasing collections and minimizing delinquencies and losses.

     Collectors, supervisors and collection managers are continuously trained and evaluated. Team leaders audit approximately 15 to 20 accounts of each collector on his or her team per month. Supervisors are required to review an additional 20 accounts of each collector resulting in each collector having approximately 40 accounts per month audited by management. Each account is audited for compliance with the Company's servicing and collection policies and performance in order to ensure that the accounts are in compliance with the Company's goals and objectives relating to delinquencies, repossessions and losses. All team members are required to attend classes held at the Company and outside seminars provided by credit bureaus and collection agencies. Each collector also participates in the Company's cross-training program which requires rotating through the Company's other departments to continually educate the collector on the Company's operations. In addition, the Company utilizes the experience of its collectors through a policy of promoting from within the Company whereby collectors have the opportunity to be promoted from the Collections Department to other areas of the Company's operations.

     The performance of each collector's accounts is available on a daily basis. The performance and compensation of the collector is evaluated on a monthly basis. The evaluations and the bonus program are based upon a rating system that encompasses individual delinquency rates, team delinquency rates, the delinquency mix, the repossession rate and the volume of calls handled. Management believes that the bonus program provides the collector with an incentive to manage his or her accounts more efficiently.

     Collection Specialists. The Company supports its collection teams by providing collection specialists in the areas of bankruptcy, insurance claims, skip-tracing and repossession. In the event that an account involves bankruptcy issues, insurance issues, skip-tracing or repossession, the account remains the responsibility of the collector, and a collection specialist in the relevant area works with the collector providing technical expertise in order to use efficiently the collectors' time, maximize collections and minimize delinquency and loss. The collector does not relinquish care, control or custody of the account until the account is terminated by payment in full, repossession or is charged-off and assigned to the asset recovery department. Management believes that the origination to settlement servicing approach provides continuity and enhances accountability of the collector for the performance of the accounts serviced, rather than a 'roll-up' approach that routes the account to different collectors as the account ages.

     Repossession. The Company's repossession department is responsible for making a final attempt to collect the delinquent account, skip tracing and assigning the account to an approved repossession agent. The department is also responsible for following up on delivery of the repossessed vehicle, coordinating all customer redemptions of repossessed vehicles and maintaining files on repossession agents, including proof of licenses, bonding and insurance.

     Asset Management and Disposition. When a vehicle is repossessed and not redeemed by the customer in the prescribed time, or the vehicle is returned at the end of a lease, the vehicle is assigned to the asset management department for disposal. The vehicles are reviewed by management at the time of repossession or return and at that time written down to their net realizable value and a determination is made of the appropriate disposition channel. The vehicle is typically: (i) disposed of at wholesale auctions; (ii) remarketed on a wholesale basis through PCSF; (iii) remarketed on a retail basis through PCSF; or (iv) remarketed on a retail basis through the JDBR Franchise. See 'Related Businesses.' During 1996, the Company hired a staff of auction representatives to monitor the disposal of vehicles at the used car auctions. These representatives seek to maximize the amount realized on the vehicles through:
(i) inspecting the vehicles for reimbursable insurance damage; (ii) setting auction price floors; and (iii) enforcing proper auction procedures. The

Company's auction representatives have significantly improved sales prices on its vehicles.

     Asset Recovery. The asset recovery department uses collection specialists to collect on any loss the Company may incur on an account. Losses may occur in several ways, including: (i) proceeds received upon liquidation of the asset are less than the customer's balance on the account and liquidation costs; (ii) the amount of insurance pay-off or settlement is less than the customer's balance on the account, and (iii) delinquent accounts are charged-off upon 150-days delinquency. These balances are collected by various means, including: (i) lump-sum settlement with the customer; (ii) reduced payment plans; or (iii) referral to a collection agency or an attorney for action, including wage garnishment, judgment and asset searches. Any amount received after a contract has been charged off is recorded as a recovery. For the nine months ended September 30, 1996, the Company's recoveries resulted in an annualized net charge-off percentage of 6.46% in comparison to an annualized gross charge-off percentage of 9.00%.

  Management Information Systems

     The Company employs information systems, including computer software programs and a Voice Information Management System, which enable it to manage more effectively its business activities. The Company's software programs, which have been specifically modified for the Company, operate on a local area and wide area network. The Company's COIN system expedites elements of the contract purchase process, including entry and verification of credit application data, credit analysis, communication to Dealers of credit decisions, contract purchases, and contract-related cash disbursements. The Company's LeaseTek system facilitates elements of asset servicing and management, including monitoring account activities and maintaining customer contact, expediting collection and referring delinquent accounts for repossession. The Company's Voice Information Management System, through continuous routing of incoming calls, maximizes the efficiency of the Company's asset servicing and collections department.

     These systems also provide functions that increase productivity, such as computer faxing of credit decisions, automatic credit bureau retrieval, automatic retrieval of NADA and 'Black Book' values for financed vehicles, on-line inquiry for all Contract information to aid in collections, verification, processing, tracking and solicitation, as applicable, of insurance and related products. These systems provide for the prompt collection and retrieval of data concerning the composition of the receivables portfolio, the characteristics and performance status of the underlying receivables and other information necessary for management to increase Contract volume, maximize Contract performance, evaluate and manage personnel and minimize delinquency and losses.

     Management believes that it has adequate information systems in place to permit significant growth in the volume of Contracts processed without any near-term material additional investments.

To increase productivity through automation, the Company is currently evaluating enhancements to its systems.

Related Businesses

     The Company continues to develop its related businesses consisting of NIS, which offers insurance services and products, and PCSF, which principally remarkets repossessed and off-lease vehicles. Management believes that these businesses increase the efficiency of purchasing Loan and Lease Contracts and provide independent sources of revenue to the Company.

  NAL Insurance Services, Inc.

     The Company's wholly-owned subsidiary, NIS, is a full service insurance agency selling a variety of insurance and related products to the Dealers as well as to the Company's customers. The staff of NIS consists of 10 persons. The staff uses specialized computer software to verify insurance in connection with the Company's underwriting of Contracts, to track cancellation of existing insurance policies and to solicit insurance and related products. See 'Management Information Systems.' Management believes that these insurance and related products complement its core business, and enhance the Company's relationship with its Dealers by enabling the Dealers to better service their customers.

     Management believes that these products, which are as described below, enhance its ability to provide a 'one-stop shop' service to the Dealer and thereby increase the efficiency of the Company's purchase of Loan and Lease Contracts while establishing an additional revenue source. In 1995, NIS generated revenues of $548,000 and for the nine-month period ended September 30, 1996, NIS generated revenues of $1.1 million.

     GAP Plan. The Company offers its customers an opportunity to participate in the Company's guaranteed auto protection ('GAP') plan, a non-insurance product. In the event of an insurance loss, the GAP plan pays the Company the difference between the actual cash value protection afforded by the insurer and the customer balance due the Company. The Company's risk in these transactions is eliminated through reinsurance. The Company pays a flat premium per contract to unaffiliated major insurers to reinsure this risk. The Company also pays the Dealer a commission for each plan sold.

     Primary Auto Insurance. As part of the Company's underwriting procedures, NIS verifies the existence of insurance prior to funding of the Contracts and also assures that the customer maintains adequate primary auto insurance during the term of the Contract. The Company solicits sales of primary auto insurance policies through brochures distributed to Dealers, on-site training for Dealers and through Dealer personnel. However, the majority of the Company's sales of primary auto insurance policies result from the cancellation of a customer's existing insurance policy, which the Company tracks through its computer system.

     Collateral Protection Insurance. If a customer does not continue to carry primary auto insurance, the Company is authorized under the Loan or Lease Contract to provide Collateral Protection Insurance ('CPI') upon notice of cancellation of the existing insurance of the customer. CPI provides coverage for the actual cash value of the vehicle in the event of physical damages to the vehicle up to a total loss, which typically averages 84% of the loan balance. Payments are automatically included in the monthly car payment on the customer's contract for which the Company receives a 15% commission on each policy.

     Extended Warranty. NIS also offers an extended warranty policy to its customers directly or through Dealers. The extended warranty covers the customer for repairs on their used vehicle where the manufacturer's warranty has expired. Typically, an extended warranty covers the vehicle for an additional 12 months or 12,000 miles, or for 24 months or 24,000 miles. NIS receives a commission on all extended warranty policies sold.

     Company Insurance Services. NIS provides the Company with internal insurance services, such as workers compensation, employee dental and health insurance, contingent and excess liability insurance coverage required in connection with the Company's leasing operation, key employee life insurance, and liability and casualty insurance. Management believes that by purchasing these insurance products through NIS, the Company meets its insurance needs and recoups commissions that would otherwise be paid in connection with such products.

  Performance Cars of South Florida, Inc.

     The Company conducts a vehicle remarketing operation through PCSF, a wholly-owned subsidiary, and its JDBR Franchise at a retail sales facility located in Palm Beach County, Florida. The staff of PCSF and the JDBR Franchise consists of 22 persons, including senior management with an average of over 40 years of experience in the retail automobile business. The Company commenced this remarketing operation principally as a means of providing a more cost-effective method of remarketing some of the Company's repossessed and off-lease vehicles. PCSF operates the JDBR Franchise, pursuant to which the Company licenses the J.D. Byrider name, trademarks and business system. This franchise provides national brand name recognition, national advertising, comprehensive operative systems, ongoing franchise support, as well as employee and management training in the JDBR system.

     Sales at the facility are conducted through either the JDBR Franchise or directly through PCSF based upon the model, condition, age and mileage of the vehicle. Some of the vehicles sold by the JDBR Franchise are financed through its affiliate, Car Now Acceptance Corporation. Typically, less than 10% of the vehicles sold by PCSF, independent of the JDBR Franchise, are financed through the Company. Management believes that remarketing vehicles through PCSF offers several advantages over wholesale auctions (which historically has been the Company's principal method of disposing of vehicles), including the following:
(i) the vehicles receive an extended period of resale exposure, as the remarketing operation is open 7 days a week, as opposed to the limited period (typically 4 days) available at auctions; (ii) the vehicles are available for visible inspections for staff assessment rather than condition reports available from auctions; (iii) the vehicles may be resold at retail or wholesale instead of at wholesale through auctions; (iv) the staff has an opportunity to perform appearance and mechanical repairs at reduced prices; and (v) auction fees of approximately $300 per vehicle are not incurred. Management believes that PCSF provides a cost-effective alternative to wholesale disposition of vehicles at auction. The Company currently disposes of an average of 32% of its repossessed and off-lease vehicles through PCSF, including the JDBR Franchise. In addition to increasing the efficiency of the Company's Asset Management and Disposition Department, PCSF, and in particular the JDBR Franchise, has been an additional source of revenue to the Company. For the period commencing January 1996 and ending September 30, 1996, PCSF generated revenues of $971,000.

     As the Company's Contract volume increases, it plans to open additional PCSF sites with JDBR Franchises based on any resulting geographic concentration. Currently, the Company's management anticipates opening a PCSF site with a JDBR Franchise in Orlando, Florida. However, there can be no assurances to that effect. Management believes that the used car market is an expanding market and offers the Company an opportunity to further the growth of its JDBR Franchise, increase the recovery on its vehicles and obtain additional sources of revenue for the Company.

GOVERNMENT REGULATION

     The Company and the origination sources are subject to regulation and licensing under various federal, state and local statutes, regulations and ordinances. Most states in which the Company operates: (i) require the Company and/or the origination sources to obtain and maintain certain licenses and qualifications; (ii) limit the interest rate and other charges that may be imposed by, or prescribe certain other terms of, the Contracts that the Company purchases; (iii) regulate the sale and type of insurance products offered by the Company and the insurers for which it acts as agent; (iv) require the Company and/or the origination sources to provide specified disclosures; and (v) define the Company's rights to repossess and sell collateral. The Company's agreement with its origination sources provides that the origination source must indemnify the Company with respect to any loss or expense the

Company incurs as a result of violations by the origination source of any federal, state or local consumer credit and insurance laws, regulations or ordinances.

     The Company is subject to numerous federal laws, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act and the rules and regulations promulgated thereunder, and certain rules of the Federal Trade Commission. These laws require the Company to provide certain disclosures to applicants, prohibit misleading advertising and protect against discriminatory financing or unfair credit practices. The Truth in Lending Act and Regulation Z promulgated thereunder require disclosure of, among other things, the terms of repayment, the final maturity, the amount financed, the total finance charge and the annual percentage rate charged on each retail installment contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants (including retail installment contract obligors) on the basis of race, color, sex, age or marital status. Under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires the Company to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. The rules of the Federal Trade Commission limit the types of property a creditor may accept as collateral to secure a consumer loan and its holder-in-due-course rules provide for the preservation of the consumer's claims and defenses when a consumer obligation is assigned to a subject holder. With respect to used vehicles specifically, the Federal Trade Commission's Rule on Sale of Used Vehicles requires that all sellers of used vehicles prepare, complete and display a Buyer's Guide that explains any applicable warranty coverage for such vehicles. The Credit Practices Rule of the Federal Trade Commission imposes additional restrictions on loan provisions and credit practices.

     Certain of the states in which the Company operates prohibit Dealers from charging a finance charge in excess of statutory maximum rates. Finance charges include interest and any cash sale differential. The Company's agreements and other communications with Dealers stress the importance of the Dealers' compliance with all applicable laws and specifically prohibit the Dealer from agreeing to a cash sale differential. The Company's contractual agreements with Dealers obligate Dealers to comply with all applicable laws, and provide that each Dealer must indemnify the Company for any violation of law relating to a contract originated by the Dealer. Every borrower (as part of the standard financing documentation) currently is required to sign a written acknowledgment that (a) the borrower is aware, and approves, of the Dealer's intended sale of the contract at a discount to the Company, and (b) the borrower was not quoted a lower price for a cash purchase. Further, it is the Company's policy to terminate its relationship with any Dealer where the Company becomes aware of such incidents perpetrated either with the knowledge or tacit assent of the Dealer, or by more than one salesperson at a particular Dealer. Dealers are advised of this policy during the initial contacts with the Company's representatives before the first contract is purchased. As of September 30, 1996, no Dealer has been so terminated. To the knowledge of the Company, no action has been brought or is currently threatened or contemplated alleging that Dealers regularly charge cash sale differentials. Nevertheless, if it were determined that a material number of the Contracts involved violations of applicable lending laws by the Dealers, the Company's financial position could be materially adversely affected and a widespread pattern of violation by Dealers could have a material adverse effect on the Company's future prospects.

     In the event of default by a borrower on a contract, the Company is entitled to exercise the remedies of a secured party under the Uniform Commercial Code ('UCC'). The UCC remedies of a secured party include the right to repossession by self-help means, unless such means would constitute a breach of peace. Unless the borrower voluntarily surrenders a vehicle, self-help repossession by an independent repossession specialist engaged by the Company is usually employed by the Company when a borrower defaults. None of the states in which the Company presently does business has any law that would require the Company, in the absence of a probable breach of peace, to obtain a court order before it attempts to repossess a vehicle.


     In most jurisdictions, the UCC and other state laws require the secured party to provide the obligor with reasonable notice of the date, time and place of any public sale or the date after which any private sale of collateral may be held. Unless the obligor waives his rights after default, the obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid installments (less any required discount for prepayment) of the receivable plus reasonable expenses for repossessing, holding, and preparing the collateral for disposition and arranging for its sale, plus in some jurisdictions, reasonable attorney's fees, or in some states, by payment of delinquent installments. Repossessed vehicles are generally resold by the Company through wholesale auctions or remarketed through PCSF or its JDBR Franchise.

     Management believes that it is in compliance with all applicable laws and regulations. The Company maintains an internal compliance staff to review and inform management of changes in applicable law and to act as liaison between the Company and the various attorneys it has retained in each of the states in which it conducts business.

EMPLOYEES

     The Company employs personnel experienced in all areas of loan origination, documentation, collection, administration and securitization. As of September 30, 1996, the Company had 445 full-time employees.

FACILITIES

     The Company's executive offices and operations occupy approximately 37,183 square feet of leased office space in The Uptown Office Park at 500 Cypress Creek Road West, Suite 590, Fort Lauderdale, Florida, for which the Company pays an aggregate of $72,200 of base rent and common area maintenance per month pursuant to four leases, with annual increases of approximately 5%. The leases expire in 2002.

     The Company's lease agreements offer rights of first refusal on available space adjacent to the original offices, which the Company has used to accommodate the staff required for continued growth. There can be no assurance that any additional space will be available on terms favorable to the Company. Management believes that the Company's facilities are appropriate for its needs.

     The Company leases approximately 8,825 square feet of office space in Orlando, Florida, which the Company intends to use as a regional office. The Company pays $5,661 per month pursuant to a fifteen-year lease that expires in October 2011.

     The Company leases approximately 800 square feet of office space in Atlanta, Georgia, which the Company intends to use as a temporary regional office. The Company pays $4,779 per month for a six-month lease that expires in February 1997.


     The Company through PCSF leases a used car lot in Palm Beach County, Florida at a base rent of $11,600 per month. The lease expires on December 31, 2000. See 'Related Businesses -- Performance Cars of South Florida, Inc.'

LEGAL PROCEEDINGS

     The Company is currently not a party to any material litigation, although it is involved from time to time in routine litigation incident to its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The present members of the Board of Directors and executive officers, their respective ages and positions with the Company are set forth below:

NAME                       AGE             POSITIONS WITH THE COMPANY
-------------------------  ---  ------------------------------------------------
Robert R. Bartolini......  52   Chairman of the Board, President and Chief
                                Executive Officer of NAL; Chairman and Chief
                                Executive Officer of NAC

John T. Schaeffer........  50   Director and Executive Vice President of NAL;
                                Director, President and Chief Operating Officer
                                of NAC

Robert J. Carlson........  41   Vice President and Principal Accounting Officer
                                of NAL and NAC

Dennis R. LaVigne........  52   Vice President and Treasurer of NAL and NAC

Ngaire E. Cuneo(1)(2)....  45   Director

James F. DeVoe(1)(2).....  52   Director

David R. Jones(1)(2).....  47   Director

------------------

(1) Member of Audit Committee.
(2) Member of Compensation Committee.

     The Company's Certificate of Incorporation provides for the division of the Board of Directors into three classes, with each class to be as nearly equal in number of directors as possible. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at the time are elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The terms of office expire as follows: Ms. Cuneo and Mr. DeVoe, 1997; Mr. Jones and Mr. Schaeffer, 1998; and Mr. Bartolini, 1999. See 'Description Of Securities -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws.'

     Officers are elected by, and serve at the discretion of, the Board of Directors. There are no family relationships among the directors or executive officers. In August 1995, the Company established an Audit Committee, and in May 1996, the Company established a Compensation Committee.


     The following is a summary of the business experience of the Company's directors and executive officers during the past five years and their directorships, if any, with companies with a class of securities registered with the Securities and Exchange Commission:

     Robert R. Bartolini. Mr. Bartolini has been Chairman and Chief Executive Officer of the Company since its inception in 1991 and became President in conjunction with the Merger in November 1994. Prior to founding NAL Financial Group Inc., he was President and Chief Operating Officer of Financial Federal Savings & Loan Association ('FinFed' -- Miami, Florida), a $1.8 billion mutual savings and loan. From 1984 to 1987, Mr. Bartolini was Executive Vice President at CenTrust Savings Bank, an $11 billion institution based in Miami, Florida, with 60 branches. Prior to 1984, Mr. Bartolini was with First Pennsylvania Bank, NA (assets of $6 billion; 75 branches), where he served as Senior Vice President. Mr. Bartolini serves as a member of the Board of Directors of J.D. Byrider Systems, Inc., from which the Company operates the JDBR Franchise.

     John T. Schaeffer. Mr. Schaeffer has been President and Chief Operating Officer of NAC since its inception. He became a director of the Company in conjunction with the Merger and became Executive Vice President in May 1996. Prior to joining the Company, Mr. Schaeffer was President and

Chief Operating Officer of FinancialFed Services, Inc., the automobile lease origination and servicing unit of FinFed. From 1986 through 1989, Mr. Schaeffer was Executive Vice President and Chief Operating Officer of CenTrust Leasing Corporation, the leasing unit of CenTrust Savings Bank, where he was responsible for the overall activities of the leasing subsidiary. Prior to 1986, he was with First Pennsylvania Bank, N.A., where he served as Vice President for 16 years.

     Robert J. Carlson. Mr. Carlson has been Vice President and Principal Accounting Officer of the Company since April 1992. Prior to joining the Company in 1992, Mr. Carlson served 4 years as Senior Vice President -- Controller of FinFed. Prior to 1992, he served as Senior Vice President and Chief Financial Officer of Miami Savings Bank, a $175 million asset savings institution in Miami, Florida. Mr. Carlson also served 3 years at CenTrust as Vice President -- Accounting Operations and Reporting, and 6 years as an auditor at Deloitte Haskins & Sells (now Deloitte & Touche LLP). He is a certified public accountant and holds a Bachelor of Science Degree in business administration from the University of Florida.

     Dennis R. LaVigne. Mr. LaVigne has been Vice President and Treasurer of the Company since August 1995. Mr. LaVigne has substantial experience in the automobile finance industry, having served as Senior Vice-President of Union Acceptance Corporation (an automobile finance company) from December 1993 to September 1994; an independent consultant to the industry from October 1994 to August 1995; and having previously served as Senior Vice President Asset/Liability Manager of Union Federal Savings Bank of Indianapolis from 1989 to December 1993. Prior to joining Union Federal, Mr. LaVigne held positions with Columbia Savings, a federal savings and loan association, from 1981 to 1989, including Senior Vice President, Chief Investment Officer, Treasurer and

Asset/Liability Committee Chairman. Mr. LaVigne holds a Ph.D. in economics from the University of Illinois.

     Ngaire E. Cuneo. Ms. Cuneo has been a director of the Company since April 1996. She has been Executive Vice President, Corporate Development of Conseco, Inc., a financial services holding company, since 1992. From 1986 to 1992, Ms. Cuneo was Senior Vice President and Corporate Officer of General Electric Capital Corporation. Ms. Cuneo is also a director of Conseco, Inc., Bankers Life Holding Corporation, American Life Holdings, Inc., American Life Holding Company and Duke Realty Investments, Inc. See 'Material Stockholder Arrangements.'

     James F. DeVoe. Mr. DeVoe has been a director of the Company since March 1996. He is the founder, Chief Executive Officer and Chairman of the Board of Directors of J.D. Byrider Systems, Inc. ('J.D. Byrider'), a used vehicle-operation franchisor since 1989 with 86 franchised and 4 company-owned locations in 28 states. The Company operates the JDBR Franchise as a franchisee of J.D. Byrider. Mr. DeVoe has been President and Chairman of the Board of DeVoe Chevrolet Cadillac, Inc., an automobile dealership, since 1975. Mr. DeVoe holds a Bachelor of Science Degree and a Masters Degree in business from Indiana University.

     David R. Jones. Mr. Jones has been a director of the Company since February 1996. He has been President and Chief Executive Officer of DR Jones Financial, Inc., a privately-held consulting firm since its formation in September 1995. Prior to forming DR Jones Financial, Inc., Mr. Jones was Senior Vice President -- Asset Backed Finance of Greenwich Capital Markets, Inc. from 1989 to 1995. Mr. Jones served as a Managing Director of The First Boston Corporation, an investment banking firm, from 1982 to 1989 and as Manager -- Product Development of General Electric Credit Corp., an asset-based lender and financial services company, from 1981 to 1982. Mr. Jones is a graduate of Harvard College and has a Masters Degree in business administration from The Amos Tuck School of Business Administration.

DIRECTORS' FEES

     The employee-directors of the Company receive no fees or other compensation in connection with their services as directors. Mr. Jones and Mr. DeVoe were each granted Warrants to purchase 20,000 shares of the Company's Common Stock in connection with joining the Board of Directors. See

'Stock Option Plans.' The non-employee directors each receive $1,000 for each meeting of the Board and any committee meeting attended in person and $500 for each meeting attended telephonically.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE


                                                                                  LONG-TERM COMPENSATION
                                                                             --------------------------------
                                                    ANNUAL COMPENSATION           AWARDS
                                                            (1)              ----------------      PAYOUTS
                                                   ----------------------       SECURITIES       ------------
                                                    SALARY       BONUS          UNDERLYING        ALL OTHER
NAME AND POSITION                          YEAR      ($)          ($)        OPTIONS/SARS (#)    COMPENSATION
----------------------------------------   ----    --------    ----------    ----------------    ------------
Robert R. Bartolini                        1995    $300,000    $        0          50,000(4)       $ 30,900(6)
  Chairman of the Board, President and     1994    $281,916    $  298,985          75,000(2)       $ 30,900(6)
  Chief Executive Officer of NAL;          1993    $250,000    $1,248,100               0          $ 30,900(6)
  Chairman and Chief Executive Officer
  of NAC

John T. Schaeffer                          1995    $160,000    $        0          25,000(4)       $ 10,300(6)
  Director and Executive Vice President    1994    $160,000    $        0          40,000(3)       $ 10,300(6)
  of NAL; President and Chief Operating    1993    $160,000    $  161,302               0          $ 10,300(6)
  Officer of NAC

Robert J. Carlson                          1995    $ 80,000    $        0          15,000(4)       $      0
  Vice President and Principal             1994    $ 74,231    $   86,015          15,000(3)       $      0
  Accounting Officer of NAL and NAC        1993    $ 72,500    $   18,124               0          $      0

Dennis R. LaVigne                          1995    $ 48,461    $        0          25,000(5)       $      0
  Vice President and Treasurer of NAL
  and NAC

------------------

(1) Based upon the fiscal years ended December 31, 1995, 1994, and 1993.
(2) Represents stock options granted as of December 15, 1994 pursuant to the Company's Amended and Restated 1994 Stock Option Plan (the '1994 Plan'), of which 66,666 options vest pro-rata over four years commencing January 1, 1996 and 8,334 options vest pro-rata over three years commencing January 1, 1996.
(3) Represents stock options granted as of December 15, 1994 pursuant to the 1994 Plan, which vest pro-rata over three years commencing January 1, 1996.
(4) Represents stock options granted as of December 6, 1995 pursuant to the 1994 Plan, which vest pro-rata over three years commencing January 1, 1997.
(5) Represents stock options granted as of December 6, 1995 pursuant to the 1994 Plan, which vest on December 6, 1998.
(6) Represents insurance premiums on whole life insurance policies paid by the Registrant for the benefit of the named executive officer.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS


                                           NUMBER OF          % OF TOTAL
                                           SECURITIES        OPTIONS/SARS        EXERCISE
                                           UNDERLYING         GRANTED TO            OR
                                          OPTIONS/SARS       EMPLOYEES IN       BASE PRICE       EXPIRATION
NAME                                      GRANTED (#)       FISCAL YEAR(1)      ($/SHARE)           DATE
----------------------------------------  ------------      ---------------     ----------    -----------------
Robert R. Bartolini                         50,000(2)(6)         15.22%         $ 16.50(7)      Dec. 6, 2005
  Chairman of the Board, President and
  Chief Executive Officer of NAL;
  Chairman and Chief Executive Officer
  of NAC

John T. Schaeffer                           25,000(3)(6)          7.61%         $ 15.00(7)      Dec. 6, 2005
  Director and Executive Vice President
  of NAL; President and Chief Operating
  Officer of NAC

Robert J. Carlson                           15,000(4)(6)          4.57%         $ 15.00(7)      Dec. 6, 2005
  Vice President and Principal
  Accounting Officer of NAL and NAC

Dennis R. LaVigne                           25,000(5)(6)          7.61%         $ 13.25(7)      Dec. 6, 2005
  Vice President and Treasurer of NAL
     and NAC

------------------

(1) Based upon the grant during the year ended December 31, 1995 of options to purchase an aggregate of 328,500 shares of Common Stock pursuant to the 1994 Plan.
(2) Represents non-qualified stock options granted as of December 6, 1995 pursuant to the 1994 Plan, which vest and become exercisable pro-rata over three years commencing January 1, 1997 and are subject, with respect to each one-third installment, to meeting a performance goal based on the Company's earnings.
(3) Represents 9,332 incentive stock options and 15,668 non-qualified stock options granted as of December 6, 1995 pursuant to the 1994 Plan, which vest and become exercisable pro-rata over three years commencing January 1, 1997 and are subject, with respect to each one-third installment, to meeting a performance goal based on the Company's earnings.
(4) Represents 14,332 incentive stock options and 668 non-qualified stock options granted as of December 6, 1995 pursuant to the 1994 Plan, which vest and become exercisable pro-rata over three years commencing January 1, 1997 and are subject, with respect to each one-third installment, to meeting a performance goal based on the Company's earnings.
(5) Represents 7,547 incentive stock options and 17,453 non-qualified stock options granted as of December 6, 1995 pursuant to the 1994 Plan, which vest and become exercisable on December 6, 1998.
(6) Each stock option includes tandem stock appreciation rights, which entitle the holder of the option to receive upon exercise shares of the Company's

    Common Stock with a fair market value on the date of exercise equal to the excess of the fair market value of the shares issuable upon exercise of the option as of the date of exercise over the exercise price. Exercise of a stock appreciation right results in the cancellation of the related option with respect to the same number of shares, and exercise of an option results in the cancellation of the related stock appreciation right with respect to the same number of shares.
(7) The closing price of the Company's Common Stock as of December 6, 1995 was $13.25 per share as reported on the Nasdaq National Market.

   AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
                                     VALUES

                               SHARES                        NUMBER OF SECURITIES               VALUE IF UNEXERCISED
                              ACQUIRED                      UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS/SARS AT
                                 ON          VALUE        OPTIONS/SARS AT FY-END (#)                 FY-END ($)
NAME                        EXERCISE (#)    REALIZED    EXERCISABLE/UNEXERCISABLE (1)      EXERCISABLE/UNEXERCISABLE (1)
-------------------------   ------------    --------    ------------------------------    --------------------------------
Robert R. Bartolini              -0-           -0-           19,445(E)/105,555(U)             $138,365(E)/$393,885(U)
  Chairman of the Board,
  President and Chief
  Executive Officer of
  NAL; Chairman and Chief
  Executive Officer of
  NAC
John T. Schaeffer                -0-           -0-            13,333(E)/51,667(U)              $101,731(E)/$203,469(U)
  Director and Executive
  Vice President of NAL;
  President and Chief
  Operating Officer of
  NAC
Robert J. Carlson                -0-           -0-             5,000(E)/25,000(U)                $38,150(E)/$76,300(U)
  Vice President and
  Principal Accounting
  Officer of NAL and NAC
Dennis R. LaVigne                -0-           -0-                 0(E)/25,000(U)                      $0(E)/$9,500(U)
  Vice President and
  Treasurer of NAL and
  NAC

------------------

(1) Based upon the closing price of the Company's Common Stock ($13.63 per share) as of December 29, 1995 on the Nasdaq National Market.

EMPLOYMENT ARRANGEMENTS


     Effective November 30, 1994, the Company entered into an employment agreement with Mr. Robert R. Bartolini. Such agreement, as subsequently amended, provides for a base salary of $300,000 per year together with discretionary bonuses, if any, to be declared by the Board of Directors. The agreement also provides for certain benefits, including vacation, life and disability insurance, use of an automobile and certain related expenses, certain other expenses and stock option plan participation, as well as a confidentiality agreement and a two-year noncompetition agreement in favor of the Company. This agreement provides for an initial term of 3 years and is annually renewable for successive three-year periods unless either Mr. Bartolini or the Company provides at least 60 days' notice of an intent not to renew. The agreement provides that the Company may terminate Mr. Bartolini's employment at any time with or without cause and that Mr. Bartolini may terminate the agreement upon written notice on the earlier of one year from the date of such notice or 90 days after his replacement is hired by the Company. If Mr. Bartolini's employment were to be terminated by the Company without cause, he generally would receive his base salary and benefits for the remainder of the term of the agreement. If he were to be terminated because substantially all of the assets of the Company are sold or a controlling interest in the Company is sold, Mr. Bartolini would receive an additional payment of 299% of his base salary unless the agreement is assumed by the buyer or Mr. Bartolini is offered substantially identical duties and compensation with the buyer for at least the remaining term of the agreement. Mr. Bartolini may not cause the agreement to terminate prior to three years from the date of the agreement.

STOCK OPTION PLANS

     The Company's Amended and Restated 1994 Stock Option Plan (the '1994 Plan') covers 1,000,000 shares of the Company's Common Stock. Under its terms, officers, directors, key employees and consultants of the Company are eligible to receive incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as well as non-qualified stock options and stock appreciation rights ('SARs'). The 1994 Plan is administered by the Board of Directors or a committee consisting of no less than three members designated by the Board of Directors. Incentive stock options granted under the 1994 Plan are exercisable for a period of up to 10 years from the date of grant and at an exercise price that is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the 1994 Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and the exercise price of an incentive stock option granted to such stockholder may not be less than 110% of the fair market value of the Common Stock on the date of the grant. Non-qualified stock options may be granted on terms determined by the Board of Directors or a committee designated by the Board of Directors. SARs, which give the holder the privilege of surrendering such rights for the appreciation in the Company's Common Stock between the time of grant and the surrender, may be granted on any terms determined by the Board of Directors or committee designated by the Board of Directors.


     Incentive stock options granted under the 1994 Plan are non-transferable, except upon death, by will or by operation of the laws of descent and distribution, and may be exercised during the employee's lifetime only by the optionee. There is no limit on the number of shares with respect to which options may be granted under the 1994 Plan to any participating employee. However, under the terms of the 1994 Plan, the aggregate fair market value (determined as of the date of grant) of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all such plans of the Company and any parent and subsidiary corporation of the Company) may not exceed $100,000.

     Options granted under the 1994 Plan may be exercised within 12 months after the date of an optionee's termination of employment by reason of his death or disability, or within three months after the date of termination by reason of retirement or voluntary termination approved by the Board of Directors, but only to the extent the option was otherwise exercisable at the date of termination.

     The 1994 Plan provides that, in general, the Board of Directors or the Administrative Committee of the 1994 Plan, shall, consistent with the Plan, determine the terms and conditions, including vesting provisions, of any option granted under the 1994 Plan, and may accelerate the exercisability of any option.

     The 1994 Plan will expire on November 1, 2004, unless terminated earlier by the Board of Directors. The 1994 Plan may be amended by the Board of Directors without stockholder approval, except that, in general, no amendment that increases the maximum aggregate number of shares that may be issued under the 1994 Plan, decreases the minimum exercise price of options provided under the Plan, or changes the class of employees who are eligible to participate in the 1994 Plan, shall be made without the approval of a majority of the stockholders of the Company.

     As of December 23, 1996, the Company had granted 579,500 options under the 1994 Plan, of which 524,166 options are outstanding. The outstanding options include 245,000 options granted to executive officers. See 'Options/SAR Grants in Last Fiscal Year Table.' The outstanding options do not include 65,000 options granted by the Company in connection with the exercise of the SFI purchase option. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     The Company's Directors' 1996 Stock Option Plan (the 'Directors' Plan') covers 250,000 shares of the Company's Common Stock and provides for the grant of non-qualified stock options and related SARs to the Company's non-employee directors. The Directors' Plan is administered by the Board of Directors or a committee appointed by the Board of Directors consisting of at least three of its members.

     Options are granted at the discretion of and on such terms and conditions as are determined by the Board of Directors at the time the option is granted. Options granted under the Directors' Plan are exercisable at such prices, times and in such amounts as the Board of Directors will determine but, in no case will the exercise price be less than the fair market value of a share of Common Stock on the date of grant. The Board of Directors may accelerate the date or dates on which some or all of the options outstanding under the Directors' Plan may be exercised.

     Options granted under the Directors' Plan are non-transferable except upon death, by will, or by operation of the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee, or in the case of the legal incapacity of the optionee, the optionee's legal representative.

     In the event a person ceases to be a director of the Company by reason other than death, incapacity or for cause, options granted under the Directors' Plan are exercisable only if and to the extent that they were exercisable on the date of such termination, only within the 30-day period following such termination and, in no event, after the expiration of the exercise period of the particular option. If a director is terminated for cause, as determined by the Board of Directors in its sole discretion, options granted under the Directors' Plan shall be forfeited. Upon the death or legal incapacity of a director, options previously granted under the Directors' Plan and exercisable on the date of death or incapacity, as applicable, may be exercised within twelve months after the date of death or in capacity, as applicable.

     The Directors' Plan was approved by the Board of Directors of the Company on November 20, 1996 and expires on November 20, 2006. The Directors' Plan may be altered, suspended or terminated by the Board of Directors at any time, provided that no change which would have a material adverse effect upon any option previously granted will be made unless the consent of the optionee is obtained. As of December 23, 1996, the Company had granted 20,000 options to each of Messrs. DeVoe and Jones under the Directors' Plan.

                              CERTAIN TRANSACTIONS

LOANS TO THE COMPANY

     Mr. Robert R. Bartolini, Chairman and Chief Executive Officer of the Company, has on occasion provided advances at market interest rates to the Company.

     In order to provide it with additional working capital, Mr. Bartolini advanced approximately $1.0 million to the Company on June 30, 1995 and later increased this amount to approximately $2.9 million during December 1995. The advance was repaid in full as of June 30, 1996. During November 1996, Mr. Bartolini provided advances totaling $2,413,869 to the Company, repayable on the earlier of February 18, 1997 and the completion of the Offering. These advances bear interest at a fixed rate of 11%. See 'Use of Proceeds.'


SALE OF PORTFOLIO TO EXECUTIVE OFFICER

     As of November 30, 1994, the Company sold a portfolio of 14 unsecured installment loans with a total principal balance of $1,055,000 to Mr. Bartolini, Chairman and Chief Executive Officer of the Company, in consideration for $590,965. This portfolio was part of a larger portfolio purchased by the Company in March 1994 from the Federal Deposit Insurance Corporation at a purchase price equal to 22.5% of principal balance. The purchase price paid by Mr. Bartolini was equal to 56% of principal balance which, in management's opinion, was the approximate fair market value of the loans determined from a review of the expected collectability of the loans. This price, which reduced a previously established liability owed by the Company to Mr. Bartolini for bonuses and dividends, was considered by the Company to be equal to the fair market value and was based on the estimated cash flows anticipated for the portfolio. The method used for estimating the cash flows was the same used by the Company in evaluating the fair value of all of its portfolio acquisitions.

TRANSACTION WITH AFFILIATE OF FORMER DIRECTOR

     Mr. Andrew Panzo was a member of the Company's Board of Directors from August 1995 until his resignation in March 1996. Following the Merger, American Maple Leaf Financial Corporation ('AMLF'), an affiliate of Mr. Panzo, rendered certain investment banking advisory services to the Company for which AMLF received 33,000 common stock purchase warrants. The Warrants permit the purchase of additional shares at an exercise price of $9.00 per share through the later of May 1996 or the registration of the underlying shares of Common Stock.

     During April 1995, AMLF purchased $1,200,000 principal amount of 9% Convertible Subordinated Debenture Units for an aggregate purchase price of $1,200,000. $810,000 principal amount of these Debenture Units, as well as the accrued interest due thereon, was converted into 95,692 shares of the Company's Common Stock during January 1996. The remaining principal amount of these Debenture Units ($390,000) was converted in April 1996.

SALE OF BOAT TO EXECUTIVE OFFICER

     In October 1994, the Company sold a repossessed boat to Mr. John T. Schaeffer, a director of NAL and President and Chief Operating Officer of NAC, in consideration for a note in the amount of $89,000, which bore interest at 10% per annum for a period of one year, and the offset by the Company of $21,000 payable to Mr. Schaeffer. The note was repaid prior to June 30, 1995. In management's opinion, the sale was at the approximate fair market value of the boat.

TRANSACTIONS WITH FORMER PRINCIPAL STOCKHOLDER

     In 1991, the Company entered into an agreement with FTM Holdings, Inc. ('FTM'), a former principal stockholder, to provide the Company with consulting and other business-related services. Under the agreement, the Company agreed to pay FTM $50,000 per month through March 1995. The payments for consulting services continued through May 1994, whereupon the Company made a lump sum settlement with FTM through a final payment of $475,000 under the agreement. This amount reflects a $75,000 discount from the cumulative payments required under the agreement. Including the lump sum settlement, payments of $675,000 were made to FTM in 1994. Payments of $600,000 were made to FTM in 1993.

     During 1994, the Company paid FTM $428,000 as a commission on the sale of certain loan portfolios.

     The Company previously subleased a portion of the space occupied by its headquarters at 500 Cypress Creek Road West, Fort Lauderdale, Florida from FTM. However, in January 1995, the Company entered into a lease directly with the landlord for such space. Thereafter, the Company entered into a sublease agreement with FTM, under which FTM subleased from the Company certain space that it previously leased directly from the landlord. The sub-lease was terminated on October 31, 1996.

PURCHASE OF SHARES OF COMMON STOCK

     In October 1993, Mr. Bartolini, Chairman and Chief Executive Officer of the Company, purchased 2,143 shares of the Company's Common Stock, representing all outstanding shares not previously owned by Mr. Bartolini or Mr. Schaeffer. Such purchase resulted in Mr. Bartolini owning 95% of the Company's Common Stock as of such date. Mr. Bartolini financed the entire purchase price of such shares through a loan from the Company, represented by a note in the amount of $2,034,638, which bore interest at 5% per annum and was reflected as a 'Note Receivable from a Stockholder' and as a reduction of Stockholders' equity on the Company's consolidated balance sheet as of December 31, 1993. In June 1994, the Company redeemed the 2,143 shares from Mr. Bartolini in consideration for canceling the note.

GRANT OF OPTIONS AND WARRANTS

     In December 1994 and December 1995, the Company granted certain options to purchase shares of the Company's Common Stock to executive officers under the Company's 1994 Plan. See 'Summary Compensation Table.' In conjunction with the appointment of Mr. Jones to the Board of Directors on February 5, 1996, the Company granted to him 20,000 Common Stock purchase warrants with an exercise price of $14.38 per share. In conjunction with the appointment of Mr. DeVoe to the Board of Directors on March 11, 1996, the Company granted to him 20,000 Common Stock purchase warrants with an exercise price of $11.50 per share. The options held by Messrs. DeVoe and Jones are covered by the Directors' Plan.

RELATIONSHIP WITH J.D. BYRIDER SYSTEMS, INC.

     Mr. Bartolini, Chairman and Chief Executive Officer of the Company, serves as a member of the Board of Directors of J.D. Byrider, from which the Company operates the JDBR Franchise. Mr. James F. DeVoe, a director of the Company, is the Chairman and Chief Executive Officer of J.D. Byrider.

TRAVEL SERVICES

     IYS Travel, Inc. ('IYS'), a travel agency of which the spouse of Mr. Robert

Bartolini is a principal stockholder, provides business and personal travel services to the Company and its employees at prevailing market prices. IYS receives customary industry commissions from airlines, hotels, and cruise agencies for services provided. During the years ended December 31, 1995 and 1994 and the nine months ended September 30, 1996, the Company paid IYS approximately $105,000, $84,000 and $133,000, respectively, for airline tickets booked by IYS for travel by the Company's employees at the prevailing prices charged by the airlines.

     During 1994, the Company advanced to IYS approximately $66,000 for payroll, which IYS subsequently repaid.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of December 23, 1996 and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock being offered hereby by: (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of any class of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the named executive officers; and
(iv) the Company's directors and executive officers as a group.

                                                SHARE BENEFICIALLY          SHARE BENEFICIALLY
                                                  OWNED PRIOR TO               OWNED AFTER
                                                   OFFERING(1)                 OFFERING(1)
                                              ----------------------      ----------------------
NAME AND ADDRESS                               NUMBER        PERCENT       NUMBER        PERCENT
-------------------------------------------   ---------      -------      ---------      -------
Robert R. Bartolini                           2,228,643(2)    30.25%      2,228,643       22.59%
  500 Cypress Creek Road West, Suite 590
  Fort Lauderdale, FL 33309
John T. Schaeffer                               302,913(3)     4.12%        302,913        3.07%
  500 Cypress Creek Road West, Suite 590
  Fort Lauderdale, FL 33309
Robert J. Carlson                                65,196(4)        *          65,196           *
  500 Cypress Creek Road West, Suite 590
  Fort Lauderdale, FL 33309
Dennis R. LaVigne                                    --(5)        *              --(5)        *
  500 Cypress Creek Road West, Suite 590
  Fort Lauderdale, FL 33309
Ngaire E. Cuneo                                      --(6)        *              --(6)        *
  745 Fifth Avenue, Suite 2700
  New York, NY 10151
James F. DeVoe                                       --(7)        *              --(7)        *
  5780 West 71st Street
  Indianapolis, IN 46278

David R. Jones                                       --(8)        *              --(8)        *
  2 Ocean Avenue
  Scituate, MA 02066-1624
Conseco, Inc.(9)(13)                          2,028,436       21.64%      2,028,436       17.08%
  11815 N. Pennsylvania Street
  P. O. Box 1911
  Carmel, IN 46032
Florence Karp(10)                             1,440,303(11)   16.39%      1,440,303       12.76%
  3418 Sansom Street
  Philadelphia, PA 19104
Merrill Lynch Asset Management(13)              729,167(12)    9.03%        729,167        6.89%
  800 Scudders Mill Road
  Plainsboro, NJ 08536
All Directors and Officers
  as a group (7 persons)                      2,596,752       35.16%      2,596,752       26.27%

------------------
   * Represents less than 1%

 (1) Except as otherwise indicated, includes total number of shares outstanding and the number of shares that each person has the right to acquire within 60 days through the exercise of options, warrants or debentures, pursuant to Item 403 of Regulation S-B and Rule 13d-3(d)(1), promulgated under the Exchange Act. Percentage of ownership is based on 7,347,367 shares of Common Stock outstanding prior to the Offering and 9,847,367 shares of Common Stock outstanding after the Offering.

 (2) Includes 1,640,000 shares held by Robert R. Bartolini and Marcia G. Bartolini, Co-Trustees of the Robert R. Bartolini Revocable Trust dated July 27, 1992, 210,000 shares of which are subject to options granted by Mr. Bartolini during May 1995. Also includes 305,176 shares presently held by English, McCaughan & O'Bryan, P.A. pursuant to the terms of the Voting Trust Agreement. See 'Material Voting Arrangements.' Includes 264,022 shares held by Marcia G. Bartolini and Robert R. Bartolini, Co-Trustees of the Marcia G. Bartolini Revocable Trust dated July 27, 1992. Does not include 50,000 shares owned beneficially by Edward M. Bartolini, the adult brother of Robert R. Bartolini. Also does not include 264,022 shares held by George Schnabel, Trustee of the Robert R. Bartolini and Marcia G. Bartolini Irrevocable Trust dated July 27, 1992. Includes vested Incentive Stock Options to purchase 19,445 shares of Common Stock granted in December 1994. Does not include Incentive Stock Options to purchase 105,555 shares of Common Stock granted in December 1994 and December 1995, which have not vested. See 'Summary Compensation Table.'

 (3) Includes 34,628 shares held by English McCaughan & O'Bryan, P.A. for the benefit of Mr. Schaeffer pursuant to the terms of the Voting Trust Agreement. See 'Material Voting Arrangements.' Includes 13,333 vested Incentive Stock Options granted to Mr. Schaeffer in December 1994. Does not include 51,667 vested Incentive Stock Options granted to Mr. Schaeffer in

     December 1994 and December 1995, which remain subject to vesting. Includes 4,952 shares held by Mr. Schaeffer's spouse. See 'Summary Compensation Table.'

 (4) Includes 60,196 shares held by English, McCaughan & O'Bryan, P.A. for the benefit of Mr. Carlson pursuant to the terms of the Voting Trust Agreement. See 'Material Voting Arrangements.' Includes 5,000 vested Incentive Stock Options granted to Mr. Carlson in December 1994. Does not include 25,000 Incentive Stock Options granted to Mr. Carlson in December 1994 and December 1995, which remain subject to vesting. See 'Summary Compensation Table.'

 (5) Does not include 25,000 Incentive Stock Options granted to Mr. LaVigne in December 1995, which remain subject to vesting. See 'Summary Compensation Table.'

 (6) Ms. Cuneo joined the Board of Directors effective April 23, 1996 in conjunction with the sale by the Company of certain Debentures. See 'Material Stockholder Arrangements.'

 (7) Does not include Warrants to purchase 20,000 shares of Common Stock at an exercise price of $11.50 per share granted to Mr. DeVoe in connection with his appointment as a director on March 11, 1996, which have not vested.

 (8) Does not include Warrants to purchase 20,000 shares of Common Stock at an exercise price of $14.38 per share granted to Mr. Jones in connection with his appointment as a director on February 5, 1996, which have not vested.

 (9) Represents 515,000 shares issuable upon the exercise of Warrants held by Conseco, Inc. Also includes 756,667 shares of Common Stock (666,667 shares representing principal and 90,000 shares representing interest at maturity) issuable upon conversion, if at all, of $5 million principal amount of Debentures held by Great American Reserve Insurance Company ('GARCO') and 756,666 shares of Common Stock (666,666 shares representing principal and 90,000 shares representing interest at maturity) issuable upon the conversion, if at all, of $5 million principal amount of Debentures held by Beneficial Standard Life Insurance Company ('BSLIC'). GARCO and BSLIC are wholly-owned subsidiaries of Conseco, Inc. (the 'Conseco Subsidiaries'). This table has been prepared assuming a fixed $7.50 conversion price for the Debentures. Additional shares may be issued to the holder upon conversion based on a conversion price equal to the lesser of: (i) $7.50 per share; and (ii) 80% of the closing bid price of the Company's Common Stock on the date of conversion.

(10) As custodian for Ms. Karp's minor grandchildren.

(11) Includes 103,333 shares of Common Stock. Also includes 625,000 shares of Common Stock issuable upon the exercise, if at all, of Warrants. Includes 711,970 shares of Common Stock (560,606 shares representing principal and 151,364 shares representing interest at maturity) issuable upon the conversion, if at all, of $5.5 million principal amount of Debentures. This table has been prepared assuming a fixed $9.00 conversion price for $3.0 million principal amount of the Debentures. Additional shares may be issued to the holder upon conversion based on a conversion price equal to the lesser of: (i) $9.00 per share; and (ii) 75% of the closing bid price of the Company's Common Stock on the date of conversion. If such Debentures were converted on the basis of a market price of $7.50, the Company would issue up to 253,956 additional shares of Common Stock.

(12) Represents 366,667 shares of Common Stock issuable upon conversion, if at all, of $2.75 million principal amount of Debentures and 34,375 shares of Common Stock issuable upon the exercise of Warrants held by Convertible Holdings, Inc. Also represents 300,000 shares of Common Stock issuable upon conversion, if at all, of $2.25 million principal amount of Debentures and 28,125 shares of Common Stock issuable upon the exercise of Warrants held by Merrill Lynch World Income Fund, Inc. Convertible Holdings, Inc. is advised by Merrill Lynch Asset Management, an investment adviser registered under the Investment Advisers Act of 1940 ('MLAM'). Merrill Lynch World Income Fund, Inc. is advised by Fund Asset Management, Inc., an investment adviser registered under the Investment Advisers Act of 1940 ('FAM'). FAM and MLAM are affiliates and both disclaim beneficial ownership of the Common Stock referred herein. This table has been prepared assuming a fixed $7.50 conversion price for the Debentures. Additional shares may be issued to the holder upon conversion based on a conversion price equal to the lesser of: (i) $7.50 per share; and (ii) 80% of the closing bid price of the Company's Common Stock on the date of conversion.

(13) In connection with the issuance of these Debentures and Warrants, the Company granted price protection to the holder(s) such that in the event the Company issues securities during the term of the Debentures and Warrants at an issuance price of less than $7.50 per share (the 'Issuance Price'), the conversion price of such Debentures and the exercise price of such Warrants would be reduced to the Issuance Price. This provision may result in the issuance of additional shares of Common Stock upon the conversion of the Debentures and a decrease in the proceeds to the Company upon the exercise of the Warrants. See 'Description of Securities -- Price Protection.'

MATERIAL VOTING ARRANGEMENTS

     Concurrent with the completion of the Merger in November 30, 1994, Messrs. Bartolini, Schaeffer and Carlson entered into a Voting Trust Agreement (the 'Voting Trust Agreement') pursuant to which 400,000 shares were placed in a voting trust. The Voting Trust Agreement provides that, on any matter requiring stockholder vote, the trustee will vote such shares in the same percentage as the other then issued and outstanding shares of Common Stock are voted. Such shares may be released from the Voting Trust Agreement pursuant to an earn-out formula under which for the years 1995, 1996 and 1997, 10,000 trust shares will be released for each $150,000 of cumulative net income after taxes of the Company up to $3,000,000 and 5,000 shares will be released for each $150,000 of cumulative net income after taxes in excess of $3,000,000, less the number of trust shares previously transferred to the stockholders under this formula. The trust shares will be released pro rata in accordance with the number of trust shares beneficially owned by each stockholder. As of September 30, 1996, all of the shares had been earned. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' If the shares are not released pursuant to the earn-out formula within three years, such shares will be canceled. The trustee under the Voting Trust Agreement is English, McCaughan & O'Bryan, P.A., counsel to the Company.

MATERIAL STOCKHOLDER ARRANGEMENTS

     In connection with the purchase of $10 million principal amount of Debentures in April 1996, the Conseco Subsidiaries are entitled to designate a nominee to the Company's Board of Directors and the Audit Committee of the Board of Directors pursuant to the terms of the agreements governing such Debentures. Ms. Ngaire E. Cuneo, an executive officer and director of Conseco and the Conseco Subsidiaries, is the designated nominee. Pursuant to these arrangements, Messrs. Bartolini and Schaeffer entered into a Stockholders' Agreement as of April 23, 1996 with the Company, pursuant to which they agreed to certain limitations upon the resale of their shares of Common Stock until October 1997.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, $0.15 par value per share, of which 7,347,367 are outstanding as of the date of this Prospectus.

     Holders of Common Stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of Common Stock have one vote for each share held of record and do not have cumulative voting rights.

     Holders of Common Stock are entitled upon liquidation of the Company to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     Within the limits and restrictions provided in the Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock (the 'Preferred Stock'), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. There are presently no shares of Preferred Stock outstanding.


     Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of the Company more difficult or time consuming. For example, shares of Preferred Stock could be issued with certain rights that might have the effect of diluting the percentage of Common Stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interest of the Company and its stockholders. This provision may be viewed as having possible anti-takeover effects. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices. The Board of Directors has not authorized the issuance of any series of Preferred Stock.

CONVERTIBLE SECURITIES

  Debentures

     The following table provides a summary of the Company's outstanding Debentures.(1)

 PRINCIPAL                     MATURITY      INTEREST     CONVERSION       SHARES
  AMOUNT       ISSUE DATE        DATE          RATE        PRICE(2)      ISSUABLE(3)
-----------    ----------     ----------     --------     ----------     -----------
$   200,000    Dec. 1995      Dec. 1996         9%          11.00            19,814
  2,000,000    Dec. 1995      May  1997         9%          11.00           206,364
  2,300,000    Dec. 1995      Jun. 1997         9%          11.00           237,266
 10,000,000    Apr. 1996      Oct. 1997         9%           7.50         1,513,333
  2,000,000    Jul. 1995      Jul. 1998         9%           9.00           282,167
  1,000,000    Aug. 1995      Aug. 1998         9%           9.00           141,083
  5,000,000    Sep. 1996      Sep. 1998 (4)    10%(4)        7.50           666,667
  2,500,000    Jan. 1996      Jan. 1999         9%          11.00           288,636
-----------                                                             -----------
$25,000,000                                                               3,355,330
-----------                                                             -----------
-----------                                                             -----------

------------------
(1) Reflects information as of December 23, 1996.
(2) These Debentures are convertible into shares of the Company's Common Stock at the lesser of the amount indicated and a discount to the market price of the Company's Common Stock, which ranges from 75% to 85% pursuant to the terms of the Debentures.
(3) Represents shares of Common Stock issuable upon conversion of the Debentures (principal and interest at maturity) at their stated conversion price. If such Debentures were converted based upon a market price of $7.50, the Company would be caused to issue up to an additional 1,135,176 shares of Common Stock.

(4) These Debentures bear interest at a rate of 10% for 2 years and at a rate of 9% thereafter. Maturity is subject to extension by the holder.

     The Company has issued and sold in private placement transactions to accredited and institutional investors, an aggregate of $38,825,000 principal amount of convertible subordinated debentures (the 'Debentures'). Interest is payable monthly on $5.0 million principal amount, quarterly on $17.0 million principal amount and semi-annually on $3.0 million principal amount of Debentures. With the exception of the holder of $5.0 million principal amount of Debentures which require monthly interest payments, all of the holders of the outstanding Debentures have elected to accrue such interest payments. In conjunction with the sale of the Debentures, the Company issued Warrants to purchase 2,873,625 shares of the Company's Common Stock. The terms of the Debentures and the Warrants are described below and in the table above.

     The indebtedness evidenced by the Debentures is subordinated to the prior payment when due of the principal and interest on senior indebtedness of the Company. Therefore, upon any distribution of its assets in a liquidation or dissolution of the Company, or in bankruptcy, reorganization, insolvency, receivership or similar proceedings relating to the Company, the holders of the Debentures will not be entitled to receive payment until the holders of the Company's senior indebtedness are paid in full. Furthermore, upon the occurrence of any event of default with respect to any senior indebtedness of the Company, no payments may be made to the holders of the Debentures until the Company has cured such event of default.

     As of December 23, 1996, Debentures with principal balances in the aggregate of $13,825,000 had been converted into 1,452,849 shares of the Company's Common Stock with $25.0 million principal amount of Debentures remaining outstanding.

     Conversion Feature. At the option of the holders, the principal and accrued interest due under the Debentures is convertible into shares of Common Stock. Prior to such conversion, the holders thereof are not entitled to voting rights or other rights provided by law to stockholders.

     Of the outstanding Debentures: (i) $3.0 million principal amount are convertible into shares of the Company's Common Stock at a conversion price equal to the lesser of 75% of the average closing bid price of the Company's Common Stock as reported by the Nasdaq National Market for the 10 consecutive trading days immediately preceding the date of conversion; and $9.00 per share;
(ii) $2.5 million are convertible into shares of Common Stock at a conversion price of $11.00 per share; (iii) $2.5 million are convertible into shares of Common Stock at a conversion price equal to the lesser of 85% of the average closing bid price of the Company's Common Stock as reported by the Nasdaq National Market for the 10 consecutive trading days immediately preceding the date of conversion and

$11.00 per share; (iv) $2.0 million are convertible into shares of Common Stock at a conversion price equal to the lesser of 80% of the average closing bid price of the Company's Common Stock as reported by the Nasdaq National Market for the 10 consecutive trading days immediately preceding the date of conversion and $11.00; and (v) $15.0 million are convertible into shares of Common Stock at a conversion price equal to the lesser of 80% of the closing bid price on the conversion date as reported by the Nasdaq National Market and $7.50 per share.

     Redemption Feature. Certain Debentures are subject to redemption by the Company at the principal amount thereof, together with any accrued interest, on 30 days written notice upon the following conditions: (i) a registration statement covering the resale of the shares issuable upon conversion of the Debentures is effective as of that date; and (ii) the average of the closing bid prices of the Company's Common Stock as reported by the Nasdaq National Market exceeds a designated redemption price (the 'Debenture Redemption Price') for 10 consecutive trading days ending within 15 days of the notice of redemption.

     Of the redeemable outstanding Debentures: (i) $3.0 million principal amount bear a Debenture Redemption Price of $15.00, (ii) $2.5 million principal amount bear a Debenture Redemption Price of $18.00 and (iii) $9.5 million principal amount bear a Debenture Redemption Price of $25.00. Of the Debentures subject to redemption, $3.0 million principal amount of the Debentures provide the holder with the option to elect not to have the Debentures subject to redemption, however, from the point of such election and thereafter, the Debentures become non-interest bearing. $5.0 million principal amount of Debentures are redeemable after two years and bear a Debenture Redemption Price of $25.00, provided that the trading price of the Company's Common Stock as reported by the Nasdaq National Market equals or exceeds $25.00 per share for 60 consecutive trading days prior to redemption. Of the outstanding Debentures, $10.0 million principal amount are not redeemable by the Company.

  Warrants

     The following table provides a summary of the Company's outstanding Warrants.(1)

                                                                     SHARES         PROCEEDS TO
    ISSUE DATE           EXPIRATION DATE       EXERCISE PRICE      ISSUABLE(2)     THE COMPANY(3)
-------------------    -------------------     ---------------     -----------     --------------
Apr.-Aug. 1995         Apr.-Aug. 1998          $          9.00       1,360,000      $ 12,240,000
Nov. 1995-Dec. 1995    Nov. 1998-Dec. 1998               13.50         175,000         2,362,500
Dec. 1995-Feb. 1996    Dec.1998-Feb. 1999       14.00 to 14.38         195,000         2,737,500
Jul.-Aug. 1995         Jul.-Aug. 1998           12.00 to 12.30          62,500           765,000
Jul.-Dec. 1995         Jul.-Dec. 1998                    15.00         363,625         5,454,375
Mar. 1996              Mar. 1999                         11.50          20,000           230,000
Apr. 1996              Apr. 1999                          7.50         615,000         4,612,500
Apr. 1996              Apr. 2001                          7.50          60,000           450,000
Sep. 1996              Sep. 2001                          7.50          62,500           468,750
                                                                   -----------     --------------
                                                                     2,913,625(4)   $ 29,320,625(5)
                                                                   -----------     --------------
                                                                   -----------     --------------


------------------
(1) Reflects information as of December 23, 1996.
(2) Represents shares of Common Stock issuable upon the exercise of the Warrants.
(3) Represents proceeds to the Company upon the exercise of the Warrants.
(4) Includes 40,000 Warrants in the aggregate issued to Mr. DeVoe and Mr. Jones in connection with joining the Board of Directors.
(5) Includes proceeds of $517,500 from Warrants issued to Mr. DeVoe and Mr. Jones. See Footnote 4.

     The Company has issued 2,913,625 common stock purchase warrants (the 'Warrants'). Of the Warrants issued: (i) 2,873,625 of the Warrants were granted in connection with the sale of the Debentures, including 190,000 Warrants issued to certain consultants and advisers in consideration for financial advisory services and 160,000 Warrants issued as commission, and (ii) 40,000 Warrants were issued by the Company to Board members in connection with joining the Board of Directors. See 'Certain Transactions.' To date, none of the Warrants have been exercised.

     Exercise. Of the outstanding Warrants, 737,500 of the Warrants permit the holder to purchase a share of the Company's Common Stock at a designated exercise price for a period of 5 years from the date of grant, while the remaining Warrants have a term of 3 years from the date of grant. Prior to exercise, holders of the Warrants are not entitled to voting rights or other rights provided by law to stockholders of the Company. A complete exercise of the Warrants, if at all, would yield to the Company proceeds of $29,320,625. There can be no assurances that all or a substantial percentage of the Warrants will be exercised.

     Redemption. Of the outstanding Warrants issued, 1,547,000 of the Warrants are subject to redemption by the Company commencing with the date of issuance and 489,125 are subject to redemption by the Company commencing two (2) years from the date of issuance, all at a price of $.001 per Warrant on 30-days written notice upon the following conditions: (i) a registration statement covering the resale of the shares issuable upon exercise of the Warrants is effective as of that date; and (ii) the average of the closing bid prices of the Company's Common Stock as reported by the Nasdaq National Market exceeds a designated price (the 'Warrant Redemption Price') for 10 consecutive trading days ending within 15 days of the notice of redemption. Of the outstanding Warrants, 877,500 Warrants are not subject to redemption.

     The present trading price of the Company's Common Stock (see 'Price Range For Common Stock') would not be sufficient to effectuate a redemption of any of the Warrants. There can be no assurances that the trading price of the Company's Common Stock will attain a level sufficiently high to effectuate a redemption. There also can be no assurances that even with a sufficiently high trading price the Company will elect to cause a redemption of the Warrants. Any call for redemption would have the likely effect of causing the exercise of these

Warrants.

PRICE PROTECTION

     The Company has granted price protection and adjustment features to the holders of certain Debentures and Warrants pursuant to which the Company has agreed that in the event that the Company issues securities at an Issuance Price of less than $7.50 per share, the conversion price of such Debentures and the exercise price of such Warrants would be reduced to the Issuance Price. See 'Principal Stockholders -- Footnote 13 to the Principal Stockholders' Table.' In addition, certain Debentures are convertible into shares of Common Stock at the lesser of the stated conversion price and a discount to the market price of the Company's Common Stock that ranges from 75% to 85% pursuant to the terms of the Debentures. If such Debentures were converted based upon a market price of $7.50, the Company would be caused to issue up to an additional 1,135,176 shares of Common Stock upon such conversion.

REGISTRATION RIGHTS

     The Company has granted certain registration rights to the holders of the Debentures and the Warrants pursuant to which the Company has agreed to register for resale the shares of Common Stock issued or issuable upon the conversion of the Debentures and the exercise of the Warrants.

     The Company has granted registration rights in connection with the resale of up to 2,884,962 shares issuable or issued upon conversion of certain Debentures (principal and interest) and upon exercise of certain Warrants. Pursuant to such rights, the Company has agreed to use its best efforts to file with the Commission a registration statement covering the resale of such shares upon the earlier of January 31, 1997 and 120 days from completion of this Offering. The holders of such Warrants have also agreed not to effect the public sale of shares issuable or issued upon exercise of the Warrants for a period of 90 days from the effective date of a registration statement covering such shares. Substantially all of the holders of these Debentures and Warrants have agreed to defer their registration rights for a period of 120 days after the date of this Prospectus.

     The Company has also granted certain demand and piggyback registration rights commencing January 1, 1997 in connection with the resale of up to 2,188,333 shares issuable upon conversion of certain Debentures (principal and interest) and upon the exercise of certain Warrants issued during April 1996. In the event that such shares are not otherwise included within a registration statement, the Company has agreed to use its best efforts to file with the Commission a registration statement(s) covering the resale of: (i) 2,028,333 of such shares upon the request of the holder(s) of such securities commencing at any time after October 23, 1997; and (ii) 160,000 of such shares upon request of the holder(s) of such securities commencing at any time after December 23, 1997. Substantially all of the holders of these Debentures and Warrants have agreed to defer their registration rights for a period of 180 days after the date of this Prospectus.

     The Company has also granted mandatory registration rights in connection with the resale of up to 666,667 shares issuable upon conversion of certain Debentures and upon the exercise of certain Warrants issued during September 1996. The Company has agreed to use its best efforts to file with the Commission a registration statement(s) covering such shares upon the earlier of: (i) 120 days after completion of this Offering; (ii) March 31, 1997; and (iii) the date upon which certain other institutional holders exercise their registration rights. Substantially all of the holders of these Debentures and Warrants have agreed to defer their registration rights for a period of 180 days after the date of this Prospectus.

RESERVATION OF SHARES

     The Company has reserved a sufficient number of shares of Common Stock for issuance upon conversion of the Debentures and exercise of the Warrants. Such shares when issued will be fully paid and nonassessable.

TRANSFER AGENT

     The transfer agent for the Company's securities is StockTrans, Inc., 7 East Lancaster Avenue, Ardmore, Pennsylvania 19003, (610) 649-7300.

DELAWARE ANTI-TAKEOVER LAW

     The Company will be governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the 'GCL'), an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. 'Business combination' includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An 'interested stockholder' is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

     The provisions regarding certain business combinations under the GCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  General

     Certain provisions of the Company's Certificate of Incorporation and Bylaws may make more difficult the acquisition of control of the Company by a tender offer, open market purchases not approved by the Company's Board of Directors, a proxy contest or otherwise. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of the Company or which is otherwise unfair to stockholders of the Company.

     Set forth below is a description of such provisions of the Company's Certificate of Incorporation and Bylaws. Such description is intended as a summary only and is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws.

  Election of Directors; Amendment to Certificate of Incorporation

     The Company's Certificate of Incorporation provides that the Board of Directors is divided into three classes. One class of directors is elected at each annual meeting of stockholders for three-year terms. In addition, the Bylaws require advance notice to the Board of Directors of stockholder proposals or stockholder nominees for director to be considered at the next annual meeting of stockholders.

     The Bylaws provide that the number of directors shall be fixed by majority approval of the Board of Directors or by a vote of a majority of the stockholders of the Company. Currently, the number of directors is set at five. In addition, the Bylaws provide that such provision establishing the number of directors may only be amended by majority approval of the Board of Directors or by a vote of a majority of the stockholders of the Company.

     The Certificate of Incorporation also provides that a director can only be removed during his or her term for cause and upon the vote of two-thirds of the stockholders, and that amendments to the Certificate of Incorporation require the vote of two-thirds of the stockholders unless approved by 80% of the Board of Directors.

  Special Stockholder Meetings

     The Bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless required by law, shall be called by the Chairman and Chief Executive Officer or President pursuant to a request in writing of the Chairman and Chief Executive Officer or the President, or a majority of the entire Board of Directors. A special meeting may not be held absent such a written request. The request shall state the purpose or purposes of the proposed meeting. The Bylaws also provide that stockholders may not take action by written consent. Such limitation on the right of stockholders to call a special meeting and to take action by written consent could make it more difficult for stockholders to initiate or to take action that is opposed by the Board of Directors.

  Preferred Stock

     The Certificate of Incorporation authorizes the Company's Board of Directors to establish series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the rights, preferences, privileges and restrictions thereof. Management believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of the Company's Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. The Company's Board of Directors could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 9,847,367 shares of Common Stock outstanding (10,222,367 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, approximately 6,111,825 shares (6,486,825 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act. The remaining 3,735,542 shares of Common Stock outstanding are 'Restricted Securities' as that term is defined in Rule 144 under the Securities Act, of which approximately 2,596,752 are held by 'affiliates' (as defined in the Securities Act) of the Company.

     The Restricted Securities are subject to all of the limitations on resale imposed by Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 98,474 shares based upon the number of shares outstanding after the Offering) and the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Substantially all of the Restricted Securities were issued in November 1994. Accordingly, under Rule 144 (and subject to the conditions thereof), the Restricted Securities are eligible for public resale. However, a majority of such shares are held by executive officers and directors of the Company who have agreed to certain restrictions upon the resale of such shares.

     The Company, its executive officers and directors, certain debenture holders and certain warrant holders have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or private transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements. See 'Underwriting.'

     The Company currently has outstanding $25.0 million principal amount of Debentures and 2,913,625 Warrants, which upon conversion or exercise as applicable, the Company may be caused to issue up to 6,268,955 shares of Common Stock, thus increasing the number of shares outstanding from 7,347,367 to 13,616,322. See 'Description of Securities -- Convertible Securities.' Pursuant to certain registration rights granted by the Company in connection with the shares issuable upon the conversion of outstanding Debentures or upon exercise of such Warrants, the Company may have an obligation to register for resale up to 5,802,565 shares of such Common Stock. Substantially all of the holders of such shares have agreed to defer their registration rights for a period of 120 or 180 days after the date of this Prospectus. See 'Description of Securities -- Registration Rights.'

                                  UNDERWRITING

     The Underwriters named below (the 'Underwriters'), for whom Prudential Securities Incorporated, Piper Jaffray Inc. and Sands Brothers & Co., Ltd. are acting as representatives (the 'Representatives'), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                           NUMBER
 UNDERWRITER                              OF SHARES
 -----------                             -----------
Prudential Securities Incorporated.....      708,334
Piper Jaffray Inc......................      708,333
Sands Brothers & Co., Ltd..............      708,333
Bear, Stearns & Co. Inc................      100,000
Oppenheimer & Co., Inc.................      100,000
The Chicago Corporation................       50,000
McDonald & Company Securities, Inc.....       50,000
Raymond James & Associates, Inc........       50,000
JW Charles Securities, Inc.............       25,000
                                           ---------

     Total.............................    2,500,000
                                           ---------
                                           ---------

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.23 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and the concession may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth opposite each Underwriter's name in the preceding table bears to 2,500,000.

     Pursuant to an investment banking agreement entered into between the Company and Sands Brothers & Co., Ltd. dated January 29, 1996, and as subsequently amended on April 24, 1996 and November 15, 1996, the Company has agreed to pay a facilitation fee ('Facilitation Fee') to Sands Brothers & Co., Ltd. in the amount of $300,000, less any underwriting fees and commissions, limited to $150,000, derived from their participation as an underwriter in this Offering. The Facilitation Fee is underwriting compensation in connection with this Offering. In connection with the private placement of $10,000,000 principal amount of Debentures by the Company in April 1996, Sands Brothers & Co., Ltd. received 160,000 Warrants, which the National Association of Securities Dealers, Inc. ('NASD') has deemed to be underwriting compensation in connection with this Offering. Accordingly, Sands Brothers & Co., Ltd. has agreed that it will not, for a period of one year following the effective date of the Offering, sell, transfer, assign, pledge or hypothecate these Warrants, or any shares it receives pursuant to the exercise thereof, except to bona fide officers or partners of any NASD member participating in the Offering.

     The Company, its executive officers and directors, certain debenture holders and certain warrant holders have each agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or private transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements.

     The Company has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     In connection with this Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified market makers on the Nasdaq National Market may have engaged in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of offers of sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon for the Company by Buchanan Ingersoll Professional Corporation, Two Logan Square, 12th Floor, 18th & Arch Streets, Philadelphia, Pennsylvania 19103. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006.

                          STATEMENT OF INDEMNIFICATION

     The Company has adopted the provisions of Section 102(b)(7) of the GCL, which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the GCL, the Company may indemnify each of its directors and officers against his expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of his having been an officer or director to the extent he acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the Board of Directors.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

                                    EXPERTS

     The financial statements as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form SB-2, including amendments thereto, with respect to the Common Stock being registered hereby. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules filed therewith, as permitted by the Rules and Regulations of the Commission. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge, and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. For further information with respect to the Company, the Common Stock being registered hereby and the contents of any contract or document referred to herein, reference is made to the Registration Statement and the exhibits filed as a part thereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                                       PAGE
                                                                     REFERENCE
                                                                     ---------

Report of Independent Certified Public Accountants................       F-2

Consolidated Balance Sheet as of December 31, 1995................       F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1995 and 1994......................................       F-4

Consolidated Statements of Changes in Stockholders' Equity for the
  Years Ended December 31, 1995 and 1994..........................       F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995 and 1994......................................       F-6

Notes to Consolidated Financial Statements for the Years Ended
  December 31, 1995 and 1994......................................       F-7

Consolidated Balance Sheets as of September 30, 1996 (Unaudited)
  and December 31, 1995...........................................      F-22

Consolidated Statements of Operations (Unaudited) for the Nine
  Months Ended September 30, 1996 and 1995........................      F-23

Consolidated Statements of Cash Flows (Unaudited) for the Nine
  Months Ended September 30, 1996 and 1995........................      F-24

Notes to Consolidated Financial Statements (Unaudited) for the
  Nine Month Period Ended September 30, 1996......................      F-25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of NAL Financial Group Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of NAL Financial Group Inc. and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Fort Lauderdale, Florida
February 27, 1996, except as to Note 19, which is as of March 22, 1996

                            NAL FINANCIAL GROUP INC.

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1995

                                                                   1995
                                                               ------------
ASSETS
Finance receivables
     Automobile finance contracts, net......................   $ 99,790,636
     Consumer finance contracts, net........................      2,289,503
     Mortgage finance contracts, net........................      1,805,068
     Less: reserves available for credit losses.............     (2,671,001)
                                                               ------------
     Finance receivables, net...............................    101,214,206
                                                               ------------
Cash........................................................        920,981
Restricted cash.............................................      1,031,734
Accrued interest receivable.................................      1,459,600
Investment in operating lease contracts, net................      4,054,613
Automobile inventory........................................      1,886,451
Property and equipment, net.................................      1,802,889
Excess servicing receivable.................................      4,999,165
Other assets................................................      4,665,287
                                                               ------------
     TOTAL ASSETS...........................................   $122,034,926
                                                               ------------
                                                               ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
  LIABILITIES
     Debt participation interests...........................    $42,380,522
     Credit and warehouse facilities........................     33,428,946
     Convertible subordinated debt, net.....................     12,924,379
     Stockholder loans......................................      2,919,000
     Drafts payable.........................................      2,593,098
     Deferred taxes.........................................      1,603,587
     Accounts payable and accrued expenses..................      1,046,884
     Other liabilities......................................      1,278,594
                                                               ------------
     TOTAL LIABILITIES......................................     98,175,010
                                                               ------------
Commitments and contingencies (Notes 8 and 17)..............             --
                                                               ------------

STOCKHOLDERS' EQUITY
  Preferred stock -- $1,000 par value:
     10,000,000 shares authorized, no shares issued.........             --
  Common stock -- $.15 par value:

     50,000,000 shares authorized 6,699,987 shares issued
       and outstanding......................................      1,004,998
Paid in capital.............................................     18,524,706
Retained earnings...........................................      4,330,212
                                                               ------------
     TOTAL STOCKHOLDERS' EQUITY.............................     23,859,916
                                                               ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............   $122,034,926
                                                               ------------
                                                               ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                         1995            1994
                                                      -----------     ----------
INTEREST INCOME
     Finance charges and purchase discount
        accretion.................................    $15,680,198     $5,387,291
     Interest expense.............................     (7,361,527)    (1,957,420)
                                                      -----------     ----------
        Net interest income before provision for
           credit losses..........................      8,318,671      3,429,871
     Provision for credit losses..................     (2,762,273)      (572,636)
                                                      -----------     ----------
        Net interest income after provision for
           credit losses..........................      5,556,398      2,857,235
                                                      -----------     ----------

OTHER INCOME
     Gain on sale of contracts....................      4,600,721      2,292,249
     Fees and other...............................      2,651,497        453,660
                                                      -----------     ----------
        Total other income........................      7,252,218      2,745,909
                                                      -----------     ----------

OPERATING AND OTHER EXPENSES
  Salaries and employee benefits..................      2,551,486      2,337,557
  Depreciation and amortization...................      1,298,866        320,294
  Occupancy expense...............................        448,625        200,377
  Professional and consulting services............        723,620        902,720

  Other operating expense.........................      2,782,634      1,184,530
  Non cash charge for the release of escrow
     shares.......................................        280,000             --
                                                      -----------     ----------
     Total other expenses.........................      8,085,231      4,945,478
                                                      -----------     ----------
Income before income taxes........................      4,723,385        657,666
Provision for income taxes........................      1,926,321        263,343
                                                      -----------     ----------

NET INCOME........................................    $ 2,797,064     $  394,323
                                                      -----------     ----------
Primary net income per common and common
  equivalent share................................    $      0.45     $     0.08
                                                      -----------     ----------
Fully diluted net income per common and common
  equivalent share................................    $      0.45     $     0.07
                                                      -----------     ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                       PREFERRED STOCK                                                  LESS:
                       ----------------         COMMON STOCK                         -----------                       TOTAL
                                  PAR      -----------------------      PAID IN         NOTE         RETAINED      STOCKHOLDERS'
                       SHARES    VALUE      SHARES      PAR VALUE       CAPITAL      RECEIVABLE      EARNINGS         EQUITY
                       ------    ------    ---------    ----------    -----------    -----------    -----------    -------------
Balance, December
  31, 1993..........       --    $   --        4,286    $    4,286    $ 3,195,325    $(2,034,638)   $ 2,643,110     $ 3,808,083
Dividends...........       --        --           --            --             --             --     (1,069,460)     (1,069,460)
Redemption of
  stock.............       --        --       (2,143)       (2,143)    (1,597,670)     2,034,638       (434,825)             --
Redemption of
  predecessor stock
  in connection with
  the merger........       --        --       (2,143)       (2,143)    (1,597,655)            --             --      (1,599,798)
Issuance of stock to
  predecessor
  stockholders in
  connection with
  the merger........       --        --    3,160,000       474,000      1,125,798             --             --       1,599,798
Issuance of stock to
  stockholders of
  merged entity.....       --        --    2,432,968       364,945      7,357,916             --             --       7,722,861
Net income..........       --        --           --            --             --             --        394,323         394,323
                       ------    ------    ---------    ----------    -----------    -----------    -----------    -------------

Balance, December
  31, 1994..........       --        --    5,592,968       838,945      8,483,714             --      1,533,148      10,855,807
Issuance of stock...       --        --      176,500        26,475      2,074,475             --             --       2,100,950
Issuance of
  warrants..........       --        --           --            --        397,167             --             --         397,167
Conversion of
  subordinated
  debt..............       --        --      930,519       139,578      7,289,350             --             --       7,428,928
Release of escrow
  shares............       --        --           --            --        280,000             --             --         280,000
Net income..........       --        --           --            --             --             --      2,797,064       2,797,064
                       ------    ------    ---------    ----------    -----------    -----------    -----------    -------------

Balance, December
  31, 1995..........       --    $   --    6,699,987    $1,004,998    $18,524,706    $        --    $ 4,330,212     $23,859,916
                       ------    ------    ---------    ----------    -----------    -----------    -----------    -------------
                       ------    ------    ---------    ----------    -----------    -----------    -----------    -------------


  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                         1995           1994
                                                     ------------    -----------
Cash flows from operating activities:
    Net income....................................   $  2,797,064    $   394,323
    Adjustments to reconcile net income to net
     cash used in operations......................
      Accretion of discount.......................       (654,124)    (2,064,714)
      Provision for loan losses...................      2,762,273        572,636
      Depreciation and amortization...............      1,445,149        320,294
      Gain on sale of loan pools..................     (4,600,721)    (2,292,249)
      Non-cash charge - voting trust..............        280,000             --
    Changes in assets and liabilities
      Increase in excess servicing receivable.....     (4,999,165)            --
      Decrease in restricted cash.................         29,307        921,492
      Increase in other assets....................     (3,514,607)       (75,428)
      Decease in due from affiliates..............             --         43,667
      Increase in accrued interest receivable.....     (1,291,908)            --
      Increase in drafts payable..................      2,593,098             --
      Increase in accounts payable and accrued
       expenses...................................        825,631             --
      Increase in other liabilities...............        627,505        190,030
      Increase (decrease) in accrued income
       taxes......................................      1,493,127        (33,590)
                                                     ------------    -----------
    Net cash used in operating activities.........     (2,207,371)    (2,023,539)
                                                     ------------    -----------
      Cash flows from investing activities:
      Purchase of SFI option......................       (250,000)            --
      Proceeds from sale of loan pools............     12,514,061     14,614,031
      Purchase of operating lease vehicles........     (3,400,690)    (1,283,300)
      Payments received on automobile finance
       contracts..................................     22,042,555      7,417,861
      Purchase of automobile finance contracts....   (154,866,844)   (22,681,679)
      Payments received on consumer finance
       contracts..................................      1,996,335      8,421,534
      Purchase of consumer finance contracts......     (1,050,549)   (14,795,381)
      Payments received on mortgage finance
       contracts..................................      2,587,063      5,083,106
      Purchase of mortgage finance contracts......             --       (221,713)
      Proceeds from sale of automobile
       inventory..................................      8,845,103             --
      Purchase of property and equipment..........     (1,535,671)      (253,004)
                                                     ------------    -----------
    Net cash used by investing activities.........   (113,118,637)    (3,698,545)

                                                     ------------    -----------
      Cash flows from financing activities:
      Proceeds from issuance of common stock......      2,100,950      7,722,861
      Proceeds from securitization of loan
       contracts..................................     37,511,237             --
      Proceeds from issuance of subordinate
       debentures.................................     21,338,728             --
      Proceeds from participations and credit
       facilities.................................    135,178,400     33,911,781
      Repayments of participations and credit
       facilities.................................    (81,870,973)   (34,249,908)
      Payment of debt issue costs.................     (1,532,707)       (24,352)
      Note payable from stockholder...............      2,856,506             --
      Dividends paid..............................             --     (1,069,459)
                                                     ------------    -----------
  Net cash provided by financing activities.......    115,582,141      6,290,923
                                                     ------------    -----------
  Net increase in cash............................        256,133        568,839
  Cash, beginning of year.........................        664,848         96,009
                                                     ------------    -----------
  Cash, end of year...............................   $    920,981    $   664,848
                                                     ------------    -----------
                                                     ------------    -----------
Supplemental disclosures of cash flow information
Cash paid during the year for interest............   $  6,443,859    $ 1,859,353
                                                     ------------    -----------
                                                     ------------    -----------
Cash paid during the year for taxes...............   $    491,558    $   320,501
                                                     ------------    -----------
                                                     ------------    -----------
Supplemental schedule of non-cash investing and
  financing activities
Conversion of subordinated debt...................   $  8,260,000    $        --
                                                     ------------    -----------
                                                     ------------    -----------
Net transfers to automobile inventory.............   $ 11,742,181    $        --
                                                     ------------    -----------
                                                     ------------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS:

     NAL Financial Group Inc. (the 'Company') commenced operations in June 1991 as a specialized finance company for the purpose of engaging in consumer finance transactions involving the origination, purchase, remarketing and servicing of consumer loan and lease receivables. Since June 1994, the Company's principal business has been the acquisition and servicing of automobile finance contracts originated by dealers ('Dealers') in connection with sales ('Loan Contracts') or leases ('Lease Contracts') to individuals with sub-prime credit with the intent to pool and sell these contracts (the 'Contracts') through the Company's securitization programs.

     The Company completed its initial securitization during December 1995. In a securitization, the Company creates securities backed by Loan Contracts and sells these securities in privately placed transactions. Purchasers of the securities receive a pass-through rate of interest set at the time of sale and the Company receives a base servicing fee for its servicing efforts. In addition, the Company is entitled to certain excess servicing fees which represent collections on the Loan Contracts in excess of those required to pay investor principal and interest and the base servicing fee.

     On November 30, 1994, the Company merged with Corporate Financial Ventures, Inc. ('CFVI'), a public company (the 'Merger'). Under the terms of the Merger, the Company's stockholders received 3,160,000 shares of CFVI in exchange for all outstanding shares of stock of the Company. Stockholders of the Company received approximately 56% of the outstanding common stock of CFVI. Additionally, the Company raised net proceeds of approximately $7,700,000 in a private placement of 1,549,667 shares of its common stock in connection with the Merger. The Merger has been accounted for as a reverse acquisition by the Company. Upon completion of the Merger, CFVI assumed the historic operations of the Company and changed its name to NAL Financial Group Inc. As the Merger is not considered a business combination as defined in Accounting Principles Board Opinion No. 16, 'Business Combinations', pro forma information is not presented. The operations of CFVI prior to the Merger were not significant.

     The Company operates its business through six wholly-owned subsidiaries. The principal operations of the Company are conducted through NAL Acceptance Corporation ('NAC'). NAL Insurance Services, Inc. provides automobile and other forms of insurance services. NAL Mortgage Corporation presently is inactive. Performance Cars of South Florida, Inc. was incorporated in January 1995 to conduct the Company's used vehicle operations. Autorics, Inc. and Autorics II, Inc. were established during 1995 for the limited purpose of purchasing and the re-selling of the Company's Loan Contracts through the Company's securitization programs.

NOTE 2 -- ACCOUNTING POLICIES:


     A summary of the significant accounting policies followed in the preparation of the accompanying financial statements is presented below:

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

  Revenue Recognition

     Interest income consists of both contractual interest and purchase discount accretion and is recognized over the contractual term of the Contracts using the interest method.

     Purchase discount represents the differential, if any, between the amount financed on a Loan Contract and the price paid by the Company to acquire the Loan Contract, net of any acquisition costs. Any discount on Loan Contracts which management considers necessary to absorb future credit losses is allocated to the reserves available for credit losses. The remaining portion of the discount, if any, is recognized as interest income as described above.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 2 -- ACCOUNTING POLICIES: -- (CONTINUED)

     Revenue from operating Lease Contracts is recognized as rental revenue on a straight-line basis over the lease term.

     Accrual of interest income ceases the sooner of when a Contract becomes delinquent by 90 days or the underlying collateral is repossessed. At December 31, 1995 and 1994, the Company had approximately $2,800,000 and $236,000, respectively, in non-accrual Contracts. Had these Contracts been on full accrual, $236,000 and $26,000 would have been recognized to earnings for the years ended December 31, 1995 and 1994, respectively.

     Late charges and other miscellaneous fees are credited to income as earned. Fees from the resale of guaranteed asset protection ('GAP') insurance policies are non-rebatable and recognized as earnings in the current period.

  Reserves Available for Credit Losses

     The Company purchases Loan Contracts from Dealers at discounts pursuant to a financing program that bases the level of discount on, among other things, the credit risk of the borrower. As discussed above, the portion of the discount on Loan Contracts required to absorb future credit losses, based on management's assessment, is allocated to the reserves available for credit losses.


     As part of the Company's financing program with Dealers, agreements are entered into whereby holdbacks are established to protect the Company from potential losses. Pursuant to the agreements, when the Company acquires Loan Contracts, it withholds a portion of the proceeds from the Dealers to absorb credit losses. Holdback amounts are refunded to the Dealers if the Loan Contract performs throughout its term.

     In cases where the purchase discount and/or dealer holdbacks are not adequate to cover potential losses, the Company establishes an allowance for losses by charging a provision against earnings.

     The combined allowance, discount and dealer holdbacks available for credit losses are maintained at an amount considered by management to be adequate to absorb potential credit losses based upon an evaluation of known and inherent risks in the portfolios. Management's periodic evaluation is based upon an analysis of the portfolios, historical loss experience, current economic conditions, collateral value and other relevant factors. Future adjustments to the reserve may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation.

     The Company charges off delinquent automobile and consumer accounts no later than 150 days of delinquency. Recovery of charged off balances begin with the Company's collection specialists. If results are not obtained within a reasonable time frame, the account is either turned over to a collection agency or an attorney for action, including wage garnishment, judgment and asset search.

  Restricted Cash

     Restricted cash represents deposit accounts established pursuant to servicing agreements between the Company and various participants which represents collections from customers. The collection accounts are settled monthly by the Company with the participants.

  Net Investment in Operating Lease Contracts

     Operating Lease Contracts to third parties are originated by Dealers and acquired by the Company, which assumes ownership of the vehicle. Vehicles held under operating lease agreements are recorded at cost and depreciated on a straight-line basis over the lease term to the estimated residual value.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 2 -- ACCOUNTING POLICIES: -- (CONTINUED)

  Automobile Inventory

     Vehicles acquired through repossession or termination of a Lease or Loan

Contract are valued at the lower of the unpaid principal balance or market value at the date of repossession.

  Debt Issue Costs

     Debt issue costs are capitalized and amortized to operations on a straight-line basis over the life of the related debt, which currently approximates one to three years.

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

  Excess Servicing Receivable

     Excess servicing receivable results from the sale of Loan Contracts on which the Company retains servicing rights and a portion of the excess cash flows. Excess servicing receivable is determined by computing the difference between the weighted average yield of the Loan Contracts sold and the yield to the purchaser, adjusted for the normal servicing fee based on the agreements between the Company and the purchaser. The resulting differential is recorded as a gain in the year of the sale equal to the present value of the estimated cash flows, net of any portion of the excess that may be due to the purchaser and adjusted for anticipated prepayments, repossessions, liquidations and other losses. The excess servicing cash flows over the estimated remaining life of the Loan Contracts have been calculated using estimates for prepayments, losses (charge-offs) and weighted average discount rates, which the Company expects market participants would use for similar instruments.

  Income Taxes

     The Company and its subsidiaries file a consolidated federal income tax return.

     The Company utilizes an asset and liability approach to account for income taxes on a current and deferred basis using current income tax rates. Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred income tax liabilities are recognized for temporary differences that will result in taxable amounts in future years.

  Concentration of Credit Risk

     The Company considers its primary market area for automobile financing activities to be the Southeast United States. The properties collateralizing the other loan receivable portfolios are located primarily throughout the eastern United States, Texas and California. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their obligations to the Company is dependant upon the economic stability of these areas.

  Interest Rate Risk


     Contract acquisitions are funded primarily through participations, credit and warehouse facilities. The participations and credit facilities bear interest at fixed rates tied to the prime rate and the durations are determined by the durations of the related Contracts since the proceeds of the obligor payments are applied to the repayment of the participations. The warehouse facility bears interest at a variable rate tied to LIBOR and the duration is determined by the timing of the Company's securitization transactions. Contract acquisitions financed by this facility are warehoused pending securitization. Upon completion of a securitization, any remaining amounts due associated with the Loan Contracts securitized are repaid along with unpaid interest.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 2 -- ACCOUNTING POLICIES: -- (CONTINUED)

  Earnings Per Share

     Earnings per common share are computed based on the weighted average number of common and common equivalent shares outstanding during the period. The weighted average number of shares of common and common equivalent shares outstanding used to compute primary and fully diluted earnings per share was 6,200,362 for the year ended December 31, 1995, and 5,192,968 and 5,592,968, respectively, for the year ended December 31, 1994.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are particularly susceptible to significant change in the near term are the adequacy of reserves available for credit losses, the present value of the estimated future cash flows utilized to calculate excess servicing receivable, the realization of estimated residual values on direct finance Lease Contracts and the realization of automobile inventory.

  Reclassification

     Certain 1994 amounts have been reclassified to conform with current year presentation.

NOTE 3 -- AUTOMOBILE FINANCE CONTRACTS:

     Automobile finance contracts at December 31, 1995 consist of the following:


     Contracts held in portfolio:

Direct finance Lease Contracts
  payments..............................   $16,361,733
Estimated residual values...............     9,170,719
                                           -----------
  Total direct finance Lease
     Contracts..........................    25,532,452
  Less: Unearned interest...............    (7,069,448)
                                           -----------
  Total direct finance Lease Contracts,
     net................................    18,463,004
                                           -----------
Loan Contracts..........................    17,080,482
Loan Contracts with recourse............    29,226,018
                                           -----------
  Total Loan Contracts..................    46,306,500
                                           -----------
Total Contracts held in portfolio.......    64,769,504
  Less: Unearned fees...................      (123,322)
                                           -----------
Total Contracts held in portfolio,
  net...................................    64,646,182
Contracts held for sale.................    21,685,000
Advances to Dealers.....................    13,459,454
                                           -----------
Total automobile finance contracts,
  net...................................   $99,790,636
                                           -----------
                                           -----------

     The Company has entered into arrangements with certain of its Dealers and other origination sources by which the Company may require the reimbursement for credit losses sustained on Contracts purchased from these sources.

     The Company services Loan Contracts of approximately $48 million for others.

     Contracts are collateralized primarily by the related automobiles and the related security deposits on Lease Contracts. These Contracts are pledged as security under various debt agreements.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 3 -- AUTOMOBILE FINANCE CONTRACTS: -- (CONTINUED)


     Contracts held in portfolio are stated at cost as the Company has the ability and presently intends to hold the portfolio to maturity. Contracts held for sale are Loan Contracts pending securitization and are stated at the lower of cost or estimated fair value on an aggregate basis.

     Advances to Dealers represent amounts funded by the Company to automobile dealerships which are collateralized by Loan and Lease Contracts of the Dealers, totalling approximately $18,106,000 at December 31, 1995. The Company services Contracts amounting to $7,783,000 for two of the dealerships. These advances bear interest at fixed rates, or at variable rates subject to certain minimum percentages. The duration of these advances is determined by the duration of the related collateralized Loan and Lease Contracts.

     At December 31, 1995, contractual maturities of Contracts are as follows:

                              1996           1997           1998           1999           2000       THEREAFTER       TOTAL
                           -----------    -----------    -----------    -----------    ----------    ----------    -----------
Direct finance Lease
  Contracts.............   $ 2,292,832    $ 7,172,485    $ 8,426,841    $ 6,305,136    $1,329,848     $  5,310     $25,532,452
Loan Contracts..........    10,207,017     11,795,493     12,254,748      8,805,294     3,185,518       58,430      46,306,500
Advances to Dealers.....     4,867,676      3,446,671      3,423,349      1,428,079       286,612        7,067      13,459,454
                           -----------    -----------    -----------    -----------    ----------    ----------    -----------
                           $17,367,525    $22,414,649    $24,104,938    $16,538,509    $4,801,978     $ 70,807     $85,298,406
                           -----------    -----------    -----------    -----------    ----------    ----------    -----------
                           -----------    -----------    -----------    -----------    ----------    ----------    -----------

     It is the Company's experience that generally a portion of the portfolios are repaid before the contractual maturity dates. Accordingly, the above tabulation is not to be regarded as a forecast of the timing of future cash collections. Additionally, this tabulation assumes liquidation of the residual values upon expiration of the Lease Contracts.

NOTE 4 -- CONSUMER FINANCE CONTRACTS:

                                                      DECEMBER 31,
                                                          1995
                                                      ------------
Mobile homes......................................     $   221,434
Equipment leases (net of unearned interest of
  $285,730).......................................         853,637
Other.............................................       1,407,601
                                                      ------------
  Total...........................................       2,482,672
Less: Purchase discount...........................        (193,169)
                                                      ------------
Consumer loans receivable, net....................     $ 2,289,503

                                                      ------------
                                                      ------------

     Included in the total above are fully matured loans totaling $270,491 that were purchased by the Company at a substantial discount and are considered non-performing at December 31, 1995. The Company has a net investment of approximately $77,322 in these loans at December 31, 1995.

     At December 31, 1995, contractual maturities of consumer finance contracts were:

Fully matured......    $  270,491
  1996.............       711,666
  1997.............       474,683
  1998.............       396,539
  1999.............       255,868
  2000.............       101,976
  Thereafter.......       271,449
                       ----------
                       $2,482,672
                       ----------
                       ----------

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 4 -- CONSUMER FINANCE CONTRACTS: -- (CONTINUED)

     It is the Company's experience that a portion of the portfolio is repaid before the contractual maturity date. Accordingly, the above tabulation is not to be regarded as a forecast of the timing of future cash collections.

NOTE 5 -- MORTGAGE FINANCE CONTRACTS:

                                             DECEMBER
                                               31,
                                               1995
                                            ----------
Residential mortgages...................    $2,064,043
Less: Purchase discount.................      (258,975)
                                            ----------
Mortgage finance contracts, net.........    $1,805,068

                                            ----------
                                            ----------

     Included in the total above are fully matured loans totaling $351,221 that were purchased by the Company at a substantial discount and are considered non-performing at December 31, 1995. The Company has a net investment of $92,246 in these loans at December 31, 1995.

     At December 31, 1995, contractual maturities of mortgage finance contracts were:

Fully matured......    $  351,221
  1996.............       441,815
  1997.............       270,965
  1998.............       190,060
  1999.............        74,722
  2000.............       131,197
  Thereafter.......       604,063
                       ----------
                       $2,064,043
                       ----------
                       ----------

     It is the Company's experience that generally a portion of the portfolio is repaid before the contractual maturity dates. Accordingly, the above tabulation is not to be regarded as a forecast of the timing of future cash collections.

     These loans are pledged as security for the participations.

                            NAL FINANCIAL GROUP INC.

                           DECEMBER 31, 1995 AND 1994

NOTE 6 -- RESERVES AVAILABLE FOR CREDIT LOSSES:

     Changes in reserves available for credit losses for the years ended December 31, 1995 and 1994 consisted of the following:

                                                         1995
                                 ----------------------------------------------------       1994
                                                  NON-       REFUNDABLE                  ----------
                                 ALLOWANCE     REFUNDABLE      DEALER                    ALLOWANCE
                                 FOR LOSSES     DISCOUNT      RESERVES       TOTAL       FOR LOSSES
                                 ----------    ----------    ----------    ----------    ----------

Balance at beginning of
  period......................   $  305,000    $       --     $      --    $  305,000     $ 277,316
Additions:
  Provision charged to
     income...................    2,762,273            --            --     2,762,273       572,636
  Other additions.............           --     4,159,048       817,122     4,976,170            --
Reductions:
  Charge-offs, net of
     recoveries...............   (2,414,275)     (584,767)     (162,864)   (3,161,906)     (544,952)
  Release of reserves upon
     securitization of Loan
     Contracts................           --    (2,061,280)     (127,000)   (2,188,280)           --
  Refund of dealer reserve....           --            --       (22,256)      (22,256)           --
                                 ----------    ----------    ----------    ----------    ----------
Balance at end of period......   $  652,998    $1,513,001     $ 505,002    $2,671,001     $ 305,000
                                 ----------    ----------    ----------    ----------    ----------
                                 ----------    ----------    ----------    ----------    ----------

     The Company allocated approximately $4.2 million to the reserves available for credit losses during 1995, which represents management's estimate of the purchase discount on Loan Contracts necessary to absorb future credit losses.

     Management periodically reviews the adequacy of the reserves available for credit losses and considers whether the level of reserve is sufficient to cover any losses of the carrying value based on the collateral pledged for the Contracts, an analysis of the equity invested in the collateral by the borrowers, delinquency data and historical loss experience, and any recourse arrangements the Company has with Dealers or other sellers of Contracts.

NOTE 7 -- NET INVESTMENT IN OPERATING LEASE CONTRACTS:

                                                  DECEMBER
                                                    31,
                                                    1995
                                                 ----------
Vehicles held under operating Lease
  Contracts, at cost.........................    $4,449,451
Less: Accumulated depreciation...............      (394,838)
                                                 ----------
                                                 $4,054,613
                                                 ----------
                                                 ----------

     At December 31, 1995, future minimum rental revenue on operating Lease Contracts are as follows:


1996....   $1,078,762
1997....      937,021
1998....      430,164
1999....       24,876
           ----------
           $2,470,823
           ----------
           ----------

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 8 -- PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, 1995 consists of the following:

                                                            ESTIMATED
                                                           USEFUL LIFE
                                                           -----------
Furniture, fixtures, and office
  equipment.............................    $2,158,928       5-7 years
Less: Accumulated depreciation..........      (356,039)
                                            ----------
                                            $1,802,889
                                            ----------
                                            ----------

     The Company leases office space under agreements which expire December 31, 2002.

     The future minimum non-cancelable lease payments are as follows:

1996.........    $  598,872
1997.........       617,570
1998.........       644,583
1999.........       672,408
2000.........       701,095
Thereafter...     1,019,322
                 ----------
                 $4,253,850
                 ----------
                 ----------


NOTE 9 -- EXCESS SERVICING RECEIVABLE:

     The Company's excess servicing receivable at December 31, 1995 consists of the following:

Servicing cash flows on Loan Contracts sold, net
  of estimated prepayments........................    $9,607,000
  Less:
     Discount to present value....................      (834,000)
     Reserve for loan losses......................    (1,705,000)
     Deferred servicing income....................    (2,069,000)
                                                      ----------
Excess servicing receivable.......................    $4,999,000
                                                      ----------
                                                      ----------

NOTE 10 -- DEBT PARTICIPATION INTERESTS:

     Debt participation interests at December 31, 1995 consists of the following:

Participation with Fairfax Savings, a Federal Savings Bank
  ('Fairfax'), interest at fixed rates ranging from 10% to 13.5%;
  principal and interest due monthly, secured by undivided
  interest in automobile finance contracts, consumer finance
  contracts, and mortgage finance contracts......................    $41,845,372
Participations with investors, secured by undivided interest in automobile finance contracts, consumer finance contracts and
  mortgage finance contracts; interest at a fixed rate of 18%....        470,432
Participations with a stockholder, secured by undivided interest in certain automobile finance contracts and mortgage finance
  contracts; interest at fixed rates of 11.5%-18%................         64,718
                                                                     -----------
                                                                     $42,380,522
                                                                     -----------
                                                                     -----------

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 10 -- DEBT PARTICIPATION INTERESTS: -- (CONTINUED)


     In general, under the terms of the participation agreements, principal payments on the agreements are tied to the payments received from the Contracts which secure the borrowings. Interest is due monthly. Proceeds received from contracts financed by Fairfax are first paid to Fairfax to the extent of any unpaid principal and interest due on participations. Thereafter, proceeds are allocated to a reserve account until certain balances are achieved and the remainder is paid to the Company.

     Under the Company's participation agreements, collections received from Contracts securing the participations are deposited into restricted, trust bank accounts pending distributions to participation holders. Distributions generally are disbursed to participants once each month for the previous month's collections.

     The Company services the Loan and Lease Contracts collateralizing the participation arrangements, including payment collection and posting, contact with customers, and repossession and disposal of collateral on defaulted Contracts.

     Scheduled maturities of debt participation interests at December 31, 1995 are as follows:

1996.........    $11,971,194
1997.........     10,532,585
1998.........     10,832,758
1999.........      6,699,261
2000.........      2,127,517
Thereafter...        217,207
                 -----------
                 $42,380,522
                 -----------
                 -----------

NOTE 11 -- CREDIT AND WAREHOUSE FACILITIES:

     Credit and warehouse facilities at December 31, 1995 consists of the following:

Note payable under a $25 million automobile loan and lease
  financing facility, interest due monthly at 5.5% over LIBOR established and fixed at time of funding (weighted average rate of 9.3% at December 31, 1995) with General Electric Capital
  Corporation, secured by certain automobile finance contracts...    $21,844,149
Note payable under a $50 million repurchase financing facility with Greenwich Capital secured by automobile finance contracts.
  Interest due monthly at 2.25% over LIBOR (weighted average rate
  of 8.1% at December 31, 1995)..................................     11,584,797
Note payable under a $20 million restricted financing facility with Congress Financial Corporation, interest due monthly at 2%
  over prime rate (10.75% at December 31, 1995), secured by
  automobile finance contracts, consumer finance contracts, and mortgage finance
  contracts......................................................             --
                                                                     -----------
                                                                     $33,428,946
                                                                     -----------
                                                                     -----------

     The repurchase facility is used to warehouse Loan Contracts pending securitization. Under the terms of the repurchase facility, the Company has agreed to engage the lender as investment underwriter on these securitization transactions until such time that the Company has securitized a cumulative $250 million in Loan Contracts.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 11 -- CREDIT AND WAREHOUSE FACILITIES: -- (CONTINUED)

     Scheduled maturities of credit and warehouse facilities at December 31, 1995 are as follows:

Upon securitization....    $11,584,797
1996...................      5,071,529
1997...................      5,459,096
1998...................      6,081,862
1999...................      4,441,201
2000...................        765,133
Thereafter.............         25,328
                           -----------
                           $33,428,946
                           -----------
                           -----------

     Since the repayment of the above debt is directly related to the timing of the future cash collections of the related Contracts, the above schedule of maturities may not be representative of the actual repayments. The above schedule of maturities excludes the balances held in the reserve accounts.

     Scheduled maturities under the repurchase financing facility are structured to coincide with the securitization of the underlying Loan Contracts collateralizing the facility.


     The Company must maintain certain net worth and liquidity ratios based on covenants within its debt agreements.

NOTE 12 -- CONVERTIBLE SUBORDINATED DEBT:

     Convertible subordinated debt at December 31, 1995 consists of the following:

Principal outstanding.......................................    $13,065,000
Value assigned to warrants on outstanding debt..............       (140,621)
                                                                -----------
Convertible subordinated debt, net..........................    $12,924,379
                                                                -----------
                                                                -----------

     During 1995, the Company completed the offering and sale in private placement transactions of 9% Convertible Subordinated Debt (the 'Debentures') along with detachable common stock purchase warrants. The principal amount and accrued interest due under the Debentures is convertible into shares of common stock at the option of the holders at conversion prices ranging from $9.00 to $12.50. In addition, the Company may redeem the debt together with accrued interest, at redemption prices ranges from $15 to $25, provided that the stock price of the Company's common stock trades at the redemption price for twenty consecutive trading days. Through December 31, 1995, an aggregate of $8,260,000 of Debentures was converted into 930,519 shares of common stock.

     Scheduled maturities of convertible subordinated debt at December 31, 1995 are as follows:

1996....    $10,065,000
1997....             --
1998....      3,000,000
            -----------
            $13,065,000
            -----------
            -----------

NOTE 13 -- STOCKHOLDERS' EQUITY:

     In October 1993, the president and chief executive officer of the Company, who is also a stockholder, purchased all outstanding shares not previously owned by him to give him 95% ownership in the Company. The president of NAC owned the remaining 5%. In connection with this transaction,

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 13 -- STOCKHOLDERS' EQUITY: -- (CONTINUED)

the stockholder executed a note in favor of the Company; the note bore interest at 5% and was due September 30, 1995. In June 1994, the Company redeemed 2,143 shares of its common stock from this stockholder by cancelling the note.

  Merger

     In accordance with the terms of the Merger, of the 3,160,000 shares of common stock issued to the Company's stockholders, 400,000 shares issued to certain directors and officers were placed in a Voting Trust under the terms of a Voting Trust Agreement. The Voting Trust provides that, on any matter requiring stockholder vote, the trustee will vote the shares in the same percentage as the other then issued and outstanding shares of common stock are voted. Such shares may be released from the Voting Trust pursuant to the following formula. Based upon the Company's audited financial statements for the years ending December 31, 1995, 1996, and 1997, 10,000 shares will be released for each $150,000 of cumulative net income after taxes the Company earns up to $3,000,000, and 5,000 shares will be released for each $150,000 of cumulative net income after taxes in excess of $3,000,000, less the number of shares previously released under this formula. Any shares not released within three years will be cancelled. Originally, the Company intended to account for the release of all shares held in the Voting Trust as compensation expense. In 1995, the Company reassessed the accounting for shares after further consideration of the relevant facts and circumstances and has determined that the release of 340,000 of the 400,000 shares placed into the Voting Trust will be considered additional consideration of the Merger and not result in compensation expense. The remaining 60,000 shares will still be considered compensatory in nature resulting in a charge to earnings for the fair market value at the date of release. As of December 31, 1995, 200,000 of the 400,000 shares have been earned and are eligible for release of which $280,000 has been reflected as a non-cash charge to operations for the portion of the 60,000 shares eligible for release.

     Concurrent with the completion of the Merger, certain stockholders entered into a Shareholders' Agreement whereby the stockholders agreed, among other provisions, for the election of eight directors, two of which will be independent directors. The Shareholders' Agreement also provides certain limitations on transactions involving the stockholders' shares.

  Stock Option Plan

     The Company adopted a 1994 stock option plan (the '1994 Plan'), which covers 600,000 shares of the Company's common stock. Under the terms of the 1994 Plan, officers, directors, key employees and consultants of the Company are eligible to receive incentive as well as non-qualified stock options and stock appreciation rights. Incentive stock options granted under the 1994 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Company's common stock on the date of the grant. For any stockholder owning more than 10% of the outstanding common stock, incentive stock options are exercisable for a period of up to five years from the date of grant at an exercise price which is not less than 110% of the fair market value of the Company's common stock on the date of the grant. Non-qualified stock options and stock appreciation rights ('SARs') may be granted on terms determined by the Company's Board of Directors. SARs give the holder the privilege of surrendering such rights for the appreciation in the Company's common stock between the time of grant and surrender.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 13 -- STOCKHOLDERS' EQUITY: -- (CONTINUED)

     The following table presents activity for the 1994 Plan for the years ended December 31, 1995 and 1994:

                                             NUMBE OF
                                              SHARES       PRICE PER SHARE
                                             ---------     ---------------
Options Outstanding, December 31, 1993...           --                  --
Options granted..........................      215,000    $ 6.00 -- $ 6.60
Options exercised........................           --                  --
Options cancelled........................           --                  --
                                             ---------
Options Outstanding, December 31, 1994...      215,000    $ 6.00 -- $ 6.60
Options granted..........................      328,500    $13.25 -- $16.50
Options exercised........................           --                  --
Options cancelled........................           --                  --
                                             ---------
Options Outstanding, December 31, 1995...      543,500    $ 6.00 -- $16.50
                                             ---------
                                             ---------

     Aggregate proceeds from the exercise of all options outstanding approximate $6 million at December 31, 1995. No options were exercisable at December 31, 1995.

  Purchase Option

     During August 1995, the Company acquired an option to purchase (the 'Purchase Option') the assets of Special Finance, Inc. ('SFI'). SFI is a Florida based auto finance broker that at December 31, 1995 provided approximately 35% of the Company's acquired Loan Contracts. The Purchase Option expires August 1, 2000 and gives the Company the right to purchase the business of SFI for the purchase price of $1,000,000, plus 125,000 shares of the Company's Common Stock and options to purchase 65,000 shares of Common Stock at $6.00 per share. A Purchase Option price of $250,000 paid to SFI on August 1, 1995 is to be credited against the purchase price.

     In the event the Company decides to exercise the Purchase Option, the Company has agreed to register the shares of Common Stock to be distributed in the transaction, and pending such registration, the Company has agreed to lend up to $900,000 to the sole stockholder of SFI at then prevailing market rates of interest, with such loan being secured by a security interest in up to 120,000 shares until such time as the shares are registered.

     Management is currently evaluating the economic benefits of exercising the Purchase Option and to date, has made no determination on the likelihood of whether or when such a purchase may occur, if at all. In the interim, the Purchase Option provides the Company with a right of first refusal to purchase all of the Loan Contracts acquired or originated by SFI.

  Stock Purchase Warrants

     The Company has issued detachable stock purchase warrants (the 'warrants') in connection with the private placement of convertible subordinated debt. At December 31, 1995, the Company had 1,961,125 in warrants outstanding at exercise prices ranging from $9 to $15. The warrants contain features that permit redemption at $.001 per warrant based on the average trading prices of the Company's common stock.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 14 -- INCOME TAXES:

     The components of the provision for income taxes for the years ended December 31, 1995 and 1994, consist of the following:

                                          1995          1994
                                       ----------     --------
Current tax expense:
  Federal..........................    $  360,243     $231,591
  State............................        72,951       43,981
                                       ----------     --------
                                          433,194      275,572
                                       ----------     --------
Deferred tax expense (benefit):
  Federal..........................     1,349,092      (10,390)
  State............................       144,035       (1,839)
                                       ----------     --------

                                        1,493,127      (12,229)
                                       ----------     --------
Total provision for income taxes...    $1,926,321     $263,343
                                       ----------     --------
                                       ----------     --------

     The income tax provision differs from the amount determined by multiplying pre-tax income by the statutory federal income tax rate. The reconciliation between the expected tax provision and the actual tax provision for the years ended December 31, 1995 and 1994 is as follows:

                                          1995          1994
                                       ----------     --------
Income taxes at statutory rate.....    $1,653,185     $223,606
State taxes........................       141,721       27,814
Other..............................       131,415       11,923
                                       ----------     --------
Provision for income taxes.........    $1,926,321     $263,343
                                       ----------     --------
                                       ----------     --------

     The net deferred income tax liability as of December 31, 1995 is comprised of the following temporary differences:

Deductible Temporary Differences
Depreciation.................................    $ 5,850,659
Bad debt reserves............................        362,441
Other........................................             --
                                                 -----------
Deferred income tax asset....................      6,213,100
                                                 -----------
Taxable Temporary Differences
Direct financing Lease Contracts.............     (6,685,591)
Book over tax gain on sale of contracts......     (1,131,096)
Capitalized loan costs.......................             --
                                                 -----------
Deferred income tax liability................     (7,816,687)
                                                 -----------
Net deferred income tax liability............    $(1,603,587)
                                                 -----------
                                                 -----------

NOTE 15 -- RELATED PARTY TRANSACTIONS:

     In October 1994, the Company sold a repossessed boat to an officer of the Company in consideration for a note in the amount of $89,000 and the offset by the Company of $21,000 payable to the officer. The note bore interest at an annual rate of 10% and was repaid in 1995.

     On November 30, 1994, the Company sold a portfolio of 14 loans with a total principal balance of $1.1 million to the president and chief executive officer of the Company for a price of $591,000. These loans were included in a portfolio purchased during 1994 at a significant discount. The portion of the

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 15 -- RELATED PARTY TRANSACTIONS: -- (CONTINUED)

purchase price allocated to the loans sold approximated the sales price to the officer; therefore, no gain or loss was recognized on the sale. The Company sold these loans at a purchase price based on the estimated discounted cash flows anticipated on the specific loans purchased. This is the same method the Company uses to value its bulk portfolio acquisitions. The sales price of the loans reduced a previously established liability owed by the Company to the officer for bonuses and dividends. The Company continues to service the loans for the officer.

     An affiliate provided executive and financial services to the Company during 1994. The Company reimbursed the affiliate $675,000 for these services under a consulting agreement. The consulting agreement includes providing advice on the purchase and sale of consumer loan and lease portfolios and financing arrangements. Under the terms of the agreement, the Company pays the affiliate a fee of $50,000 per month through March 1995. During 1994, the Company prepaid the remaining amounts due under the contract at a $75,000 discount.

     Upon completion of the Merger, the Company entered into an employment agreement (the 'Agreement') with the president and chief executive officer of the Company. The Agreement provides for a base salary of $275,000 per year plus discretionary bonuses, as approved by the Board of Directors, in addition to certain benefits. The Agreement is renewable annually for successive three year periods; however, the president may terminate the Agreement upon written notice the earlier of one year from the date of such notice or 90 days after his replacement has been hired by the Company. The president may not terminate the Agreement prior to three years from the date of the Agreement. During 1995, the Board of Directors approved an increase in base salary to $300,000 per year.

     At December 31, 1995, the Company had a stockholder loan payable in the amount of $2,919,000, interest at 9%, which is due on March 31, 1996. However, this loan may be extended at the discretion of the chief executive officer for 30 day periods.

NOTE 16 -- EMPLOYEE BENEFITS:

     The Company sponsors a 401(k) savings plan covering most employees.

Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Total Company contributions were $48,355 and $22,787 for the years ended December 31, 1995 and 1994, respectively.

NOTE 17 -- LITIGATION:

     The Company is involved in various litigation matters arising in the normal course of business. Legal counsel's and management's assessment are that none of these matters are anticipated to have a material adverse impact on the financial position or results of operations of the Company.

NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. Fair value estimates are made at a specific point in time using estimates of rates of return that the Company believes would be required by independent third party investors. Accordingly, these estimates may not be indicative of rates that would be required if actual sales had taken place.

                            NAL FINANCIAL GROUP INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1995 AND 1994

NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS: -- (CONTINUED)

  Finance Receivables

     The fair value of finance receivables is computed by using estimated market rates of return desired by bulk purchasers.

  Excess Servicing Receivable

     Excess servicing cash flows over the estimated remaining life of the Loan Contracts have been calculated using estimates for prepayments, losses and weighted average discount rates, which the Company expects market participants would use for similar instruments. Accordingly, the carrying amount approximates the fair value.

  Debt Participation Interests; Credit and Warehouse Facilities

     The fair value of existing debt is computed based on rates currently available to the Company for debt with similar terms and maturities.

  Other Financial Liabilities

     The fair value of other financial liabilities closely approximates carrying amount.

     The estimated fair values of the Company's financial instruments at

December 31, 1995 were as follows:

                                                       DECEMBER 31, 1995
                                                 -----------------------------
                                                   CARRYING           FAIR
                                                    AMOUNT           VALUE
                                                 ------------     ------------
Financial Assets:
Cash.........................................    $    920,981     $    920,981
Restricted cash..............................       1,031,734        1,031,734
Finance receivables:
  Automobile finance contracts...............      97,119,635       97,323,178
  Consumer finance contracts.................       2,289,503        2,383,365
  Mortgage finance contracts.................       1,805,068        1,981,481
Excess servicing receivable..................       4,999,165        4,999,165
                                                 ------------     ------------
     Total...................................    $108,166,086     $108,639,904
                                                 ------------     ------------
                                                 ------------     ------------
Financial Liabilities:
Debt participation interests.................    $ 42,380,522     $ 42,305,963
Credit and warehouse facilities..............      33,428,946       33,017,076
Convertible subordinated debt................      12,924,379       12,924,379
Stockholder loans............................       2,919,000        2,919,000
                                                 ------------     ------------
     Total...................................    $ 91,652,847     $ 91,166,418
                                                 ------------     ------------
                                                 ------------     ------------

NOTE 19 -- SUBSEQUENT EVENTS:

     In January 1996, the Company completed the sale of $2.5 million of additional subordinated debentures with terms similar to previously issued convertible subordinated debt.

     On March 22, 1996, the Company completed a securitization of Loan Contracts of approximately $40.8 million.

                            NAL FINANCIAL GROUP INC.
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                     SEPTEMBER 30,    DECEMBER 31,
                                                         1996             1995

                                                     -------------    -------------
ASSETS:
  Cash and cash equivalents.......................     $   3,090        $     921
  Restricted cash.................................         1,482            1,032
  Finance receivables, net........................        87,739          101,214
  Investment in operating Lease Contracts.........         8,905            4,055
  Automobile inventory............................         2,384            1,886
  Excess servicing receivable.....................        22,898            4,999
  Premises and equipment, net.....................         2,685            1,803
  Accrued interest receivable.....................         2,875            1,460
  Debt issue costs................................         2,336              857
  Goodwill........................................         3,671               --
  Other assets....................................         6,768            3,808
                                                     -------------    -------------
TOTAL ASSETS                                           $ 144,833        $ 122,035
                                                     -------------    -------------
                                                     -------------    -------------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Credit and warehouse facilities.................     $  49,191        $  33,429
  Debt participation interests....................        21,682           42,380
  Convertible subordinated debt...................        25,843           12,924
  Accounts payable and accrued expenses...........         2,233            1,047
  Income taxes payable............................         4,713            1,604
  Stockholder loan................................            --            2,919
  Other liabilities...............................         3,913            3,872
                                                     -------------    -------------
TOTAL LIABILITIES                                        107,575           98,175
                                                     -------------    -------------

STOCKHOLDERS' EQUITY:
  Preferred Stock - $1,000 par value:
     10,000,000 shares authorized, no shares
       issued
  Common Stock - $.15 par value:
     50,000,000 shares authorized, 7,252,935
       shares outstanding at September 30, 1996
       and 6,699,987 shares outstanding at
       December 31, 1995..........................         1,088            1,005
  Paid in capital.................................        25,698           18,525
  Retained earnings...............................        10,472            4,330
                                                     -------------    -------------
TOTAL STOCKHOLDERS' EQUITY                                37,258           23,860
                                                     -------------    -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 144,833        $ 122,035
                                                     -------------    -------------
                                                     -------------    -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             FOR THE NINE
                                                                MONTHS
                                                           ENDED SEPTEMBER
                                                                 30,
                                                          ------------------
                                                           1996       1995
                                                          -------    -------
INTEREST INCOME:
  Finance charges and discount accretion...............   $17,154    $10,999
  Interest expense.....................................    (8,218)    (4,636)
                                                          -------    -------
     Net interest income...............................     8,936      6,363
  Provision for credit losses..........................    (2,801)    (1,412)
                                                          -------    -------
     Net interest income after provision
        for credit losses..............................     6,135      4,951
                                                          -------    -------

OTHER INCOME:
  Gain on sale of contracts............................    13,427        128
  Fees and other.......................................     4,670      1,241
                                                          -------    -------
        Total other income.............................    18,097      1,369
                                                          -------    -------

OTHER EXPENSES:
  Salaries and employee benefits.......................     6,060      1,373
  Depreciation and amortization........................     1,250        691
  Occupancy expense....................................       773        289
  Professional services................................     1,401        488
  Other operating expense..............................     4,360      1,673
  Non cash charge for the release of
     escrow shares.....................................       301         80
                                                          -------    -------
        Total other expenses...........................    14,145      4,594
                                                          -------    -------
  Income before income taxes...........................    10,087      1,726
  Provision for income taxes...........................    (3,945)      (656)
                                                          -------    -------

NET INCOME.............................................   $ 6,142    $ 1,070
                                                          -------    -------

                                                          -------    -------

Primary Earnings Per Share:

Net income available to common and common
  equivalent shares....................................   $ 6,900    $ 1,070
Weighted average number of common and
  common equivalent shares.............................     8,484      5,875
Net income per share...................................   $  0.81    $  0.18
Fully Diluted Earnings Per Share:
Net income available to common and common
  equivalent shares....................................   $ 7,827    $ 1,070
Weighted average number of common and
  common equivalent shares.............................    10,369      6,013
Net income per share...................................   $  0.75    $  0.18

  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          FOR THE NINE MONTHS
                                                          ENDED SEPTEMBER 30,
                                                          --------------------
                                                            1996        1995
                                                          --------    --------
Cash flows from operating activities:
  Net Income...........................................   $  6,142    $  1,070
  Adjustments to reconcile net income to net
     cash provided by operations:
        Accretion of discount..........................         --        (599)
        Provision for credit losses....................      2,801       1,412
        Depreciation and amortization..................      3,101         691
        Gain on sale of loan pools.....................    (13,427)       (128)
        Non-cash charge - escrow shares................        301          80
        Return of excess servicing cashflows...........      1,949          --
     Changes in assets and liabilities:
        Other, net.....................................       (760)        362
                                                          --------    --------
Net cash provided by operating activities:.............        107       2,888
                                                          --------    --------
Cash flows from investing activities:
     Purchase of receivables...........................   (197,445)   (108,876)
     Payments received on receivables..................     42,427      31,788

     Purchase of property and equipment................     (1,066)       (689)
     Proceeds from sale of loan pools..................         --       1,623
     Purchase of Special Finance, Inc..................       (750)       (250)
                                                          --------    --------
Net cash used in investing activities:.................   (156,834)    (76,404)
                                                          --------    --------
Cash flows from financing activities:
     Net proceeds from financings......................    196,152     111,094
     Repayments of financings..........................   (201,088)    (40,662)
     (Repayments) proceeds of stockholder loan.........     (2,919)        791
     Net proceeds from securitization of Loan
       Contracts.......................................    149,251          --
     Proceeds from subordinated debentures.............     17,500          --
     Issuance of common stock..........................         --       2,101
                                                          --------    --------
Net cash provided by financing activities:.............    158,896      73,324
                                                          --------    --------
Net increase (decrease) in cash and cash equivalents...      2,169        (192)
Cash and cash equivalents, beginning of period.........        921         665
                                                          --------    --------
Cash and cash equivalents, end of period...............   $  3,090    $    473
                                                          --------    --------
                                                          --------    --------
Supplemental disclosures of cash flows information:
Cash paid during the period for interest...............   $  4,724    $  3,965
                                                          --------    --------
                                                          --------    --------
Cash paid during the period for taxes..................   $  1,465    $    346
                                                          --------    --------
                                                          --------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                            NAL FINANCIAL GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION:

     The interim financial information of NAL Financial Group Inc. (the 'Company'), which is included herein, is unaudited and has been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. In the opinion of management, these interim financial statements include all the adjustments necessary to fairly present the results of the interim periods and all such adjustments which are of a normal recurring nature. The interim financial statements presented herein include the accounts of the Company and its wholly-owned subsidiaries and should be read in conjunction with the audited financial statements, and the footnotes thereto, for the year ended December 31, 1995. Certain 1995 amounts have been reclassified to conform with the current year presentation.

     Operating results for the nine month period ended September 30, 1996 are not necessarily indicative of the results which may be expected for the year ending December 31, 1996.

NOTE 2 -- FINANCE RECEIVABLES:

     Finance receivables as of September 30, 1996 and December 31, 1995 consist of the following:

                                                     SEPTEMBER 30, 1996    DECEMBER 31, 1995
                                                     ------------------    -----------------
                                                                  (IN THOUSANDS)
Automobile finance contracts
  Gross contracts receivable......................        $ 97,454             $ 106,983
     Less: Unearned interest......................          (8,154)               (7,069)
          Deferred acquisition fees...............            (382)                 (123)
                                                        ----------         -----------------
                                                            88,918                99,791
                                                        ----------         -----------------
Consumer contracts receivable
  Gross contracts receivable......................           2,056                 2,768
     Less: Unearned interest......................            (160)                 (286)
          Purchase discount.......................            (102)                 (193)
                                                        ----------         -----------------
                                                             1,794                 2,289
                                                        ----------         -----------------
Mortgage loans receivable
  Gross loans receivable..........................           1,559                 2,064
     Less: Purchase discount......................            (285)                 (259)
                                                        ----------         -----------------

                                                             1,274                 1,805
                                                        ----------         -----------------
Total finance receivables.........................          91,986               103,885
Reserve available for credit losses...............          (4,247)               (2,671)
                                                        ----------         -----------------
Total finance receivables, net....................        $ 87,739             $ 101,214
                                                        ----------         -----------------
                                                        ----------         -----------------

     The reserve available for credit losses consists of an allowance for losses established through a provision from earnings, non-refundable purchase discount on Loan Contracts purchased from Dealers, and refundable reserves such as dealer holdback. Purchase discount represents the differential, if any, between the amount financed on a Loan Contract and the price paid by the Company to acquire the Loan Contract, net of any acquisition costs. Any discount on Loan Contracts which management considers necessary to absorb future credit losses is allocated to the reserve available for credit losses. The remaining portion of the discount, if any, is recognized as interest income over the life of the Loan Contracts.

                            NAL FINANCIAL GROUP INC.

NOTE 3 -- EXCESS SERVICING RECEIVABLE:

     Excess servicing receivable results from the sale of Loan Contracts on which the Company retains servicing rights and a portion of the excess cash flows. Excess servicing receivable is determined by computing the difference between the weighted average yield of the Loan Contracts sold and the yield to the purchaser of the asset-backed security, adjusted for the contractual servicing fee based on the agreements between the Company and the purchaser. The resulting differential is recorded as a gain in the year of the sale equal to the present value of the estimated future cash flows, net of any portion of the excess that may be due to the purchaser and adjusted for anticipated prepayments, repossessions, liquidations and other losses. The excess servicing cash flows over the estimated remaining life of the Loan Contracts have been calculated using estimates for prepayments, losses (charge-offs) and weighted average discount rates, which the Company expects market participants would use for similar instruments. The Company updates its cash flows on a quarterly basis using actual rates of prepayments and losses to assess the remaining value of the excess servicing receivable in the aggregate.

NOTE 4 -- VOTING TRUST AGREEMENT:

     On November 30, 1994, the Company became publicly held by virtue of the Merger with an existing, yet inactive, public company. Of the 3,160,000 shares of the Company's common stock received by certain stockholders in conjunction with the Merger, 400,000 shares were placed into the Voting Trust Agreement by which shares may be released on an annual basis pursuant to a formula tied to net income earned by the Company. Any shares not released from the Voting Trust Agreement at the end of three years will be canceled.

     Management has evaluated the accounting treatment relating to the potential release of the shares under the Voting Trust Agreement using recent accounting guidance and the relevant facts and circumstances, and has determined that the potential release of approximately 340,000 shares of the total amount of shares held under the Voting Trust Agreement is not compensatory. The potential release of the remaining approximately 60,000 shares is considered compensatory based on the relevant facts and circumstances and, accordingly, an expense has been reflected for financial reporting purposes as these shares became eligible for release. This expense was a non-cash charge and did not affect working capital or total stockholders' equity.

     Compensation expense of $301,000 and $80,000 has been recorded for the nine months ended September 30, 1996 and 1995, respectively, for the portion of the 60,000 shares that has become eligible for release under the Voting Trust Agreement. As of September 30, 1996, all of the 400,000 shares under the Voting Trust Agreement have become eligible for release.

NOTE 5 -- BUSINESS COMBINATION:

     As of June 28, 1996, the Company purchased certain assets of SFI, a Florida based automobile finance company pursuant to a Purchase Option for a purchase price of $1 million, plus 125,000 shares of the Company's Common Stock and options to purchase 65,000 shares of Common Stock at an exercise price of $6.00 per share. A Purchase Option price of $250,000 paid to SFI on August 1, 1995 was credited against the purchase price. As a result of this purchase, the Company recorded goodwill in the amount of $3.8 million.

NOTE 6 -- RECENT ACCOUNTING PRONOUNCEMENTS:

     In October 1995, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards No. 123 ('SFAS No. 123'), 'Accounting for Stock-Based Compensation.' SFAS No. 123 establishes financial accounting and reporting standards for stock-

                            NAL FINANCIAL GROUP INC.

based employee compensation plans. The statement defines a 'fair value based method' of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation costs for those plans using the 'intrinsic value based method' of accounting, which the Company currently uses. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years beginning after December 15, 1995. The disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. Management has determined that the Company will continue to measure compensation costs using the 'intrinsic value based method' and will disclose the effect on net income and earnings per share using the 'fair value based method' in the footnotes to the Company's financial statements upon the adoption of SFAS No. 123.

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125 ('SFAS No. 125'), 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.' SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial-components approach that focuses on control. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be prospectively applied. However, a proposal has recently been developed to defer, for one year, certain provisions of SFAS No. 125. Management is currently evaluating the impact of adoption of SFAS No. 125 on its financial position and results of operations.

NOTE 7 -- SUBSEQUENT EVENTS:

     On November 8, 1996, the Company filed a Registration Statement on Form SB-2 (No. 333-15787), as amended on November 22, 1996 by Pre-Effective Amendment No. 1 and on December 23, 1996 by Pre-Effective Amendment No. 2 to the Registration Statement, with the Securities and Exchange Commission relating to a proposed public offering of 2,500,000 shares of Common Stock. Net proceeds of the offering will be used to support growth and for general corporate purposes, including working capital, future acquisitions, the repayment of certain advances totaling $2,413,869 to the Chief Executive Officer and the repayment of short-term indebtedness of $2,000,000. Pending such use, the net proceeds will be used to repay indebtedness under the Company's warehouse and other credit facilities.

                     [This page intentionally left blank]

          ----------------------------------------------------------
          ----------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                             PAGE
                                                             -----
Available Information.......................................     2
Prospectus Summary..........................................     3
Summary Financial Information...............................     7
Risk Factors................................................     8
Use of Proceeds.............................................    15
Price Range of Common Stock.................................    16
Dividend Policy.............................................    16
Capitalization..............................................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    18
The Company.................................................    33
Management..................................................    52
Certain Transactions........................................    59
Principal Stockholders......................................    61
Description of Securities...................................    64
Shares Eligible for Future Sale.............................    70
Underwriting................................................    71
Legal Matters...............................................    72
Statement of Indemnification................................    72
Experts.....................................................    73
Additional Information......................................    73
Index to Financial Statements...............................   F-1

          ----------------------------------------------------------

          ----------------------------------------------------------



          ----------------------------------------------------------
          ----------------------------------------------------------


                               2,500,000 Shares

                           NAL FINANCIAL GROUP INC.

                                 Common Stock

                           ------------------------
                                  PROSPECTUS
                           ------------------------

                      PRUDENTIAL SECURITIES INCORPORATED

                              PIPER JAFFRAY INC.

                          SANDS BROTHERS & CO., LTD.

                               December 23, 1996

          ----------------------------------------------------------
          ----------------------------------------------------------